Exhibit 99.8

Budget and Fiscal Plan

2007/08 – 2009/10

February 20, 2007

National Library of Canada Cataloguing in Publication Data

British Columbia.

Budget and fiscal plan. —- 2002/03/2004/05-

Annual

Also available on the Internet.

Continues: British Columbia. Ministry of Finance and

Corporate Relations. Budget ... reports. ISSN 1207-5841

ISSN 1705-6071 = Budget and fiscal plan — British Columbia.

1. Budget — British Columbia — Periodicals. 2. British

Columbia — Appropriations and expenditures — Periodicals.

I. British Columbia. Ministry of Finance. II. Title.

HJ12.B742	352.48’09711’05	C2003-960048-3

TABLE OF CONTENTS

Budget and Fiscal Plan 2007/08 – 2009/10	February 20, 2007

Attestation by the Secretary to Treasury Board	4
Summary	6

Part 1: Three-Year Fiscal Plan
Introduction	11
Consolidated Revenue Fund Spending	18
Housing	18
Health Care	25
Education	26
Post-Secondary Education	27
Enhancing Social Services	28
Justice and Public Safety	30
Strengthening Communities	31
Economic and Resource Development	32
Environmental Leadership	34
Vancouver Convention Centre Expansion Project	35
2010 Olympic and Paralympic Winter Games	36
Transportation Investment Plan	37
Expenses Recovered from External Entities	38
Service Delivery Agency Expenses	38
Revenue	40
Budget 2007 Plan	40
Changes from Budget 2007 Consultation Paper	43
Commercial Crown Corporation Income	44
Full-Time Equivalents (FTEs)	45
Capital Spending	47
Projects over $50 million	51
Provincial Debt	53
Risks to the Fiscal Plan	56
Tables:
1.1 Three-Year Fiscal Plan – Operating Statement	11
1.2 Three-Year Fiscal Plan Update – Changes from Budget 2006	12
1.3 Revenue by Source	16
1.4 Expense by Ministry, Program and Agency	17
1.5 Meeting the housing challenges of a growing economy	24
1.6 Enhancing Social Services	28
1.7 Justice and Public Safety	31
1.8 Strengthening Communities	32
1.9 Economic and Resource Development	33
1.10 Environmental Leadership	35
1.11 Vancouver Convention Centre Expansion Project Funding	36
1.12 2010 Olympics Funding	36
1.13 Transportation Investment Plan	37
1.14 Budget 2007 Tax Measures 2006/07 to 2009/10	40
1.15 Annual Revenue Change – 2007/08 to 2009/10	41
1.16 Personal income tax revenue	41
1.17 Corporate income tax revenue	42
1.18 Forests revenue	43
1.19 Health and social transfers	43
1.20 Revenue changes since Budget 2007 Consultation Paper	44
1.21 Full-Time Equivalents (FTE’s) – Changes from Budget 2006	46
1.22 Capital Spending	47
1.23 Capital Expenditure Projects Greater Than $50 million	52
1.24 Provincial Debt Summary	53
1.25 Reconciliation of Summary Surpluses to Provincial Debt Changes	55
1.26 Provincial Financing	56
1.27 Key Fiscal Sensitivities	57
1.28 Notional Allocations to Contingency Vote	57

Budget and Fiscal Plan – 2007/08 to 2009/10

Topic Boxes:
Meeting the Housing Challenges of a Growing Economy	19
Children’s Education Fund	64
Provincial Capital Investment and Debt Management Strategy	66
Natural Gas Prices	69
Regulatory Reform	72
Part 2: Tax Measures
Tax Measures – Supplementary Information	75
Tables:
2.1 Summary of Tax Measures	74
2.2 British Columbia Personal Income Tax Brackets and Rates	76
2.3 British Columbia Tax Cut – Impact on Taxpayers	76
2.4 British Columbia Personal Income Taxes Payable Before and After Tax Cuts	76
Topic Box:
Provincial Sales Tax Review	85
Part 3: British Columbia Economic Review and Outlook
Summary	89
Recent Developments	90
The Outlook for the External Environment	91
Financial Markets	96
The British Columbia Economic Outlook	98
Risks to the Economic Outlook	108
Tables:
3.1 British Columbia Economic Indicators	90
3.2 Ministry of Finance Economic Forecast: Key Assumptions	95
3.3 Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	97
3.4 Private Sector Canadian 10-year Government Bond Interest Rate Forecasts	97
3.5 Private Sector Exchange Rate Forecasts	98
3.6 British Columbia Economic Outlook	99
3.7 Ministry of Finance Economic Forecast: Key Economic Indicators	99
3.8 British Columbia Economic Review	109
3.9.1 Gross Domestic Product: British Columbia	110
3.9.2 Components of Nominal Income and Expenditure	111
3.9.3 Labour Market Indicators	111
3.9.4 Major Economic Assumptions	112
Topic Box:
The Economic Forecast Council, 2007	113
Part 4: 2006/07 Updated Financial Forecast (Third Quarterly Report)
2006/07 Fiscal Year in Review	119
Changes since the Second Quarterly Report	120
Capital Spending and Provincial Debt	123
Tables:
4.1 Budget 2006 and Quarterly Updates – Operating Statement	119
4.2 Operating Statement Update Since the Second Quarterly Report	121
4.3 2006/07 Pressures Notionally Allocated to the Contingencies Vote	122
4.4 Budget 2006 and Quarterly Updates – Capital Spending and Provincial Debt	123
4.5 Capital Spending and Provincial Debt Update Since the Second Quarterly Report	124
4.6 2006/07 Operating Statement	125
4.7 2006/07 Forecast Update – Changes from Budget 2006	126
4.8 2006/07 Revenue by Source	127
4.9 2006/07 Expense by Ministry, Program and Agency	128
4.10 2006/07 Expense by Function	129
4.11 2006/07 Service Delivery Agency Operating Results	130
4.12 2006/07 Capital Spending	132
4.13 2006/07 Capital Expenditure Projects Greater Than $50 million	133
4.14 2006/07 Provincial Debt	134
4.15 2006/07 Statement of Financial Position	135

Appendices
A1 Tax Expenditures	136
A2 Interprovincial Comparisons of Tax Rates – 2007	141
A3 Comparison of Provincial and Federal Taxes by Province – 2007	142
A4 Interprovincial Comparisons of Provincial Personal Income Taxes Payable – 2007	144
A5 Summary of Revenue Measures from July 30, 2001 to February 20, 2007	145
A6 Operating Statement – 2003/04 to 2009/10	148
A7 Revenue by Source – 2003/04 to 2009/10	149
A8 Expense by Function – 2003/04 to 2009/10	150
A9 Service Delivery Agency Operating Results – 2003/04 to 2009/10	151
A10 Material Assumptions – Revenue	153
A11 Material Assumptions – Expense	158
A12 Full-Time Equivalents (FTEs) – 2003/04 to 2009/10	161
A13 Capital Spending – 2003/04 to 2009/10	161
A14 Statement of Financial Position – 2003/04 to 2009/10	162
A15 Provincial Debt Summary – 2003/04 to 2009/10	164
A16 Key Provincial Debt Indicators – 2003/04 to 2009/10	165

February 20, 2007

As required by Section 7(d) of the Budget Transparency and Accountability Act (BTAA), I am confirming that the Budget and Fiscal Plan contains the following elements:

•                  The fiscal and economic forecasts for 2007/08, which are detailed in Part 1 and Part 3.

•                  All material economic, demographic, taxation, accounting policy and other assumptions underlying the 2007/08 economic, revenue, expenditure, surplus and debt forecasts are also disclosed. In particular:

•                  The status quo policy is assumed for federal government transfer revenues, and in particular that equalization revenues will be zero for the 2007/08 through 2009/10 fiscal years. No revenues from the recently announced Canada ecoTrust have been assumed;

•                  Similarly, the status quo is assumed for provincial income tax bases that could be impacted by federal government budget decisions, such as a change to policies for income splitting;

•                  Funding allocations for Health Authorities in 2008/09 and 2009/10 reflect increases required to fund the costs of settlements negotiated in the recent round of collective bargaining. Funding to reflect service requirements will be added in future budgets pending information from the Conversation on Health. The forecast allowances for 2008/09 and 2009/10 can accommodate future increases within the fiscal plan surplus targets;

•                  The capital spending plan includes a capital contingency averaging 9.5 per cent of total taxpayer-supported capital spending. This contingency allowance provides protection against higher-than-expected construction price inflation. This is expected to absorb the potential additional cost of the Vancouver Convention Centre Expansion Project for which a revised project budget is being developed for review by government. The capital contingency also provides an allocation to assist health authorities to finance priority hospital projects in Victoria, Kelowna, Vernon, and Fort St John, pending final approval processes for those projects.

•                  Government’s new environmental leadership commitments are not all included in the budget as detailed implementation plans will be developed over the next several months. Updates to Budget 2007 released in each of the subsequent Quarterly Reports will include adjustments to the fiscal plan to fully incorporate these commitments as they are developed.

•                  The report on the advice received from the Minister’s Economic Forecast Council on the economic growth outlook for British Columbia, including the range of forecasts for 2007 and 2008. This is found at the end of Part 3.

•                  The major areas of risk to the plan known at this time are disclosed in the risks section in Part 1 and in the material assumption tables in the appendix.

…/2

Ministry of Finance	Office of the Deputy Minister	Mailing Address:	Location Address:
		PO Box 9417 Stn Prov Govt	Room 109
		Victoria BC V8W 9V1	617 Government Street
		www.gov.bc.ca/fin	Victoria BC

The financial forecasts of schools, universities, colleges and health authorities/societies (the SUCH sector) have been developed and signed off by the relevant organization, using broad policy assumptions provided by the Ministries of Health, Advanced Education and Education. However, due to the timing of the budget, several SUCH sector organizations submit their forecasts prior to formal development and approval of their annual plans by their full boards. As a result, final approved financial plans may differ from the forecasts included in the Budget and Fiscal Plan.

For full transparency and accountability it is preferable to obtain full board approvals of financial plans, however the sign-off of the board chair alone has been accepted in recognition that some agencies may have difficulty scheduling board meetings in late December or early January. For health authorities, the chairs of the respective boards have signed-off the 2007/08 forecasts, with the exceptions of the Vancouver Coastal and Fraser Health Authorities, where management has provided sign-off. As both of these health authorities have recently had new Board Chairs appointed, their boards did not have sufficient time to review the earlier forecasts in detail prior to the Budget. The new boards of the Vancouver Coastal and Fraser Health Authorities are currently reviewing the authorities’ financial plans and expect to submit revised financial plans in early fiscal 2007/08. Due to the interim nature of the 2008/09 and 2009/10 funding targets, which reflect increased funding for the settlement costs of the negotiating framework, health authorities have not provided sign-off on these out-year forecasts.

The accounting policies followed in the Budget and Fiscal Plan comply, in all material respects, with generally accepted accounting principles (GAAP) for senior governments as prescribed by the Public Sector Accounting Board (PSAB).

As required under section 7(e) of the BTAA, the forecast allowance, which is an adjustment to the most likely forecast of the 2007/08 surplus, is also disclosed. The 2007/08 forecast allowance helps to mitigate against revenue risks such as a sudden fall in energy prices, or unexpected costs such as natural disasters. The forecast allowances in subsequent years also provide cushions against events such as a significant slowing of economic growth, changes in the key lumber and natural gas commodity prices, out-year funding pressures, or the health authority updates noted above, that could have a negative impact on the fiscal plan.

I would like to thank staff in all government ministries, Crown corporations and the SUCH sector for their work in developing the plans and preparing these multi-year economic and financial forecasts. I would like to especially acknowledge my colleagues in the Ministry of Finance. Their professionalism, hard work and expertise were essential to the preparation of this budget.

Tamara Vrooman
Deputy Minister and
Secretary to Treasury Board

2

x

Summary: BUDGET AND FISCAL PLAN – 2007/08 TO 2009/10

	2006/07		Budget
		Updated	Estimate	Plan	Plan
($millions)	Budget	Forecast	2007/08	2008/09	2009/10
Revenue	35,364	38,040	37,390	37,870	39,075
Expense	(33,914)	(34,890)	(36,240)	(36,720)	(37,875)
Surplus before forecast allowance	1,450	3,150	1,150	1,150	1,200
Forecast allowance	(850)	(300)	(750)	(1,000)	(1,050)
Surplus	600	2,850	400	150	150

Capital spending:
Taxpayer-supported capital spending	3,488	3,468	3,864	3,308	2,851
Total capital spending	4,826	4,516	5,156	4,916	4,567

Provincial Debt:
Government direct operating debt	10,982	9,810	9,125	8,415	7,427
Taxpayer-supported debt	27,883	26,545	27,803	28,692	29,171
Total debt	36,590	34,352	36,837	38,681	39,981

Government direct operating debt-to-GDP ratio	6.2%	5.5%	4.9%	4.3%	3.6%
Taxpayer-supported debt-to-GDP ratio	15.8%	14.8%	14.8%	14.6%	14.1%
Total debt-to GDP ratio	20.7%	19.2%	19.6%	19.6%	19.3%

Economic growth remains strong

BC is expected to be one of the growth leaders in Canada over the next few years, fueled by strong consumer and business confidence, and high levels of residential and non-residential construction. Following estimated GDP growth of 3.9 per cent in 2006, the BC economy is forecast to grow by 3.1 per cent in 2007. Economic momentum is expected to continue through to 2011 with annual real GDP growth rates of 3.0 per cent or higher, as the build-up to the 2010 Winter Olympics Games continues.

With broad based strength now evident in the BC economy, employment growth was second only to Alberta for 2006, and BC’s annual unemployment rate fell to 4.8 per cent. In January 2007 BC’s unemployment rate was 4.3 per cent, its lowest point in 30 years.

Economic growth remains strong

Sources:  Statistics Canada, BC Ministry of Finance

For the last three years, net in-migration to BC has averaged more than 41,000 people a year, with over 35,000 entries from other countries and net interprovincial in-migration averaging over 6,000 people per year. BC has seen net inflows from all other provinces except Alberta. Combined with higher incomes, this has created increased demand for housing that has been reflected in rising home prices.

Property values up 24 per cent in 2006

Sources:  Canada Mortgage and Housing Corporation; BC Assessment (2006 is preliminary)

Budget 2007 focuses on housing

Among the challenges arising from a growing economy is home affordability. Budget 2007 therefore focuses on meeting the housing challenges of a growing economy. The stronger financial position that results from prudent fiscal management and a thriving economy now enables government to take the following steps towards every British Columbian having access to a safe, appropriate and affordable home.

Meeting the housing challenges of a growing economy

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Year-round shelter beds	—	8	9	10	27
2006/07 supportive housing projects	38	—	—	—	38
Transition houses for women and their children	—	2	2	2	6
Increase in income assistance shelter rates	3	33	34	36	106
Convert social to supportive housing	5	11	19	10	45
Increase Rental Assistance Program threshold	3	40	40	40	123
$250 million Housing Endowment Fund initiatives	—	10	10	10	30
Spending subtotal	49	104	114	108	375
Increase First Time Home Buyers’ threshold	—	21	21	21	63
Increase Home Owner Grant threshold to $950,000	—	—	—	—	—
Extend Home Owner Grant eligibility	—	1	1	1	3
Lower eligibility for property tax deferral to age 55	—	—	—	—	—
Personal income tax rate reduction	63	321	547	575	1,506
Tax reductions subtotal	63	343	569	597	1,572
Provincial funding subtotal	112	447	683	705	1,947
Additional social housing units	—	25	25	—	50
Improving off-reserve housing conditions	—	25	26	—	51
Federal funding subtotal	—	50	51	—	101
Total	112	497	734	705	2,048

More supports for the homeless

To increase access to shelter and supports for the homeless, Budget 2007 increases the number of year-round shelter beds by nearly 300 to a total of 1,300. Increased funding of $27 million over three years will support these additional beds, as well as counseling services and help to move into longer-term housing.

In addition, $38 million is made available in 2006/07 for supportive housing projects targeted towards people who are homeless, or at risk of being homeless, providing an estimated 600 beds in shelters, transitional housing and permanent housing.

Budget 2007 also provides $6 million over three years to provide 24/7 staffing in transition houses when required, increasing the safety of women and their children who have left abusive relationships, and providing additional crisis assistance and support.

Enhancing Income Assistance

Budget 2007 contributes $106 million over four years to increase the shelter rate for people on income assistance by $50 per month, providing recipients greater access to the housing market; or allowing them to spend support money on food and other necessities rather than on shelter costs.

In addition, government is standardizing shelter and support benefits for families with children, so that all parents – whether employable, with a disability, or with persistent multiple barriers to employment – receive the same supports for their children.

Converting social to supportive housing

Recognizing the increased demand for supportive housing primarily from lower income seniors, Budget 2007 provides $45 million over four years to upgrade up to 750 social housing units to supportive units, enabling seniors to remain in their communities longer.

New support for working families

Budget 2007 raises the Rental Assistance Program income threshold to $28,000, making over 20,000 lower income working families renting in the housing market potentially eligible for direct assistance.

Improving housing affordability

Budget 2007 includes tax changes to help British Columbians with the rising cost of housing:

•      The threshold for the First Time Home Buyers’ Program for property transfer tax exemption will increase to a province-wide standard of $375,000 and there will be greater access to the program for families acquiring Habitat for Humanity homes;

•      As announced in January 2007, the Home Owner Grant phase-out threshold will rise to $950,000 to ensure that more than 95 percent of homeowners continue to be eligible for the full grant;

•      The Home Owner Grant will also be available to low income seniors, veterans, persons with disabilities, and other qualified individuals regardless of the assessed value of their home;

•      Eligibility for the Property Tax Deferment Program will be lowered to age 55 years from the current 60; and

•      Budget 2007 builds on previous reductions to the personal income tax rate by providing a 10 per cent cut to provincial personal income taxes for people earning up to $100,000. Reductions to personal income taxes since 2001 mean that 250,000 British Columbians now will pay no provincial income tax, while lower income taxpayers have seen reductions of up to 70 per cent. Most taxpayers have seen reductions of between 30 and 35 per cent. The additional money in people’s pockets will help British Columbians meet their housing challenges, and help them with the high cost of housing in BC.

BC personal income taxes payable before and after tax cuts*

	BC tax before	BC tax after	Reduction	Percent change
Taxable Income	2001 tax cuts	2007 tax cuts	in BC tax	in BC tax

$15,000	$56	$0	$56	-100%
$20,000	$823	$256	$567	-69%
$30,000	$1,606	$1,023	$583	-36%
$40,000	$2,585	$1,679	$906	-35%
$50,000	$3,760	$2,484	$1,276	-34%
$60,000	$4,950	$3,299	$1,651	-33%
$70,000	$6,197	$4,142	$2,055	-33%
$80,000	$7,888	$5,210	$2,678	-34%
$100,000	$11,669	$7,766	$3,903	-33%
$120,000	$15,609	$10,706	$4,903	-31%
$150,000	$21,519	$15,116	$6,403	-30%

* See Part 2: Tax Measures for further information.

$250 million Housing Endowment Fund

Several years of robust economic growth, prudent fiscal management, and a sustainable debt track have provided additional financial flexibility, enabling government to set aside $250 million out of the $2.85 billion 2006/07 surplus to establish a Housing Endowment Fund. This amount will be invested and generate an estimated $10 million annually in perpetuity. These earnings will be available to support innovative housing proposals to focus on new ways to meet the diverse needs of individuals and families not being fully served by existing programs and services.

Sustaining Services to British Columbians

Budget 2007 also commits funding to sustaining and enhancing health, education and other key services on which British Columbians depend.

Budget 2007 provides:

•      Additional funding for healthcare and K–12 education totalling $1.4 billion over three years, excluding funding for settlement costs under the negotiating framework. Including funding for negotiating framework costs results in total funding increases of $3.3 billion;

•      $468 million over four years invested in programs that enhance the quality of life for children, adults and families, and are targeted towards children at risk or with special needs, adults with developmental disabilities, and individuals or families in need;

•      An additional $178 million over four years to improve and transform the policing, justice and correction system to protect communities and citizens;

•      $189 million to strengthen BC communities through local infrastructure and transportation projects;

•      $315 million over four years to enhance post-secondary educational and training opportunities throughout the province, reconciliation of Aboriginal rights and title, and investments in the natural resource sectors; and

•      $103 million for environmental leadership initiatives that protect the environment, and support sustainable environmental management and includes the following tax changes:

•      Provincial sales tax relief for the purchase of hybrid vehicles will be extended to April 2011;

•      The exemptions for ENERGY STAR furnaces, boilers and heat pumps will be extended; and

•      The exemption for alternative fuels will be expanded to include all biodiesel fuel.

Additional tax reductions

Budget 2007 also provides $303 million over four years to improve the competitiveness and fairness of the tax system including:

•      Implementing the training tax credit to help ensure BC’s young people have the skills they need;

•      Implementing an enhanced dividend tax credit to reduce the extent to which income is taxed at both the corporate and personal level;

•      Extending the Book Publishers tax credit for an additional 5 years to 2012;

•      Extending the provincial Scientific Research and Experimental Development Tax Credit until 2014;

•      Enhancing the Mining Exploration Tax Credit in areas affected by the Mountain Pine Beetle; and

•      Providing a tax refund on the purchase of eligible medical equipment purchased by charities.

Building universities, hospitals and roads

The higher than expected surpluses over the past few years have allowed the province to make significant investments in infrastructure without adding to provincial debt. For example, the $3.06 billion surplus in 2005/06 and the $2.85 billion surplus in 2006/07 helped finance the following:

•      $1.61 billion spending on post-secondary facilities including the University of Victoria’s Engineering and Computer Science Building, and the North Cariboo Community Campus in Quesnel;

•      $0.65 billion spending on the K–12 school system including Pacific Heights Elementary school in Surrey, and L’Ecole Victor Brodeur in Esquimalt;

•      $1.70 billion for health facilities and equipment including cancer treatment vaults at the BC Cancer Agency’s Vancouver Centre, and the Mental Health Building for Children at BC Children’s and Women’s Hospitals; and

•      $1.60 billion for roads and bridges projects including the Cariboo connector program, Kicking Horse Canyon Phase I, and Yoho bridge.

BC continues to invest in building and upgrading schools, universities, colleges, hospitals, roads and bridges to meet the needs of a growing economy, with just over $10 billion forecast to be invested in taxpayer-supported capital spending over the next three years. However, borrowing for capital purposes is forecast to increase by a smaller $5 billion over the same period, as cash and cost-sharing with partners reduces borrowing requirements.

Capital investments require debt financing

Recognizing that higher than expected construction costs are an ongoing concern, and that several key health projects are still in the review phase, the government has increased its capital contingency to an average of 9.5 per cent of total taxpayer-supported capital spending over the next three years. This contingency is in addition to the contingencies included in individual project budgets, and is estimated to be sufficient to accommodate these pressures within the overall capital plan forecast.

Debt remains affordable

Although taxpayer-supported debt is forecast to grow an average 3.2 per cent annually over the next three fiscal years, reaching $29.2 billion in 2009/10, this growth is managed through debt allocations for each sector, so that growth in debt is less than the growth in the overall economy.

The taxpayer-supported debt to GDP ratio, a key measure of fiscal sustainability used by credit rating agencies, is therefore forecast to decline over the next three years. However the decline is flat in

Taxpayer-supported debt to GDP ratio trends down

2007/08 and modest in 2008/09 reflecting higher capital spending levels and smaller surpluses in those years.

Government is committed to maintaining a downward trend in the taxpayer-supported debt to GDP ratio. Consistent with the recommendations of the Economic Forecast Council, a moving average is used to track the debt to GDP ratio trend. This strategy keeps debt affordable for future generations of British Columbians.

Forecast allowances cover risks and pressures on the fiscal plan

The forecast surpluses for 2007/08, 2008/09 and 2009/10 included in Budget 2007 remain the same as those set out in November 2005 when the negotiating framework for public sector compensation was established. As settlements covering approximately 94 per cent of the public sector have since been concluded, these negotiated wage increases have now been included in ministry budgets. Combined with funding for service enhancements provided in Budget 2007, this provides a sustainable spending plan for the next three years.

The main risks to the fiscal plan lie in the potential for a larger than expected slowdown in the US economy; the volatility of commodity prices, in particular natural gas and lumber prices; and the Canadian dollar. As well, while the fiscal plan assumes the status quo for federal government policies regarding taxation and transfer payments to the provinces, these could change in the forthcoming federal budget. The main spending uncertainty, other than from natural disasters, rests with the interim nature of health authority funding amounts for 2008/09 and 2009/10. The size of forecast allowances for those years recognizes the need to accommodate some additional growth in health authority funding, as well as the above noted risks.

Part 1:  THREE-YEAR FISCAL PLAN

Table 1.1   Three-Year Fiscal Plan – Operating Statement

	2006/07		Budget
		Updated	Estimate	Plan	Plan
($ millions)	Budget	Forecast	2007/08	2008/09	2009/10

Taxpayer-supported programs and agencies:
Revenue	33,393	35,464	34,887	35,357	36,508
Expense	(33,914)	(34,600)	(36,240)	(36,720)	(37,875)
Negotiating Framework incentive payments	—	(290)	—	—	—
Taxpayer-supported balance	(521)	574	(1,353)	(1,363)	(1,367)
Commercial Crown corporation income	1,971	2,576	2,503	2,513	2,567
Surplus before forecast allowance	1,450	3,150	1,150	1,150	1,200
Forecast allowance	(850)	(300)	(750)	(1,000)	(1,050)
Surplus	600	2,850	400	150	150

Introduction

Budget 2007 continues government’s legislated commitment to balanced provincial budgets. The budget includes additional revenues available since Budget 2006 as a result of stronger economic performance.

As shown in Table 1.2, Budget 2007 provides for:

•      More than $2.0 billion over four years to help British Columbians meet the housing challenges of a growing economy.

•      Additional funding for healthcare and K–12 education totaling $1.4 billion over three years, excluding funding for settlement costs under the negotiating framework. Including funding for negotiating framework costs results in total funding increases of $3.3 billion.

•      Enhanced social services: $468 million over four years for programs and services to support the quality of life for children, adults and families living in British Columbia communities.

•      Justice and Public Safety: $178 million over four years for policing, justice and the corrections system to protect communities and citizens.

•      Strengthening Communities: $189 million over four years for local infrastructure and transportation projects.

•      Economic and Resource Development: $315 million over four years to enhance post secondary educational and training opportunities throughout the province, reconciliation of Aboriginal rights and title, and additional investments in the natural resource sectors.

•      Environmental Leadership: $103 million for initiatives that protect the environment and support sustainable environmental management, including $13 million of tax initiatives that support government’s environmental objectives.

•      Additional tax reductions of $303 million over four years (including implementation of tax reductions included in the 2007 Budget Consultation Paper) for other tax reductions outlined in Part 2: Tax Measures; and

•      The surplus and forecast allowance, to help protect the balanced budget plan.

Table 1.2 Three-Year Fiscal Plan Update – Changes from Budget 2006

($ millions)	2006/07	2007/08	2008/09	2009/10
Budget 2006 Fiscal Plan (February 21, 2006)	600	400	150	150
Budget 2007 Consultation Paper – available revenue	600	900	1,275	1,625
Updated fiscal plan before revenue changes and spending initiatives	1,200	1,300	1,425	1,775
Revenue changes:
Personal income tax:
Personal income tax – one-time prior year adjustment	194	—	—	—
Personal income tax before measures	367	355	385	421
Corporate income tax	37	(33)	(20)	(154)
Other tax sources	209	190	211	163
Medical Service Plan premiums	11	15	22	8
Investment earnings	104	59	57	103
Forests	107	228	135	187
Other energy, mineral and metal revenues	42	50	83	76
Natural gas royalties	(111)	(238)	(150)	25
Federal government transfers:
One-time trusts	408	—	—	—
Health and social transfers	55	8	(28)	(69)
Other taxpayer-supported revenue	106	(13)	(16)	8
Commercial Crown corporation operating results	180	52	34	36
Total revenue changes before tax reductions	1,709	673	713	804
Less : Tax reductions to meet housing challenges of a growing economy	(63)	(343)	(569)	(597)
Additional tax reductions	(56)	(83)	(87)	(90)
Implementation of tax measures presented in the Budget 2007 Consultation Paper	64	90	90	90
Total revenue changes after tax reductions	1,654	337	147	207
Forecast allowance updates	250	(200)	(600)	(650)
Less : expense increases (decreases):
Consolidated revenue fund (CRF) spending initiatives:
Meeting the Housing Challenges of a Growing Economy	49	154	165	108
Healthcare and K–12 education (excluding negotiating framework)	—	429	385	556
Enhancing Social Services (Table 1.6)	14	107	137	210
Justice and Public Safety (Table 1.7)	23	41	51	63
Strengthening Communities (Table 1.8)	23	39	53	74
Economic and Resource Development (Table 1.9)	50	68	80	117
Environmental Leadership (Table 1.10)	7	17	17	49
Other allocations	101	64	(19)	(14)
Subtotal	267	919	869	1,163
MOPD debt servicing savings net of other statutory pressures	(41)	(63)	(68)	(33)
Notional contingencies allocation/ministry savings	(267)
Net increase in CRF spending	(41)	856	801	1,130
Change in expenses recovered from external entities	286	70	68	106
Net spending changes of service delivery agencies	9	111	(47)	(54)
Total expense increases (decreases)	254	1,037	822	1,182
Budget 2007 Updated Fiscal Plan	2,850	400	150	150

Budget 2007 continues government’s commitment to an infrastructure spending plan that is affordable. Provincial capital spending funds assets that are important to the province and its citizens, including schools, hospitals, medical equipment, university lecture halls, residences, government buildings, court houses, roads, bridges, dams and transmission lines.

Total infrastructure spending on roads, schools, hospitals, post secondary facilities and other capital assets totals $5.2 billion in 2007/08, $4.9 billion in 2008/09 and $4.6 billion in 2009/10. The capital plan includes a contingency to cover risks from higher than expected cost inflation on projects, including the Vancouver Convention Centre Expansion Project, and includes a preliminary allocation for priority hospital projects in Victoria, Kelowna, Vernon and Fort St. John. More information on the three-year capital spending plan is found on page 47.

The higher than expected surpluses over the past few years have allowed the province to make significant investments in infrastructure without adding to provincial debt. For example, the $3.06 billion surplus in 2005/06 and the $2.85 billion surplus in 2006/07 helped finance the following projects:

•      $1.61 billion spending on post-secondary facilities including the University of Victoria’s Engineering and Computer Science Building, and the North Cariboo Community Campus in Quesnel;

•      $0.65 billion in spending in the K–12 school system including Pacific Heights Elementary school in Surrey, and L’Ecole Victor Brodeur in Esquimalt;

•      $1.70 billion for health facilities and equipment including cancer treatment vaults at the BC Cancer Agency’s Vancouver Centre, and the Mental Health Building for Children at BC Children’s and Women’s Hospitals; and

•      $1.60 billion for roads and bridges including the Cariboo connector program, Kicking Horse Canyon Phase I, and the Yoho bridge.

However, with smaller surpluses forecast from 2007/08 through 2009/10, debt-financing is required to fund the provincial capital spending program.

Taxpayer-supported debt is forecast to increase by an average 3.2 per cent annually over the next three years to $29.2 billion by 2009/10, reflecting planned infrastructure spending in the health, education and transportation sectors, offset by expected operating surpluses. Total provincial debt, which includes commercial Crown debt and borrowing forecast allowances, is forecast to increase by an average 5.2 per cent annually over the next three years to $40.0 billion by 2009/10.

Chart 1.1 Taxpayer-supported debt to GDP ratio trends down

To ensure the debt remains affordable for future generations of British Columbians, the government remains committed to a declining trend in the taxpayer-supported debt to GDP ratio. Consistent with this commitment the taxpayer-supported debt to GDP ratio is expected to fall from 14.8 per cent in 2006/07 to 14.1 per cent by 2009/10.

Government’s approach to debt management was recognized in 2006/07 when Moody’s Investors Service upgraded BC’s credit rating to Aaa, the highest possible rating. In making its decision Moody’s cited a well structured fiscal plan, leading to a reduced debt burden and the expectation of further improvements in the province’s debt ratio over the medium term. Additional information on the debt outlook is found starting on page 53.

Chart 1.2 Underlying revenue improves over the plan

Significant one-time revenues totaling $1.1 billion in 2006/07 do not continue through the full three-years of the fiscal plan. These include the impacts of prior years tax results ($385 million), equalization revenues (net of reductions in federal health and social transfers) which end in 2006/07 ($350 million) and one-time federal trust funds ($408 million).

Overall underlying revenues (excluding the impact of one-time items in 2006/07 and before Budget 2007 tax reductions) are forecast to increase from $37.0 billion to $39.8 billion by 2009/10, an increase of 7.5 per cent. These increased revenues have provided the basis for expanded service levels and lower taxes.

Chart 1.3 Revenue and spending trends

The government revenue forecast is based on income growth, changes in demand for goods and services, commodity prices, the exchange rate and other related assumptions included in the economic forecast. Revenue also includes forecasts submitted by Crown corporations and organizations in the SUCH sector.

In addition to the $3.8 billion available revenues identified in the Budget 2007 Consultation Paper, revenues are forecast to have increased over the next three years by a further $2.2 billion, reflecting stronger overall economic activity, higher forest revenues, and improved investment earnings partially offset by lower natural gas royalties in 2006/07 through 2008/09. After deducting the impact of tax reduction measures – revenues are up $1.7 billion in 2006/07, $337 million in 2007/08, $147 million in 2008/09 and $207 million in 2009/10 since the Budget 2007 Consultation Paper (as shown in Table 1.2). Budget 2007 reflects tax reductions totaling $1.8 billion (including implementation of tax reductions included in the Budget 2007 Consultation Paper of $270 million), spending commitments totaling $3.0 billion and increased forecast allowances of $1.45 billion, in part to address the interim nature of the health funding allocations in 2008/09 and 2009/10. The tax policy changes are detailed in Part 2: Tax Measures.

The fiscal plan is based on the Ministry of Finance’s economic forecast that projects economic growth of 3.1 per cent for 2007, 3.0 per cent in 2008 and 3.1 per cent in 2009. Consistent with its prudent forecasting practices, the Ministry of Finance outlook is lower than the Economic Forecast Council average. Full details of the economic forecast are found in Part 3: British Columbia Economic Review and Outlook.

Overall spending is forecast to increase by an average 2.8 per cent annually over the next three years to total $37.9 billion by 2009/10, as funding is increased in most ministry budgets. Individual ministry budgets now reflect the effect of public sector compensation increases for contracts that have been settled. Amounts for contracts yet to be concluded continue to be held centrally in a contingencies sub-vote.

The main risks to the government fiscal plan include economic fluctuations such as exchange rate movements or sudden natural gas or other commodity price changes, and potential changes to federal transfer allocations on the revenue side, as well as service demand pressures on the expenditure side. These and other risks are more fully described starting on page 56.

A $300 million forecast allowance is retained in 2006/07 to protect the bottom line against unanticipated revenue shortfalls or spending pressures that may arise before the end of the fiscal year. The fiscal plan also includes forecast allowances of $750 million in 2007/08, $1.0 billion in 2008/09 and $1.05 billion in 2009/10 to protect the fiscal plan from the revenue and spending risks such as those cited above.

The higher forecast allowances in 2008/09 and 2009/10 recognize the interim nature of the health spending plans, which have only been established for 2007/08. The health authority funding lifts for 2008/09 and 2009/10 include

Table 1.3 Revenue by Source

	2006/07		Budget
		Updated	Estimate	Plan	Plan
($ millions)	Budget	Forecast	2007/08	2008/09	2009/10
Taxation revenue
Personal income	5,847	6,702	6,389	6,577	6,993
Corporate income	1,337	1,533	1,395	1,392	1,451
Social service	4,374	4,716	4,890	5,129	5,406
Fuel	923	900	919	937	958
Tobacco	690	745	705	705	705
Property	1,726	1,759	1,863	1,943	2,024
Property transfer	750	925	904	879	829
Other	571	597	606	623	639
	16,218	17,877	17,671	18,185	19,005
Natural resource revenue
Natural gas royalties	2,277	1,392	1,699	1,778	1,737
Columbia River Treaty	335	235	285	285	315
Other energy and minerals	808	965	902	798	725
Forests	1,083	1,293	1,395	1,274	1,311
Water and other resources	349	339	347	391	398
	4,852	4,224	4,628	4,526	4,486
Other revenue
Medical Services Plan premiums	1,414	1,484	1,497	1,512	1,525
Post secondary education fees	923	922	964	1,005	1,036
Other health-care related fees	191	211	219	219	219
Motor vehicle licences and permits	409	419	435	445	455
Other fees and licences	685	736	756	718	725
Investment earnings	819	947	914	942	989
Sales of goods and services	647	676	706	732	775
Miscellaneous	1,506	1,558	1,554	1,553	1,577
	6,594	6,953	7,045	7,126	7,301
Contributions from the federal government
Health and social transfers	4,403	4,476	4,644	4,650	4,811
Equalization	459	459	—	—	—
Other cost-shared agreements	867	1,475	899	870	905
	5,729	6,410	5,543	5,520	5,716
Taxpayer-supported programs and agencies	33,393	35,464	34,887	35,357	36,508
Commercial Crown corporation net income
BC Hydro	18	400	365	396	416
Liquor Distribution Branch	798	821	810	828	839
BC Lotteries (net of payments to federal government)	932	981	1,024	1,078	1,133
BCRC (1)	84	38	60	5	5
ICBC (2)	131	321	225	183	150
Other	8	15	19	23	24
	1,971	2,576	2,503	2,513	2,567
Total revenue	35,364	38,040	37,390	37,870	39,075

(1)          BCRC’s fiscal plan projections represent their earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is: 2006 (budget) – $84 million; 2006 (forecast) – $67 million; 2007 – $79 million; 2008 – $5 million; 2009 – $5 million.

(2)          ICBC’s fiscal plan projections represent their earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is: 2006 (budget) – $131 million; 2006 (forecast) – $350 million; 2007 – $225 million; 2008 – $183 million; 2009 – $150 million.

Table 1.4 Expense by Ministry, Program and Agency (1)

	2006/07		Budget
		Updated	Estimate	Plan	Plan
($ millions)	Budget	Forecast	2007/08	2008/09	2009/10
Advanced Education	2,027	2,027	2,151	2,243	2,336
Education	5,371	5,371	5,494	5,637	5,747
Health	12,182	12,182	12,967	13,358	13,798
Contingencies – Health Innovation Fund	—	—	100	—	—
Sub-total	19,580	19,580	20,712	21,238	21,881
Office of the Premier	14	14	14	14	14
Aboriginal Relations and Reconciliation	36	36	55	61	49
Agriculture and Lands	235	235	270	240	242
Attorney General	496	496	520	525	530
Children and Family Development	1,873	1,873	1,867	1,934	1,982
Community Services	252	252	274	296	298
Economic Development	312	312	266	199	240
Employment and Income Assistance	1,387	1,387	1,480	1,509	1,551
Energy, Mines and Petroleum Resources	78	78	77	78	78
Environment	203	203	223	245	252
Finance	88	88	91	92	94
Forests and Range	974	1,094	1,078	1,147	1,116
Labour and Citizen’s Services	87	87	97	92	95
Public Safety and Solicitor General	575	575	603	618	632
Small Business and Revenue	58	58	60	61	62
Tourism, Sport and the Arts	210	210	130	86	76
Transportation	852	852	882	884	909
Total ministries and Office of the Premier	27,310	27,430	28,699	29,319	30,101
Legislation	51	51	58	59	61
Officers of the Legislature	27	27	34	33	33
BC Family Bonus	23	23	17	15	13
Management of public funds and debt	618	572	558	515	490
Contingencies – new programs	182	182	360	365	375
Contingencies – negotiating framework	—	—	39	77	142
Other appropriations	9	9	10	6	6
Consolidated revenue fund expense before Negotiating Framework incentive payments	28,220	28,294	29,775	30,389	31,221
Negotiating Framework incentive payments	—	290	—	—	—
Total consolidated revenue fund expense	28,220	28,584	29,775	30,389	31,221
Expenses recovered from external entities	1,685	2,065	1,827	1,810	1,884
Grants to service delivery agencies and other internal transfers:
School districts	(4,490)	(4,673)	(4,743)	(4,891)	(4,986)
Universities	(1,069)	(1,145)	(1,204)	(1,286)	(1,369)
Colleges, university colleges, and institutes	(755)	(820)	(808)	(834)	(867)
Health authorities and hospital societies	(7,937)	(8,156)	(8,605)	(8,784)	(8,982)
Children and family development agencies/authorities	(606)	(628)	(684)	(715)	(742)
Other service delivery agencies	(674)	(795)	(776)	(808)	(716)
	(15,531)	(16,217)	(16,820)	(17,318)	(17,662)
Service delivery agency expense:
School districts	4,864	5,099	5,149	5,253	5,345
Universities	2,532	2,661	2,794	2,949	3,073
Colleges, university colleges, and institutes	1,281	1,331	1,353	1,388	1,438
Health authorities and hospital societies (2)(3)	8,456	8,833	9,345	9,396	9,600
Children and family development agencies/authorities	605	628	687	716	744
Other service delivery agencies	1,802	1,906	2,130	2,137	2,232
	19,540	20,458	21,458	21,839	22,432
Net spending of service delivery agencies	4,009	4,241	4,638	4,521	4,770
Total taxpayer-supported expense	33,914	34,890	36,240	36,720	37,875

(1)          The 2006/07 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.

(2)          Excludes inter-entity transactions between health authorities and hospital societies.

(3)          The 2008/09 - 2009/10 health authorities plan is based on the health authorities budget for 2007/08. Additional provincial funding to cover negotiating framework costs has been added in 2008/09 and 2009/10 funding to cover negotiating framework costs. The Ministry of Health will continue to work with the health authorities on their financial plans in the context of the Conversation on Health. The Ministry of Finance will continue to monitor and review these financial plans as part of budget processes.

The three-year fiscal plan conforms to the standards set by the accounting profession for senior governments in Canada referred to as generally accepted accounting principles or GAAP.

Consolidated Revenue Fund Spending

Consolidated Revenue Fund (CRF) spending is forecast to increase from $28.2 billion in 2006/07 to $31.2 billion by 2009/10 — a 10.6 per cent increase.

This budget builds on Budget 2005 and Budget 2006 commitments to seniors and children respectively, and is focused on meeting the housing challenges of a growing economy. Budget 2007 also provides ongoing funding for investments in natural resources and economic development, protecting the environment and communities, sustaining and enhancing social services, providing additional skills development and training opportunities, while continuing government’s commitments to health care and education.

Chart 1.4 Consolidated Revenue Fund spending

Housing

In Budget 2007, over $2.0 billion is targeted towards meeting the housing challenges of a growing economy. The initiatives in the fiscal plan are listed in Table 1.5. See the topic box on the next page for a complete discussion of these initiatives.

Meeting the Housing Challenges of a Growing Economy

British Columbia is enjoying a robust economy with historically low unemployment rates and sound economic growth. Along with the many benefits of a strong economy, come some challenges such as rising property values. This creates pressures on all forms of housing.

Property values up 24 per cent in 2006

Sources: Canada Mortgage and Housing Corporation; BC Assessment (2006 is preliminary)

Budget 2007 focuses on meeting the housing challenges of a growing economy, and takes a major step towards ensuring that every British Columbian has access to a safe, appropriate and affordable home.

Better shelter for people who are homeless

Year-round shelter beds

People who are homeless often have a variety of needs in addition to the basic requirement for a place to live. They may face challenges of mental illness or addictions, and generally need support to get off the streets into housing, and stay there long-term. As a first step in helping people who are homeless, Budget 2007 increases funding for the Emergency Shelter Program by $27 million over three years. This funding will convert nearly 300 cold wet weather beds to year round shelter beds, raising the total number of full-time shelter beds up to about 1,300 across the province. In addition, there will continue to be about 1,100 extreme weather beds that can be opened up across the province when conditions are particularly harsh or in case of emergency.

The $27 million in funding will also keep open five emergency shelters that would have otherwise closed in Nanaimo, Vancouver, Kamloops, Vernon and Abbotsford. Some additional funding will also be provided to help shelter operators deal with rising costs so that they may continue to offer shelter and supports such as counseling services and helping shelter users integrate into longer-term housing and access community services.

2006/07 supportive housing projects

In cooperation with non-profit societies, up to $38 million will be allocated in 2006/07 for social housing projects across the province, targeted to people who are homeless or at risk of being homeless. This one-time funding will provide an estimated 600 beds in shelters, transitional housing, and permanent housing and allow organizations to provide related support services to people with mental health issues, and people with drug and alcohol addictions.

For example, these funds will be used to establish the first residential addiction treatment center for male youth on Vancouver Island. The center will focus on crystal meth addicts who have successfully completed a detox process, and provide services including supportive counseling, life skills training and referrals.

Transition houses for women and their children

Transition houses provide safe and supportive temporary accommodation for women and their children who have left abusive relationships. Women leaving abusive relationships are often at risk from their abusers. Budget 2007 includes an additional $6 million (over three years) for 24/7 staffing in transition houses across the province when they need it, increasing the safety of women and their children and providing them with additional crisis assistance and support.

Enhancing income assistance

Budget 2007 contributes $106 million over four years to increase the shelter rate for people on income assistance by $50 a month, effective on March 28, 2007. This will provide people on income assistance with greater access to housing, or allow them to spend support money on food and other necessities, rather than on shelter costs.

Highest shelter rate in Canada for employable singles

Source: Ministry of Employment and Income Assistance; as of January 2007

This is the first increase to the shelter rate since 1992. British Columbia will now have the highest shelter rate in Canada for employable singles, couples and single parent families.

In addition, government is standardizing shelter and support benefits for families with children. This means that all parents – those who are employable, have a disability or have persistent multiple barriers to employment – will all receive the same supports for their children.

For example, a single parent with one child received a support benefit for their child of $141 per month if that parent was employable, but only $94 per month if that parent had a disability. Now through standardization of assistance rates for families with children, both the employable parent and the parent with a disability will receive $141 per month as the support benefit for their child.

As well, the support allowance for employable singles, including single parents, is increasing by $50 a month, to provide adequate resources for food and other necessities.

Converting social to supportive housing

The demand for supportive housing continues to increase as the population ages. To enable people to remain living in their communities longer while addressing this increased demand, Budget 2007 provides $45 million over four years to upgrade/convert up to 750 social housing units to supportive housing units, primarily for lower income seniors.

Supportive housing offers a middle option to bridge the gap between home care and residential care for those who need some assistance, but don’t want or need 24-hour care. Services may include:

•      Accommodation.

•      Hospitality services such as meals, housekeeping, laundry, recreational opportunities and 24-hour response.

•      Personal care services such as assistance with grooming, mobility and medications.

The conversion of social housing units to supportive housing involves the addition of accessibility, fire and life safety features; kitchen, dining, bathing and laundry facilities; amenity space; staff and service space. The conversion work can generally be done with the tenants in place, and many of the current occupants require the modifications and services that will be provided by supportive housing.

New support for working families

Increase to Rental Assistance Program income threshold

In October 2006, the Minister Responsible for Housing introduced a new Rental Assistance Program designed to help move lower income working families into market rental accommodations. The program provides portable, direct cash assistance to eligible lower income working families renting in the private housing market. Currently, about 15,000 families are eligible to access the program at an income threshold of $20,000. By increasing the income threshold to $28,000, the number of potentially eligible families expands by 5,800 to more than 20,000 families.

Families are eligible for the program if:

•      they have at least one dependent child under the age of 19;

•      their annual family income is below $28,000;

•      some or all of their annual income comes from employment;

•      they have less than $10,000 in assets;

•      they file an annual income tax return;

•      more than 30 per cent of household income is spent on rent;

•      they have lived in BC for the full 12 months immediately preceding the date of application; and

•      they meet the citizenship requirements for the program.

In addition to increasing the income threshold, the level of assistance provided to eligible households has been enhanced. The amount of assistance provided is calculated as a percentage (which ranges from 35-90 per cent based on income – up from 25-50 per cent) of the gap between 30 per cent of total family income and rent paid (subject to rent ceilings). The program offers four rent ceilings, based on the number of members of the family and their location (in or outside Greater Vancouver).

Rental Assistance Program Rent Ceilings

	Greater Vancouver Regional District	Other Areas of the Province
Family of 3 or less	$825	$700 (up from $675)
Family of 4 or more	$875	$730 (up from $705)

Some examples of assistance are:

•      A family of four living in Vancouver with an income of $24,000 and paying the maximum allowable monthly rent of $875 would receive $129 per month in assistance.

•      A couple with two children living in Kamloops with an income of $24,000 a year, paying $730 a month in rent would receive $61 a month in assistance.

Monthly assistance – family of four paying maximum rent

Annual Income	Monthly Income	in GVRD	outside the GVRD
$10,000	$833	$563	$432
$14,000	$1,167	$409	$296
$18,000	$1,500	$281	$185
$20,000	$1,667	$221	$136
$24,000	$2,000	$129	$61
$28,000	$2,333	$61	$11

$250 million Housing Endowment Fund initiatives

To encourage innovative solutions to homelessness and social housing issues, Budget 2007 sets aside $250 million in a new Housing Endowment Fund. The Housing Endowment Fund is a legacy that will exist in perpetuity and earn an estimated $10 million a year.

Earnings from the fund will be allocated by the Minister Responsible for Housing to fund innovative housing proposals from individuals, the non-profit housing sector, the construction industry, and others where there are opportunities to improve housing outcomes for British Columbians. These earnings will focus on new ways to meet the diverse needs of those individuals and families that are not being served through existing programs and services.

New support for homeowners

Increase First Time Home Buyers’ threshold

The First Time Home Buyers’ Program helps make the purchase of a first home more affordable by exempting the purchaser from the property transfer tax. Recognizing the increased cost of housing across the province, the threshold for the First Time Home Buyers’

Program will be raised to $375,000 for all regions of the province. Previously the threshold was $325,000 for the lower mainland and southern Vancouver Island; all other regions were subject to a threshold of $265,000. A proportional exemption remains available for properties with a fair market value of up to $25,000 above the threshold. With the change, first time homebuyers can save up to $5,500 in property transfer tax.

Increase Home Owner Grant threshold to $950,000

Each year the Home Owner Grant program assists many individuals across the province with the cost of homeownership. The homeowner grant is a reduction of property taxes on a principal residence and is available to those who pay a minimum amount of property tax. It benefits over 990,000 households. The basic homeowner grant is $570. For seniors, those receiving certain veteran’s benefits, and qualifying disabled persons the grant is $845. The grant is phased out for those whose homes are above the threshold value. This year, in response to rising assessed values, the homeowner grant threshold has been raised from $780,000 to $950,000. The increase will ensure that more than 95 per cent of homeowners continue to be eligible for the full grant. The total benefit to taxpayers of increasing the threshold is $14 million, this year.

For example, without changing the threshold, a person who owns a home that was assessed at $780,000 in 2006 and at $850,000 in 2007 would receive a homeowner grant that is $350 less in 2007 than in 2006. The change in the threshold means that the homeowner continues to receive the full grant in 2007.

Extension of Home Owner Grant eligibility

Government is also taking steps to assist lower-income seniors whose homes are assessed above the homeowner grant threshold. In 2007, government will implement a program so that low income seniors, those receiving certain veterans’ benefits, and certain persons with disabilities will be eligible for the homeowner grant, regardless of the assessed value of their home. This change will help seniors to stay in their homes as long as possible.

Key eligibility criteria for the grant are that a homeowner:

•      has low income – the qualifying income levels will be based on the income levels used to determine eligibility for Medical Services Plan Premium Assistance; and

•      would be eligible for the homeowner grant except that their property is assessed above the $950,000 threshold.

For example, a senior lives in a home that she and her husband purchased for $70,000 in 1970 but the value has risen to $2 million in 2007. Her annual school taxes are $3,400. The senior is widowed and is living on a fixed income of $28,000. Although the value of her home is well above the threshold, she will now be eligible to receive the full homeowner grant of $845.

Lower eligibility for property tax deferment to age 55

This year government is recognizing the changing needs of society through changes to the Property Tax Deferment Program. Many people are choosing to retire earlier and government will support people in this decision by changing the eligibility age for the deferment program to 55 from 60. This program allows homeowners to defer their property taxes at a low rate of interest until the dwelling is sold or transferred to an estate.

New support for BC families

Budget 2007 builds on previous reductions in the personal income tax rate by providing a 10 per cent cut to provincial personal income taxes for people earning up to $100,000. Reductions to personal income taxes since 2001 will mean that 250,000 British Columbians now pay no provincial income tax. Lower income taxpayers, such as a part-time employee earning $20,000, have seen cuts of almost 70 per cent, while most taxpayers have seen reductions of between 30-35 per cent. For example, a family of four with two working parents, earning a combined income of $70,000 will now save more than $1,800 a year. This additional money in people’s pockets will help British Columbians meet their housing challenges, and help them with the high cost of housing in BC.

Additional Social Housing Units

Upon finalization of their 2005/06 public accounts in September 2006, the federal government provided surplus funds to the provinces for aboriginal and social housing, transit and advanced education. These advances from the federal government provided $50 million for social housing in BC.

Up to 250 Provincial Homelessness Initiative units will be funded with $25 million in 2007/08 and $25 million in 2008/09. Under the Provincial Homelessness Initiative, funding is allocated to developments that integrate subsidized housing with support services for people who are homeless or at risk of homelessness, people with mental illnesses and physical disabilities, those with drug and alcohol addictions, aboriginal peoples, and youth.

Specific projects will be identified over the coming months. An example of a Provincial Homelessness Initiative project is the recently announced, 85 unit transition house development in Vancouver’s Downtown Eastside named Grace Mansion. This project will provide housing and support programs to help people who have completed drug and alcohol rehabilitation programs regain their independence in the community.

Improving off-reserve housing conditions

The federal government also provided $51 million to the province to improve off-reserve housing conditions for Aboriginals. Funding under this program will be delivered through the BC Housing Management Commission in consultation with the Aboriginal Housing Management Association (AHMA), resulting in approximately 200 new units of housing for Aboriginal households across the province. It is expected that $25 million will be spent in fiscal 2007/08 and $26 million in 2008/09.

Table 1.5   Meeting the housing challenges of a growing economy

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Year-round shelter beds	—	8	9	10	27
2006/07 supportive housing projects	38	—	—	—	38
Transition houses for women and their children	—	2	2	2	6
Increase in income assistance shelter rates	3	33	34	36	106
Convert social to supportive housing	5	11	19	10	45
Increase Rental Assistance Program threshold	3	40	40	40	123
$250 million Housing Endowment Fund initiatives	—	10	10	10	30
Spending subtotal	49	104	114	108	375
Increase First Time Home Buyers’ threshold	—	21	21	21	63
Increase Home Owner Grant threshold to $950,000	—	—	—	—	—
Extend Home Owner Grant eligibility	—	1	1	1	3
Lower eligibility for property tax deferral to age 55	—	—	—	—	—
Personal income tax rate reduction	63	321	547	575	1,506
Tax reductions subtotal	63	343	569	597	1,572
Provincial funding subtotal	112	447	683	705	1,947
Additional social housing units	—	25	25	—	50
Improving off-reserve housing conditions	—	25	26	—	51
Federal funding subtotal	—	50	51	—	101
Total	112	497	734	705	2,048

Summary

Budget 2007 responds to the housing challenges of a growing economy and takes a major step towards every British Columbian having access to a safe, appropriate and affordable place to live, by:

•      increasing the number of year-round shelter beds for people who are homeless;

•      providing 24/7 staffing in transition houses for women and their children leaving abusive relationships;

•      increasing income assistance shelter rates by $50 per month;

•      converting up to 750 social housing units to supportive housing to better meet the specialized needs of seniors and people with disabilities;

•      increasing the Rental Assistance Program threshold to $28,000, making over 20,000 families potentially eligible for cash benefits;

•     establishing the $250 million Housing Endowment Fund as a legacy that will provide an estimated $10 million a year in earnings available to fund new innovative ways of meeting housing challenges;

•     enhancing the First Time Home Buyers’ Program by raising the threshold to $375,000 across the province;

•     raising the threshold for the Home Owner Grant and extending eligibility to lower income seniors, regardless of their home’s assessed value;

•     allowing people to defer their property taxes starting at age 55, rather than 60;

•     making it more affordable for families to call British Columbia home by cutting personal income taxes by 10 per cent for people earning up to $100,000;

•     creating up to 250 additional units under the Provincial Homelessness Initiative; and

•     improving housing conditions for Aboriginals who live off-reserve.

Health Care

Budget 2007 reconfirms government’s commitment to health care and provides $2.69 billion over three years in increased funding beginning in 2007/08. This is in addition to $987 million previously allocated, for a total funding increase of $3.68 billion. This increase includes funding for negotiated settlements of $224 million in 2007/08, $440 million in 2008/09 and $723 million in 2009/10.

Chart 1.5 Health budget increases

($ millions)

Budget 2006 Base

In 2007/08, funding provided for the Ministry of Health and health authorities increases by $885 million, a 7.3 per cent increase over 2006/07. This includes $100 million for the Health Innovation Fund to promote innovation within the health care system. The fund will assist health authorities in implementing best practices, restructuring service delivery systems and eliminating key information bottlenecks.

Health spending by function includes all healthcare related spending by the Ministry of Health, health authorities, other ministries including Children and Family Development and Employment and Income Assistance as well as other service delivery agencies such as Canadian Blood Services. Health spending by function will increase to $14.21 billion in 2007/08, up from $9.36 billion in 2000/01, a 51.8 per cent increase.

Health authority funding is increased to $7.53 billion in 2007/08 from $7.06 billion in 2006/07, a 6.7 per cent increase. For planning purposes, health authority funding increases for 2008/09 and 2009/10 include negotiating framework costs only. The Ministry of Health will continue to work with the health authorities on their financial plans in the context of the Conversation on Health. The Ministry of Finance will continue to monitor and review these financial plans as part of budget processes. To ensure that the Province’s three-year fiscal plan remains balanced, the forecast allowances for 2008/09 and 2009/10 recognize the interim nature of the health spending targets and can accommodate some additional growth in health authority funding.

Additional funding provided in 2007/08 will fund initiatives to improve health services provided to the public, including working towards providing timely access to key surgical and medical services. For example, funding for life support programs will increase by $41 million in 2007/08 and provide additional procedures and services, including:

•          185 open-heart surgical procedures;

•          220 implantable defibrillator procedures;

•          900 angioplasty procedures;

•          increased usage of drug-eluting stents (i.e. stents coated with medicine to prevent a coronary artery from narrowing again after angioplasty); and

•          cancer drug treatments, renal dialysis treatment and transplant drugs.

In 2007/08, the ministry will continue to engage British Columbians in a discussion on health service priorities through the Conversation on Health. This will help inform fiscal and service planning later in the fiscal planning period.

Education

Budget 2007 provides $633 million over three years in increased funding for K–12 education. This is in addition to the $132 million allocated in previous budgets, for a total funding increase of $765 million over three years. This increase includes funding for negotiated settlements of $94 million in 2007/08, $188 million in 2008/09 and $284 million in 2009/10.

Chart 1.6 K–12 budget increases

($ millions)

Budget 2006 Base

Overall, the K–12 budget increases an average 2.3 per cent per year, and fully funds the negotiated settlements reached earlier this year with employees in the K–12 sector, as well as an increase to the Teacher’s Pension Plan contribution rate.

The negotiated settlements in the education sector balance the interests of taxpayers and employees and allow parents, educators, students and administrators to build the best possible education system. In addition, the teacher’s compensation agreement, the first to be successfully negotiated since 1994, contains a number of initiatives, including enabling rural and remote school districts to attract teachers to more difficult to fill positions.

The average per pupil funding for 2007/08 is estimated at $7,910, an increase of 4.1 per cent over 2006/07. Per pupil funding is projected to continue to rise to $8,430 by 2009/10. There were about 12,300 fewer students in 2006/07 than the previous year and enrolment is projected to continue to fall about 1 per cent per year over the fiscal plan.

Chart 1.7 Student enrolment and per pupil funding (public schools)

Post-Secondary Education

Budget 2007 continues to build on government’s ongoing commitment to increase access to post-secondary education. Government recognizes that BC faces significant challenges now and into the future with labour shortages in sectors such as health care, applied sciences, engineering and trades. To help address these challenges Budget 2007 provides new funding of $343 million over three years beginning in 2007/08. This is in addition to $306 million allocated in previous budgets, for a total funding increase of $649 million over the next three years. This increase includes funding for negotiated settlements of $41 million in 2007/08, $87 million in 2008/09 and $133 million in 2009/10.

Chart 1.8 Post-secondary education budget increases

($ millions)

Budget 2006 Base

Budget 2007 reconfirms government’s commitment to create, in partnership with the post-secondary sector, 25,000 new student spaces including the commitment to create 2,500 new graduate spaces. Budget 2007 includes $82 million in new funding over three years for these initiatives to increase access to the post-secondary system. An additional $20 million is being funded in 2006/07 to provide scholarships and internships to support the new and existing graduate spaces.

In addition to enhancing general access to post-secondary education, government is committed to increasing Aboriginal participation in post-secondary education and programming. The Ministry of Advanced

Education will provide $15 million over the next two years to plan and implement Aboriginal post secondary service plans for institutions in collaboration with Aboriginal communities and develop culturally enhanced curricula, programs and services.

To help train skilled workers supporting the province’s growing mining industry, the Ministry of Advanced Education is contributing $2 million over the next two years to the Reclamation and Prospecting Program at Northwest Community College. This is a three year pilot project initiated in 2006/07 in partnership with the federal government, the college and the Smithers Exploration Group.

Through Campus 2020, the province is examining how to build on the strengths of the post-secondary system while discovering new approaches to expand the network of learning opportunities across BC. The final report of Campus 2020, to be delivered in the spring of 2007, will help inform government policy on post-secondary issues.

The province is also investing in the needs of future learners with the Children’s Education Credit. Beginning in 2007, the province will invest $1,000 for each new child born in the province, to contribute toward the cost of tuition and other related educational expenses. More information on the Children’s Education Fund can be found in the topic box on page 64.

Enhancing Social Services

Budget 2007 invests $468 million over four years on programs and services to enhance the quality of life for children, adults and families living in British Columbia communities. This funding is targeted to programs and services to children and youth at risk or with special needs, adults with developmental disabilities, and individuals and families in need.

Table 1.6 Enhancing Social Services

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Children and youth at risk or with special needs	—	28	31	34	93
Independent school special needs services	9	10	11	13	43
Foster parents	1	7	10	14	32
Representative for Children and Youth	—	5	5	5	15
First Nations – Transformative Change Accord	—	3	3	4	10
Income Assistance:
– Families with children	1	15	15	16	47
– Support allowance for single employable persons	2	11	11	11	35
– Caseload growth: persons with disabilities	—	—	8	43	51
Persons with developmental disabilities	—	7	12	29	48
Adult Family Care Providers	—	2	3	5	10
Community and social services providers	—	16	24	32	72
Responsible gambling	1	3	4	4	12
Total	14	107	137	210	468

Government continues to build on its ongoing investment in services to children and youth by providing $93 million to maintain services to children at risk, and children with special needs. By 2009/10, up to an additional 1,200 children with special needs will receive funding for intervention therapies and supports, and up to an additional 300 children with severe disabilities or in the care of the province will receive essential medical equipment, therapies, and other medical benefits. This is in addition to the investments made in Budget 2006 and the September Update which provided increased access to services by children and youth at risk or with special needs and their families.

Independent schools will receive additional grants of $43 million to increase the share of government funding of programs that provide physical, health, intellectual and psychological services to students with special needs, giving families more choices in their children’s education.

Budget 2007 provides $32 million to fund rate increases to foster parents. Foster parents provide residential services for children in the care of the Province. There are approximately 3,500 foster parents in British Columbia. These rate increases acknowledge the increased financial pressures faced by these dedicated caregivers. This builds on additional support provided in April 2006, when the mileage allowance for foster parents was increased from $0.20 per kilometre to $0.30 per kilometre to reflect higher transportation costs.

Budget 2007 also provides $15 million to fund the office of the Representative for Children and Youth. The Representative is a new independent officer of the Legislature whose mandate is to advocate, monitor and report publicly on systemic issues across the child welfare system, including critical injuries and deaths of children in care.

In 2005, the Province, First Nations Leadership Council and the federal government signed the Transformative Change Accord. The accord affirms the commitment of all parties to close the socio-economic gap between First Nations and other British Columbians over the next ten years. Budget 2007 includes $10 million as part of government’s action plan to deliver on this commitment.

Budget 2007 provides $47 million to increase income assistance rates for families with dependent children. Approximately 18,800 families will see an increase to their monthly income assistance effective March 28, 2007. These increases are in addition to the general increase in the shelter rate of $50 per month (see the topic box on Meeting the Housing Challenges of a Growing Economy on page 19).

In addition to the shelter rate increase of $50 per month, $35 million has been provided to increase the income assistance support rate for single employable clients by $50 per month, effective March 28, 2007. The combined increases will raise the monthly income assistance rate for single employable clients by 20 per cent, from $510 per month to $610 per month. Approximately 16,300 individuals on income assistance will benefit from these rate increases. The support rate for single employable clients was last increased in 2000.

The Ministry of Employment and Income Assistance will also receive an additional $51 million to provide for projected growth in the number of persons with disabilities in 2008/09 and 2009/10. By 2009/10, the persons with disabilities caseload is projected to grow by 9,765 cases or 16 per cent from 2006/07. This funding also provides for growth in supplementary assistance, including health benefits and bus passes for low income seniors and persons with disabilities.

Budget 2007 invests $48 million in programs and services that assist individuals with developmental disabilities and their families. The number of adults with developmental disabilities accessing residential and day support services and the acuteness of need are increasing as a result of demographic trends and advancing technologies. This funding will provide new or continued access to community living services for 1,600 adults with developmental disabilities and their families through additional respite care, residential placements, and life skills training.

In addition, $10 million over three years is provided to increase rates for adult family care providers.  Adult family care homes provide residential services to developmentally disabled adults in a family setting. There are approximately 2,100 adult family care homes in British Columbia.

Government is committed to ensuring the level and quality of community health and social services received by British Columbians in need is sustainable. Budget 2007 provides $72 million to support contracted providers who provide services such as family development, services for children and youth with special needs, adult community living services, victim services, employment programs for individuals on income assistance, counselling services, and multi-cultural programs. An additional $37 million will be provided through the Ministry of Health over three years to support contracted service providers in the health sector.

Budget 2007 also provides $12 million for responsible gambling programs and services, including increased access to counselling for those with a gambling addiction. Currently, these programs serve approximately 1,200 clients annually.

Justice and Public Safety

Budget 2007 invests $178 million over four years to improve and transform the policing, justice and corrections system to protect communities and citizens.

The BC justice system is provided with $38 million to improve access and security, and to enable transformation to meet the needs of British Columbians:

•          $12 million is allocated to transform the civil, family and criminal justice systems so that they continue to protect rights, but seek solutions first, by integrating the justice system with other systems and disciplines in order to provide the public with ways to resolve problems with little or no intervention by the courts, including:

•   better delivery of counseling, legal information, legal advice, and other forms of resolution services;

•   piloting a “hub” which will serve as a “front door” to the justice system where citizens can get services that will help them get disputes resolved; and

•   piloting community prosecution and other ways to engage communities in the criminal justice system (e.g. the Community Court Pilot Project, scheduled to open in Vancouver in January 2008).

Table 1.7 Justice and Public Safety

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Justice reform and innovation	—	3	4	5	12
Court services	—	6	6	5	17
Courthouse security	—	3	3	3	9
Adult correctional services	11	19	29	40	99
Policing – PRIME implementation	12	—	—	—	12
Gaming enforcement	—	1	1	2	4
Traffic fine revenue sharing	—	9	8	8	25
Total	23	41	51	63	178

•          $17 million is allocated to improve courthouse services, such as court administration, registry and trial support and security, including $1 million to address the demand for additional court sittings in Fort St. John.

•          $9 million is allocated for enhanced courthouse security, particularly for major or extraordinary trials and family court matters.

Budget 2007 provides $99 million to manage the rising number of inmates in British Columbia correctional centres and the number of offenders under community supervision. This funding will:

•          provide for over 150 additional staff to improve security and maintain standards for inmate services, such as food and health care, in correctional centres; and

•          support an assertive case management strategy in community corrections that will manage the risk of re-offending and enhance offender reintegration into the community.

Additional funding of $12 million is provided in 2006/07 to complete the implementation of PRIME (Police Records Information Management Environment). PRIME is a real-time online data sharing system that provides police officers with instant access to information about criminals and crimes. The additional funding will make the system available to an additional 3,300 RCMP members in 103 detachments across the province.

Budget 2007 provides $4 million to enhance the regulation of gaming in British Columbia to protect the public from unscrupulous activity, including investigating allegations such as cheating and money laundering.

Budget 2007 also provides $25 million for traffic fine revenue sharing, reflecting government’s ongoing commitment to return 100 per cent of net traffic fine revenue to participating local governments to improve policing and community safety.

Strengthening Communities

Budget 2007 reflects government’s commitment to strengthen BC communities by investing $189 million in new spending from 2006/07 to 2009/10 for initiatives in areas such as local infrastructure, transportation and community meeting spaces:

•          $14 million in additional funding for the Municipal Rural Infrastructure Fund, to provide investments in sustainable local infrastructure to achieve cleaner water, cleaner air and a reduction of greenhouse gas emissions. This builds on $90 million of provincial funding for local infrastructure previously committed for 2007/08 -2009/10.

Table 1.8 Strengthening Communities

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Municipal Rural Infrastructure Fund	—	—	2	12	14
Peace River regional district	—	3	3	3	9
LocalMotion	20	5	10	3	38
Spirit Squares	—	10	10	—	20
Towns for Tomorrow	—	3	7	5	15
Small community/regional district grants	—	—	—	7	7
Northern Ferries routes	1	13	13	35	62
BC Ferries social program	2	3	4	5	14
BC Transit service expansion	—	2	4	4	10
Total	23	39	53	74	189

•          $9 million for local infrastructure in the Peace River Regional District.

•          $38 million for LocalMotion, to be invested in bike paths, walkways, greenways and accessibility improvements for persons with disabilities, which will leverage an additional $38 million in local funding.

•          $20 million for Spirit Squares, a program that will create or enhance outdoor public meeting spaces, with a focus on celebrating BC2008, which will leverage an additional $20 million in local funding.

•          $15 million for Towns for Tomorrow, a program targeting infrastructure investments in towns with populations under 5,000, which will leverage an additional $4 million in local funding.

•          $7 million to fulfill the provincial commitment to double small community grants to $54 million annually by 2009/10.

•          $62 million for an increased service fee under a new agreement between the province and BC Ferry Services for accelerated vessel replacements and terminal improvements, enhancing the service for communities served by the northern routes.

•          $14 million to maintain provincial support for seniors, students and the disabled using coastal ferry services.

•          $10 million for expansion of BC Transit services. This funding will provide an additional 66,700 service hours in 2007/08, and 117,700 service hours in each of 2008/09 and 2009/10. The province is also providing $22 million in capital funding for the purchase of 121 buses allowing 25 communities, including the Greater Victoria area, Kelowna, Chilliwack, Nanaimo and the Central Fraser Valley to expand public transit services.

In addition, the province will flow $52.5 million from the federal Public Transit Capital Trust to the Union of BC Municipalities in 2006/07 to help local governments reduce traffic congestion in urban areas, reduce carbon dioxide and other emissions, and invest in public transit infrastructure.

Economic and Resource Development

Initiatives to facilitate and support economic growth are critical components of the provincial fiscal plan. These initiatives include investments in skills and training, reconciliation of Aboriginal rights and title, and additional investments in the natural resource sectors.

Skills and Training

In Budget 2007, government continues its commitments to enhance post-secondary educational and training opportunities throughout the province by providing $315 million over four years towards ensuring that the province has a well-trained workforce for the future:

•          The Industry Training Authority will receive $33 million to create an additional 7,000 apprenticeship spaces through public and private training institutions by the end of 2009/10. This builds on the $39 million in funding provided in Budget 2006 to fund approximately 2,100 additional apprentice training spaces, help create 2,200 youth spaces in foundation programs, establish three additional Industry Training Organizations, and update 20 industry training programs.

•          Post-secondary institutions will receive $82 million in additional operating funding to support the creation of 25,000 new student spaces including the commitment to create 2,500 new graduate spaces.

•          $20 million will be provided in 2006/07 for scholarships and internships to support new and existing graduate spaces at BC universities.

Table 1.9 Economic and Resource Development

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Skills and Training
– Industry Training Authority	—	7	11	15	33
– Post-secondary seats and programs	20	8	14	60	102
First Nations and Aboriginals
– Reaching treaties	—	4	5	5	14
– Treaty implementation	—	9	15	2	26
– Engagement	—	3	3	3	9
Farm income stabilization	—	21	15	15	51
Forests
– Fire preparedness	—	7	8	8	23
– Roads and bridges	—	3	3	3	9
Environmental assessment of major projects	—	2	2	2	6
Improved mining safety and compliance	—	4	4	4	12
Coastal economic development and conservation	30	—	—	—	30
Total	50	68	80	117	315

First Nations and Aboriginal People

Budget 2007 includes $49 million in funding for initiatives targeting reconciliation of aboriginal rights and title, as well as building strong and respectful relationships between government and aboriginal organizations:

•          $14 million for additional negotiations staff to accelerate treaty negotiations and complete other lasting agreements with First Nations.

•          Up to $26 million in additional resources may be provided to implement the recently initialled Maa-nulth, Tsawwassen and Lheidli T’enneh Final Treaty Agreements, subject to ratification. This reflects funding that may be required for costs related to ratification of the Final Agreements, transferring Crown lands and other benefits to the First Nations, and for additional staff needed to carry out the province’s legal obligations under the Final Agreements.

•          $9 million for enhanced consultation and relationship building activities with aboriginal leadership, including the Leadership Council and the Métis Nation of BC, and to increase engagement with aboriginal youth.

Natural resources are a vital component of the provincial economy. The province continues to invest in initiatives to facilitate sustainable growth of this sector to provide opportunities for workers and communities:

•          $51 million to fulfill the province’s obligations under the Federal-Provincial Canadian Agriculture Income Stabilization program, to stabilize farm incomes and ensure BC’s continued food production capacity.

•          $23 million for three additional long-term helicopter contracts and approximately 150 seasonal fire fighting positions to increase the province’s fire fighting capabilities.

•          $9 million for repair and maintenance activities on non-industrial forest service roads and bridges, providing enhanced access to rural communities, including First Nations communities, as well as recreation, tourism and smaller, community oriented tenures across the province.

•          $6 million for the Environmental Assessment Office to undertake environmental assessments throughout the province, ensuring that project reviews are completed in a timely manner and continue to meet provincial standards.

•          $9 million to hire new regional inspections staff to ensure the safety of mining operations and nearby communities, and to protect the environment from the impact of expanded mining activities.

•          $3 million to expand the province’s geological mapping co-op program to provide data to support increased exploration and future mine development projects.

•          $30 million to fulfill government’s commitment towards First Nation economic development and conservation management initiatives within the central coast, north coast and Queen Charlotte Islands areas. The federal government has committed to contribute $30 million and private contributors are also expected to partner, resulting in a total combined investment of $120 million for these initiatives.

Budget 2007 also includes $200 million for Mountain Pine Beetle related initiatives, including $144 million for mitigating the impact of the epidemic through the Forests for Tomorrow program, and $56 million for salvaging value from impacted and dead trees.

Environmental Leadership

Government is committed to initiatives that protect the environment and support the objective of leading the world in sustainable environmental management. Budget 2007 includes $103 million to support environmental initiatives:

•          $15 million for parks upgrades, including an expansion of recreation opportunities in selected parks, and updating water systems, campground trails, and day use amenities in the most well-used BC parks.

Table 1.10 Environmental Leadership

($ millions)	2006/07	2007/08	2008/09	2009/10	Total
Parks upgrade	—	4	5	6	15
Air action plan	—	4	5	5	14
Climate change	—	4	—	—	4
Green vehicle fleet	7	1	1	1	10
Green City Awards	—	1	—	1	2
Total spending initiatives	7	14	11	13	45
Tax initiatives	—	2	4	7	13
Provincial funding subtotal	7	16	15	20	58
Federal funding – hydrogen buses	—	3	6	36	45
Total	7	19	21	56	103

•          $14 million to achieve air quality improvements in communities throughout the province. Planned initiatives include retrofitting diesel buses, incentives to reduce the use of conventional wood stoves and encouraging industry to adopt better emission technologies.

•          $4 million for climate change. This funding will support actions to reduce provincial greenhouse gas emissions and improve the assessment of the impacts of climate change on BC.

•          $10 million for the purchase of hybrid vehicles as part of the provincial government vehicle fleet.

•          $2 million for the Green City Awards, highlighting achievements by local governments in greening their communities.

•          $45 million in federal funding for hydrogen powered buses to be used by BC Transit.

In addition to the above spending initiatives, Budget 2007 includes $13 million of tax initiatives that support government’s environmental objectives (for details on tax changes, see Part 2 – Tax Measures).

This funding builds upon existing government commitments to environmental management, including $69 million for the investigation and remediation of contaminated sites on Crown land and $8 million for the ongoing implementation of the drinking water action plan.

Vancouver Convention Centre Expansion Project (VCCEP)

The Vancouver Convention Centre Expansion Project (VCCEP) represents a significant investment in tourism for the province. The total budget for this project has been revised to $623 million from $615 million for the expansion, upgrades to the existing Vancouver Convention and Exhibition Centre, and the connection of the existing and new facilities. The additional $8 million is required to meet the escalated cost of contracts that must be committed to by the end of February 2007, to meet the project’s current schedule. Funding for the $623 million budget is from the following sources:

•          the province ($280.5 million);

•          the federal government ($222.5 million);

•          Tourism Vancouver ($90 million); and

•          up-front payments related to commercial agreements ($30 million).

Table 1.11 Vancouver Convention Centre Expansion Project Funding

($ millions)	Prior years	2006/07	2007/08	2008/09	2009/10	Total
Funding Sources
Provincial contribution	202	71	—	8	—	281
Contribution funded on behalf of Tourism Vancouver	28	30	25	7	—	90
Total funding by province (Ministry of Tourism, Sport and the Arts)	230	101	25	15	—	371

Over time, Tourism Vancouver will reimburse the province for the $90 million contributed on its behalf.

At the time of writing, further work was underway to fully review and assess the impact of higher than expected construction costs on the project. Preliminary estimates of an updated project cost are in the range of $800 million depending upon the contract model selected. The capital contingency has been increased since Budget 2006 to reflect this pressure. Subject to government approval of a revised budget for VCCEP, funding will be allocated from the capital contingencies to the project and reflected in subsequent quarterly reports and fiscal plans.

2010 Olympic and Paralympic Winter Games (2010 Olympics)

The province has committed $600 million towards funding of direct costs for the 2010 Olympics. This includes the provincial contribution towards components that are jointly funded with the federal government including venue construction, security, a venues operating endowment, live sites, and the Paralympic Games. It also includes the provincial commitment to medical costs, First Nations, sports and municipal legacies, and a contingency allocation for potential unbudgeted costs. The provincial contribution to venues includes a reallocation of $55 million from the contingency allocation within the $600 million envelope.

Budget 2007 includes $311 million for expenditures within the $600 million envelope from 2007/08 and 2009/10. In conjunction with expenditures to the end of 2006/07, expenditures to the end of 2009/10 are expected to total $592 million. Budget 2007 also includes contingencies allocations of $20 million in 2008/09 and $49 million in 2009/10 to cover potential unbudgeted costs. This leaves $8 million remaining in the contingency allocation for 2010/11.

Table 1.12 2010 Olympics Funding

	Prior						Provincial
($ millions)	years	2006/07	2007/08	2008/09	2009/10	Total	Envelope
Venues and Live Sites (1)	84	100	79	47	—	310	310
Venues operating endowment	55	—	—	—	—	55	55
Medical and security	3	5	10	12	70	100	100
Paralympic Games	—	—	—	—	20	20	20
First Nations and municipal legacies (1)	6	28	4	—	—	38	38
Olympics contingency allocations (2)	—	—	—	20	49	69	77
Total contribution to provincial commitment	148	133	93	79	139	592	600

(1) Includes amounts reallocated from the Olympics contingency allocation.

(2) Notionally allocated within the Contingencies vote. For planning purposes, $8 million is notionally allocated to 2010/11.

Transportation Investment Plan

Budget 2007 updates and builds on the government’s three-year transportation investment plan. The province remains committed to securing federal cost sharing on all eligible projects and programs, and leveraging additional investments through partnerships with private partners.

Between 2007/08 and 2009/10 the updated transportation plan provides:

•          $2.4 billion of provincial investment in transportation infrastructure; and

•          $1.1 billion of investment leveraged through federal cost-sharing and partnerships with private partners, local governments and other agencies.

The three-year transportation plan includes $491 million in provincial funding for the Gateway program. The Gateway program has three key projects, the North Fraser Perimeter Road, South Fraser Perimeter Road and the Port Mann/Highway 1 project. The federal Asia-Pacific Gateway Strategy and Corridor Initiative has provided an initial commitment of $192 million to the North and South Fraser Perimeter Road projects. Bridge tolling remains a financing option for the Port Mann/Highway 1 project.

The province is committed to an overall provincial capital plan that is affordable today and in the future. In evaluating affordability for taxpayers the province continues to monitor the capital spending and debt of all sectors, including the transportation sector, while ensuring the growth in taxpayer-supported debt is less than growth in the provincial economy.

Table 1.13 Transportation Investment Plan

	2006/07				3-Year
($ millions)	Update	2007/08	2008/09	2009/10	Total
Additional provincial investments:
– Rehabilitation	146	146	146	146	438
– Interior and rural side roads	70	75	55	50	180
– Heartlands oil and gas road rehabilitation	42	42	42	—	84
– Mountain Pine Beetle strategy	30	30	30	30	90
– Highway 1 – Kicking Horse Canyon	47	13	2	—	15
– Sea-to-Sky highway	147	151	76	39	266
– William R Bennett Bridge	51	45	14	2	61
– Border crossing infrastructure	37	19	12	—	31
– Gateway program	100	187	196	108	491
– Okanagan Valley corridor	18	11	44	63	118
– Cariboo connector program	19	31	20	18	69
– Other highway corridors and programs	166	123	136	134	393
– Airports and ports	31	13	10	10	33
– Canada Line Rapid Transit Project	17	118	—	20	138
Total provincial investment	921	1,004	783	620	2,407
Investments funded through contributions from other partners
– Richmond-Airport-Vancouver Rapid Transit Project (contributions from the federal government; Greater Vancouver Transportation Authority; Vancouver Airport Authority; and private sector partner)	605	521	202	131	854
– Border crossing infrastructure (federal contribution)	16	18	10	—	28
– Other federal contributions to projects	58	81	72	82	235
Total investments funded through contributions from other partners	679	620	284	213	1,117

Expenses Recovered from External Entities

Expenses recovered from external entities are expected to increase by $380 million in 2006/07 compared to the projection in Budget 2006, primarily due to federal funding received for one-time projects. These include $73 million for Mountain Pine Beetle mitigation, $56 million for housing projects, $52 million for local transportation capital, and $54 million for scholarships and study grants.

For 2007/08 and 2008/09, the Budget 2007 projections are $113 million and $78 million higher, respectively, than last year, reflecting the multi-year nature of certain of the above mentioned projects. For 2009/10, recovered expenses are projected to increase by $74 million over 2008/09, mainly due to the additional recovery of interest costs from BC Hydro resulting from its borrowing for capital expenditures.

Service Delivery Agency Expenses

Service delivery agency net spending (i.e. expenses in excess of government transfers) is forecast to increase by $232 million in 2006/07 and $267 million in 2007/08, and decrease by $39 million in 2008/09 when compared to the projections in Budget 2006. Net spending in Budget 2007 is expected to increase by $249 million between 2008/09 and 2009/10.

Projected net spending by school districts is up $52 million in 2006/07, $65 million in 2007/08 and $17 million in 2008/09 due to spending increases funded through increases in own source revenues, such as investment earnings. In Budget 2007, the net spending of school districts remains almost unchanged between 2008/09 and 2009/10.

Projected net spending by universities and colleges is up $38 million and $2 million in 2006/07 and 2007/08 and down $60 million in 2008/09. The increase in 2006/07 refl ects additional faculty for education and research programs. The net spending decrease in 2008/09 reflects additional post-secondary funding grants from the Ministry of Health for additional spaces for medical residents and funding provided by the Ministry of Advanced Education through allocations within its existing budget.

In Budget 2007, the net spending of universities and colleges is expected to increase by $58 million between 2008/09 and 2009/10 mainly due to the impact of increased enrolment on ancillary operations such as housing and food services.

Projected net spending by health authorities and hospital societies is up $158 million in 2006/07 and $220 million in 2007/08 in part reflecting deficits forecast by the Vancouver Coastal and Fraser Health Authorities.

The 2006/07 forecast update and the 2007/08 fiscal plan reflect updated projections from health authorities and hospital societies. Health authorities have projected deficits totaling $38 million for 2006/07 (Vancouver Coastal Health Authority, including Providence – $40 million, partially offset by a small surplus at the Northern Health Authority). Two health authorities have also projected deficits for 2007/08 totaling $119 million (Vancouver Coastal Health

Authority $54 million; Fraser Health Authority $65 million). As both of these health authorities recently had new board chairs appointed, their boards did not have sufficient time to review the earlier forecasts in detail prior to the budget. The boards of the Vancouver Coastal and Fraser Health Authorities are currently reviewing the authorities’ financial plans and are expected to submit revised fi nancial plans in early fiscal 2007/08.

Funding for the health authorities is focused on the 2007/08 fiscal year. In addition to their operating grants, the health authorities will have access to a new $100 million fund in 2007/08 to promote innovation and facilitate change within the healthcare system.

In 2008/09 and 2009/10, health authority operating grants include funding increases for settlement costs under the negotiating framework. This is for planning purposes only. The Ministry of Health will continue to work with the health authorities on their financial plans in the context of the Conversation on Health. The Ministry of Finance will continue to monitor and review these financial plans as part of budget processes.

To ensure that the Province’s three-year fiscal plan remains balanced, the forecast allowances for 2008/09 and 2009/10 recognize the interim nature of the health spending targets and can accommodate some additional growth in health authority funding.

Projected net spending by children and family development agencies and authorities for 2006/07 and 2007/08 is only slightly changed from the projections for the same years in Budget 2006. For 2008/09, net spending is $30 million lower compared to Budget 2006 due to a change in the approach for the transfer of services and in the timing for establishing the aboriginal authorities.

Net spending by children and family development agencies and authorities shows only a slight increase between 2008/09 and 2009/10, as Budget 2007 projections continue to reflect only the activities of Community Living BC and the expenses of the interim aboriginal authorities pending finalization of the transfer of services.

The projected net spending of other service delivery agencies for 2006/07 to 2008/09 is virtually unchanged from the projections for the same years in Budget 2006. Net spending by these agencies is expected to increase by $187 million in 2009/10, mainly due to increased costs for the BC Transportation Financing Authority resulting from the infrastructure program.

Revenue

Government revenue includes the combined revenues of the CRF, taxpayer-supported Crown agencies, the SUCH sector, and the net income of commercial Crown corporations. Budget 2007 includes the effects of tax cuts mainly targeted at families and individuals, including measures to increase the affordability of housing for British Columbians.

Budget 2007 Plan

Following growth of 7.7 per cent in 2005/06, revenue is forecast to total $38,040 million in 2006/07, up 5.8 per cent. The 2006/07 forecast includes the effects of 5.9 per cent nominal GDP growth in 2006 resulting in improved taxation revenue, increasing federal transfer payments (including one-time federal trusts) and commercial Crown net income. These improvements are partially offset by the impacts of lower natural gas prices and tax measures introduced since Budget 2006.

Chart 1.9 Revenue forecast

In 2007/08, revenue is forecast to decline 1.7 per cent or $650 million, reflecting $426 million of tax measures announced in Budget 2007, lower equalization and other federal government transfers partially offset by higher natural gas royalties as prices are expected to rise from the relatively low levels in 2006/07 due to mild winter weather patterns. For more details on tax initiatives, see Part 2: Tax Measures.

Table 1.14 Budget 2007 Tax Measures – 2006/07 to 2009/10

($ millions)	2006/07	2007/08	2008/09	2009/10
Personal income	(127)	(396)	(622)	(650)
Corporate income	—	(16)	(18)	(18)
Social service	2	(17)	(19)	(22)
Property	6	24	24	24
Property transfer	—	(21)	(21)	(21)
Total tax measures	(119)	(426)	(656)	(687)

Revenue increases 1.3 per cent or $480 million in 2008/09 as the effects of 4.9 per cent nominal GDP growth is partially offset by the second stage of personal income tax cuts, lower forest revenue and the effects of falling coal and metal prices.

In 2009/10, revenue growth of 3.2 per cent or $1,205 million incorporates the impacts of 5.0 per cent nominal GDP growth and the partially offsetting effects of declining energy and metal prices.

Table 1.15 Annual Revenue Change – 2007/08 to 2009/10

($ millions)	2007/08	2008/09	2009/10
Taxpayer–supported programs and agencies
Personal income	(313)	188	416
Corporate income	(138)	(3)	59
Social service	174	239	277
Property	104	80	81
Natural gas royalties	307	79	(41)
Other energy and minerals	(13)	(104)	(43)
Forests	102	(121)	37
Health and social transfers	168	6	161
Equalization	(459)	—	—
One-time federal trusts	(408)	—	—
Other revenue	(101)	106	204
Subtotal	(577)	470	1,151
Commercial Crown corporation net income
BC Hydro	(35)	31	20
Liquor Distribution Branch	(11)	18	11
BC Lotteries (net of payments to the federal government)	43	54	55
BCRC	22	(55)	—
ICBC	(96)	(42)	(33)
Other	4	4	1
Subtotal	(73)	10	54
Total revenue	(650)	480	1,205

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A10. The major revenue components are:

•          Personal income tax – down $313 million in 2007/08, and rising $188 million and $416 million over the next two years.

Table 1.16 Personal income tax revenue

($ millions)	2006/07	2007/08	2008/09	2009/10
Budget 2007 revenue	6,702	6,389	6,577	6,993
Budget 2007 new measures	63	321	547	575
Previously announced (dividend and training tax credits)	64	75	75	75
Federal government measures (income splitting)	10	40	40	40
Prior-year adjustment	(385)	—	—	—
Base revenue	6,454	6,825	7,239	7,683
Annual growth	10.4%	5.7%	6.1%	6.1%
Personal income growth (calendar year)	6.5%	4.2%	4.6%	4.7%

Excluding the one-time prior year adjustment in 2006/07 due to higher 2005 personal tax remittances and adding back the tax measures, base revenue is forecast to grow 10.4 per cent in 2006/07 and average 6.0 per cent over the next three years in line with the strong economic growth in 2006 that is expected to moderate but remain solid in the revised three-year plan.

•                  Corporate income tax – down $138 million and $3 million in 2007/08 and 2008/09 and up $59 million in 2009/10. Corporate income tax revenue is recorded on a cash basis including federal government advance installments with adjustments for over/under payments made in the following year, consistent with the Tax Collection Agreement.

Table 1.17 Corporate income tax revenue

($ millions)	2006/07	2007/08	2008/09	2009/10
Advance instalments
Payment share (2–year lagged share of national tax base)	9.9%	10.2%	10.0%	10.6%
Total advances	1,259	1,267	1,331	1,474
International Financial Activity Act refunds	(2)	(25)	(25)	(25)
Prior-year adjustment	276	153	86	2
Total revenue	1,533	1,395	1,392	1,451

Revenue is lower in all three years of the updated fiscal plan compared to 2006/07 as the prior-year adjustment declines over the 2007/08 to 2009/10 period. As BC’s payment share increases over the four years reflecting stronger BC economic growth compared to the national average, federal installment payments rise faster than entitlement and the prior-year adjustment is expected to decline. By 2008/09, advance payments are roughly equal to entitlements, resulting in a small $2 million prior-year adjustment in 2009/10.

•                  Social service tax – after adjusting for $48 million of one-time revenue in 2006/07 and measures introduced in Budget 2007, growth is forecast to average 5.2 per cent over the next three years, in line with expected consumer and business spending. For full details on tax measures, see Part 2: Tax Measures.

•                  Property tax – increasing $104 million in 2007/08 and about $80 million in the next two years mainly reflecting the introduction of a small community/rural tax of $25 million in 2007/08 and 4.3 per cent average growth in the next two years, in line with expected inflation and new construction activity.

•                  Natural gas royalties – rising $307 million and $79 million in the first two years and declining $41 million in 2009/10 reflecting changes in natural gas prices over the four years. The average price (Canadian dollars per gigajoule at plant inlet) rises by $0.85 to $6.50 in 2007/08 and $0.20 to $6.70 in the following year before falling $0.21 to $6.49 in 2009/10. Volumes are expected to average 1.9 per cent growth over the fiscal plan. The government continues to offer oil and gas royalty credits to encourage industry-driven infrastructure investment that will generate further oil and gas exploration. See the Natural Gas Prices topic box for more details regarding natural gas markets and price forecasts.

•                  Other energy and minerals – declining in each of the next three years due to the effects of commodity prices falling from the high levels occurring in 2006/07.

•                  Forests – increasing in 2007/08 due to the full year impact of the softwood lumber border tax collections and rising stumpage revenues as lumber prices begin to recover.

Table 1.18   Forests revenue

($ millions)	2006/07	2007/08	2008/09	2009/10
Stumpage	932	977	1,053	1,070
Softwood Lumber Agreement – border tax	251	376	174	188
Logging tax	80	20	25	30
Other	30	22	22	23
Revenue	1,293	1,395	1,274	1,311
Annual changes	—	102	(121)	37
Average export tax rate	15.0%	12.7%	5.0%	5.0%
Total Crown harvest volumes (million cubic metres)	69	66	68	71
Spruce-pine-fir 2X4 prices ($US/1000 bd ft)	266	275	300	300

The $121 million decline in 2008/09 reflects the decline of softwood border tax revenues as prices recover to US$300 and the export tax rate falls to 5 per cent, offsetting the rising stumpage revenues due to higher prices and harvest volumes.

•          Health and social transfers – increases by $168 million in 2007/08 reflecting a higher BC share of the national population and an increasing federal base. Growth is relatively flat in 2008/09 as the effects of an increasing national health base and higher BC population share are offset by declining deferred revenue and the recent decision by the federal government to fund social programs at 2007/08 levels. In 2009/10, growth is more in line with the historical trend except for social transfer entitlement.

Table 1.19 Health and social transfers

($ millions)	2006/07	2007/08	2008/09	2009/10
Canada Health Transfer (CHT)	2,809	3,051	3,235	3,433
Wait times (1)	158	158	79	33
Health deferral	147	178	72	73
Canada Social Transfer (CST)	1,175	1,257	1,264	1,272
Early Learning and Child Care Agreement	147	—	—	—
Prior-year adjustments	40	—	—	—
Total health and social transfers	4,476	4,644	4,650	4,811
Annual Change		168	6	161

(1)          Due to a lump sum payment by the federal government, the 2006/07 to 2008/09 wait time revenue represents deferred revenue.

•          Equalization – forecast to be zero in 2007/08 and future years, based on the latest information from the federal government. More details are expected to be available with the release of the federal budget.

•          One-time federal trusts – established by the federal government in 2006/07 for capital projects related to post-secondary infrastructure, public transit, affordable housing and off-reserve aboriginal housing.

Changes from Budget 2007 Consultation Paper

Compared to the Budget 2007 Consultation Paper fiscal plan, revenue before tax reductions announced in Budget 2007 are up $1,709 million, $673 million, $713 million and $804 million over the 2006/07 to 2009/10 period reflecting:

•                  one-time effects in 2006/07 including an additional $194 million prior-year adjustment mainly due to higher 2005 personal income tax remittances and federal government trusts totaling $408 million to fund capital projects in BC.;

Table 1.20 Revenue changes since Budget 2007 Consultation Paper

($ millions)	2006/07	2007/08	2008/09	2009/10
Personal income tax:
Personal income tax – one-time prior year adjustment	194	—	—	—
Personal income tax before measures	367	355	385	421
Corporate income tax	37	(33)	(20)	(154)
Other tax sources	209	190	211	163
Medical Service Plan premiums	11	15	22	8
Investment earnings	104	59	57	103
Forests	107	228	135	187
Other energy, mineral and metal revenues	42	50	83	76
Natural gas royalties	(111)	(238)	(150)	25
Federal government transfers:
One-time trusts	408	—	—	—
Health and social transfers	55	8	(28)	(69)
Other taxpayer-supported revenue	106	(13)	(16)	8
Commercial Crown corporation operating results	180	52	34	36
Total revenue changes before tax reductions	1,709	673	713	804
Less : Tax reductions to meet housing challenges of a growing economy	(63)	(343)	(569)	(597)
Additional tax reductions	(56)	(83)	(87)	(90)
Implementation of tax measures previewed in Budget 2007 Consultation Paper	64	90	90	90
Total revenue changes after tax reductions	1,654	337	147	207

•                  the effects on tax and other own-source revenues (excluding natural resources) of robust economic growth over the three years;

•                  higher forests revenue mainly reflecting border tax revenue collected by the federal government and remitted to BC, resulting from the Softwood Lumber Agreement 2006;

•                  improved revenue from other energy, mineral and metal sources mainly due to stronger metal prices – especially copper; and

•                  higher commercial Crown incomes mainly attributable to improved outlooks for BC Hydro (primarily due to lower energy and financing costs, and the introduction of regulatory account transfers as part of net income) and ICBC (mainly due to higher premium revenue, increased investment income and lower insurance operations costs). Future rate assumptions for BC Hydro are disclosed in Appendix Table A10.

These improvements are partially offset by:

•                  tax reduction measures announced in Budget 2007;

•                  the impact of lower natural gas prices; and

•                  reduced social transfers in 2008/09 and 2009/10 reflecting the recent decision by the federal government to reduce Canada Social Transfer funding to 2007/08 levels.

Commercial Crown Corporation Income

•                  British Columbia Hydro and Power Authority – BC Hydro’s net income projections for the Budget 2007 fiscal plan reflect higher domestic demand and the recent BCUC decision on BC Hydro’s revenue requirements for 2006/07 and 2007/08. While new sources of supply will result in lower market purchases to meet domestic demand, energy costs are expected to increase as the new sources of supply are more expensive than existing Heritage energy. BC Hydro is also projecting increased operating, amortization and financing costs due to their capital asset improvement program. Future rate assumptions for BC Hydro are disclosed in Appendix Table A10.

•                  British Columbia Liquor Distribution Branch (LDB) – LDB’s projections for the Budget 2007 fiscal plan reflects a slight decrease in market share and net income in 2007/08 due to the increase in the discount rate for licensee retail stores. Market share is expected to stabilize by 2008/09, with normal sales volume growth resulting in higher net income in the last two years of the fiscal plan.

•                  British Columbia Lottery Corporation – BCLC’s projections for the Budget 2007 fiscal plan reflects continued strength in casino revenue and a resurgence of lottery and bingo gaming, partially offset by increasing costs for prizes, commissions and operations that support the revenue growth.

A significant portion of BCLC’s transfers to government is redistributed to charities and local governments. In Budget 2007, these distributions are projected to increase from $238 million in 2006/07 to $263 million in 2009/10.

•                  British Columbia Railway Company – In its Budget 2007 outlook, BCRC anticipates the sales of residual properties will occur by the end of 2007/08. BCRC will continue to operate the Port Subdivision (Robert’s Bank) in support of government’s ports and gateway strategies.

•                  Insurance Corporation of British Columbia – ICBC’s outlook for the Budget 2007 fiscal plan reflects both strong vehicle growth and increasing claims costs. The outlook projects annual increases to basic insurance rates to cover expected claims and operating costs, and to maintain capitalization. (Actual basic rate increases are subject to BCUC approval.) The projected revenue improvements are offset by significant increases in claims costs, primarily due to a continuing trend of higher costs from injury claims, including an increase in legal tariff costs effective January 1, 2007.

Full-Time Equivalents (FTEs)

Taxpayer-supported FTEs, including ministries/special offices (CRF) and service delivery agencies, are projected at 34,391 in 2007/08. This represents an increase of 1,198 FTEs from 2006/07 and is 1,092 FTEs higher than the 2007/08 projection in Budget 2006. The increase reflects additional resources to address service expansion including court services, corrections, adult community living services, paramedics and forest fire preparedness.

By 2009/10, FTEs are projected to increase a further 316 to total 34,707 FTEs. Table 1.21 provides details of changes from Budget 2006. FTEs of the SUCH sector are not included in these forecasts.

Ministries/special offices (CRF)

The 2007/08 FTEs projection for ministries and special offices is 30,416 FTEs – a net increase of 1,235 FTEs from Budget 2006. The increase primarily reflects government’s priority to build internal capacity in a number of areas, including additional resources for court services, corrections, adult community living services, children at risk or with special needs, paramedics and forest fire preparation.

Table 1.21 Full-Time Equivalents (FTEs) – Changes from Budget 2006

FTEs	2007/08	2008/09	2009/10
Ministries and special offices (CRF):
Budget 2006 (1)	29,184	27,596
Changes:
Attorney General (courts services/enforcement)	104	114
Children and Family Development (governance/children with special needs)	121	122
Children and Family Development (implementation timing for new authorities)	231	1,860
Forest and Range (forest fire preparedness/housing/BC Timber Sales)	143	154
Health (Emergency Health Services/Conversation on Health/Pharmacare)	114	162
Public Safety and Solicitor General (corrections)	105	143
Other ministry changes	414	430
	1,232	2,985
Budget 2007 Updated Fiscal Plan	30,416	30,581	30,717

Service delivery agencies (2):
Budget 2006	4,118	5,758
Changes:
BC Housing Management Commission (program transfers and new programs)	32	32
BC Transit (impact of service expansion)	34	34
Industry Training Authority (repatriation of customer service function)	25	25
Legal Services Society (inclusion of auxiliary employees)	35	35
Organized Crime Agency of BC Society (transfer of municipal police officers to CFSEU)	(47)	(47)
Children and family development agencies (implementation timing for new authorities)	(231)	(1,860)
Other changes (net)	9	8
	(143)	(1,773)
Budget 2007 Updated Fiscal Plan	3,975	3,985	3,990
Summary:
Ministries and special offices (CRF)	30,416	30,581	30,717
Service delivery agencies	3,975	3,985	3,990
Budget 2007 Updated Fiscal Plan	34,391	34,566	34,707

(1)          Opening balance has been restated to reflect a correction in the FTEs calculation for BC Ambulance Services and an increase in FTEs under OIC 603 (dated August 15, 2006) for the new Minister of State office. This increased FTEs by 693 in 2007/08 and 2008/09

(2)          Service delivery agency FTE amounts do not include SUCH sector staff employment.

Service delivery agencies

The 2007/08 service delivery agencies FTE projection is 3,975 – a decrease of 143 FTEs from Budget 2006. The reduction is primarily due to a change in the timing of when regional children and family authorities are expected to assume responsibility for delivery of services, partially offset by an increase in resources for other service delivery agencies (see Table 1.21). By 2009/10, service delivery agency FTEs are projected to increase by only 15. Future allocations to the children and family development authorities will be identified when the timing of the regional program transfers is finalized.

Capital Spending (1)

In addition to funding municipal and regional infrastructure delivered by local governments, the province also invests directly in capital infrastructure to provide services to the public and facilitate economic development. Provincial capital infrastructure investments are made through school districts, health authorities, post-secondary institutions, Crown agencies and ministries.

Table 1.22 Capital Spending

	2006/07		Budget
		Updated	Estimate	Plan	Plan
($ millions)	Budget	Forecast	2007/08	2008/09	2009/10

Taxpayer-supported
Education
Schools (K–12)	252	367	365	411	411
Post-secondary	988	817	857	590	475
Health	666	849	819	669	649
BC Transportation Financing Authority	794	890	922	816	633
Vancouver Convention Centre expansion project (1)	164	118	206	143	15
Government operating (ministries)	413	313	325	257	256
Other (2)	46	64	75	92	82
Capital spending contingencies	165	50	295	330	330
Total taxpayer-supported	3,488	3,468	3,864	3,308	2,851

Self-supported
BC Hydro	1,020	843	995	1,296	1,373
BC Transmission Corporation	65	62	68	21	9
Columbia River power projects (3)	43	25	30	148	198
BCRC	62	19	66	19	2
ICBC (4)	41	32	30	30	40
BC Lotteries	80	43	85	80	80
Liquor Distribution Branch	27	24	18	14	14
Total self-supported commercial	1,338	1,048	1,292	1,608	1,716
Total capital spending	4,826	4,516	5,156	4,916	4,567

(1)          An additional $8 million is reflected in 2008/09, to meet the escalated cost of contracts to meet the project’s current schedule. Further work is underway to review the impact of higher than expected construction costs on the project. Preliminary estimates of an updated project cost are in the range of $800 million depending on the contract model selected.

(2)          Includes BC Housing Management Commission, Provincial Rental Housing Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(3)          Joint ventures of the Columbia Power Corporation (CPC) and Columbia Basin Trust (CBT).

(4)          Includes ICBC Properties Ltd.

The rising infrastructure demands of a growing economy coupled with inflationary pressures on existing capital projects requires government to be diligent in ensuring that capital and debt are affordable over the long term. To achieve this, government is committed to maintain a downward trend in the taxpayer-supported debt to GDP ratio, using a three-year moving average. This ratio is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt.

Additional information on the provincial capital plan and debt management is provided in the topic box on page 66.

(1)          Capital investments are not included in the government’s annual surplus or deficit. In accordance with generally accepted accounting principles (GAAP), annual amortization expenses that recognize the estimated wear and tear of capital assets during the fiscal year are included in the government’s annual expenses instead of recording the full capital costs as they occur.

Taxpayer-supported capital spending

Taxpayer-supported capital spending includes capital infrastructure for school districts, health authorities, post-secondary institutions, taxpayer-supported Crown agencies, and ministries.

The capital spending numbers for health and education reflect the forecasts for health authorities, school districts and post-secondary institutions. Annual interest costs on capital related debt, as well as estimates of asset depreciation are also charged against government’s surplus.

Taxpayer-supported capital spending is projected at $3.9 billion in 2007/08 before declining to $2.9 billion in 2009/10. Significant elements of this projected spending include the following:

•                  Continued management of the $1.5 billion program to seismically upgrade at-risk schools in the province. A long-term plan for the program is currently being developed by the Ministry of Education in conjunction with school boards. The province is providing over $867 million in capital funding from 2007/08 to 2009/10 to replace, renovate or expand K–12 facilities.

•                  The 25,000 seat expansion to the post-secondary system has significant implications on institutional facilities now and into the future. This need to accommodate the government’s growth plan, replace or renovate aging facilities and develop new research capacity and infrastructure requires substantial capital funding contributions from the Province. Budget 2007 includes over $700 million in capital funding to post-secondary institutions throughout the province. Projects funded include the Engineering and Computer Science Complex at the University of Victoria, the Teaching and Learning Centre at UNBC, the BCIT Aerospace Technology Campus and the Cloverdale Trades and Technology Campus.

•                  Post-secondary capital spending also includes a significant level of investment funded through other sources, including foundations, donations, cash balances, federal funding and revenues generated from services. Examples of projects financed wholly or partially through such sources include Marine Drive student housing at UBC, the Arts and Social Sciences Complex at SFU, the Second Technology and Science Complex and various parking structures and student residences planned at various campuses throughout the province.

•                  The Ministry of Health will also provide $1.2 billion (including federal equipment funding) in capital grants to health authorities for new major construction and upgrading of health facilities, equipment, and information systems over the next three years. Including funding from own sources, such as Regional Hospital Districts and Foundations, this will support a total capital spending plan for the health sector of approximately $2.1 billion over the next three years.

Examples of major capital projects include:

•      Construction of a new ambulatory care facility in Surrey (the Surrey Outpatient Facility), scheduled to be completed in 2009.

•      Residential care and Assisted Living projects to support seniors and people with disabilities throughout the province.

•                  New academic space in teaching hospitals throughout BC, including Prince George Regional Hospital, and planning is underway at Kelowna General Hospital to support medical school expansion.

•      Expansion of the Shuswap Lake General Hospital in Salmon Arm, scheduled to be completed in 2009.

•      Construction of a new Perinatal Wing at Nanaimo Regional General Hospital.

•      Replacement of St. Bartholomew’s Health Centre in Lytton.

•      Completion of the Vancouver General Redevelopment Project in 2007/08.

•      Expansion and upgrade of the Pediatric Intensive Care Unit at Children’s and Women’s Hospital in Vancouver.

•      Abbotsford Regional Hospital and Cancer Centre P3 Project, expected to be completed in May 2008.

•      Investments in new and replacement medical and diagnostic equipment such as MRI and CT scanners.

•      Information management and technology projects including, for example, diagnostic imaging systems and clinical information systems.

•      province-wide eHealth initiatives such as Telehealth and the Electronic Health Record.

Key hospital projects identified by health authorities in Victoria, Kelowna, Vernon, and Fort St. John. Recognizing their importance to the provincial health system, government has set aside a preliminary allocation within capital contingencies to assist the health authorities in financing these projects.

•                  Ongoing commitment to the Transportation Investment Plan (see page 37 for more information) which will provide $3.5 billion of public and private sector investment over the next three years. Under the plan, provincial capital spending for 2007/08 to 2009/10 is directed towards initiatives such as Phase 2 of the Kicking Horse Canyon Project, the new Pitt River Bridge component of the Gateway Project, the Sea-to-Sky Highway improvements, the William R. Bennett Bridge, and funding to support road rehabilitation benefiting the oil and gas sector and additional road rehabilitation to manage the impacts of intense harvesting required under the Mountain Pine Beetle Strategy.

•                  The Vancouver Convention Centre Expansion Project (VCCEP). Capital spending for VCCEP on Table 1.22 is based on the total capital cost of the VCCEP, reflecting the funding provided by all partners; the province, the federal government, and Tourism Vancouver. Table 1.23 shows the capital expenditures for the VCCEP associated with provincial financing only, which totals $281 million. Table 1.11 provides the timing and amount of provincial funding grants provided to the VCCEP. These grants are eliminated in the summary financial statements, so that only the total capital expenditures of the VCCEP are reported in the government financial statements.

At the time of writing, further work was underway to fully review and assess the impact of higher than expected construction costs on the project. Preliminary estimates of an updated project cost are in the range of $800 million depending upon the contract model selected. The capital contingency has been increased since Budget 2006 to reflect this pressure. Subject to government approval of a revised budget for VCCEP, funding will be allocated from the capital contingencies to the project and reflected in subsequent quarterly reports and fiscal plans.

Capital Contingencies

Recognizing that rising construction costs are currently a concern, the province has included a capital contingency averaging 9.5 per cent of total taxpayer-supported capital spending in its three-year capital plan as a prudent planning measure. This contingency is in addition to the contingencies included in individual project budgets.

In addition to covering risks from higher than expected cost inflation on projects including VCCEP, the capital contingency includes a preliminary allocation for hospital projects in Victoria, Kelowna, Vernon and Fort St. John.

Should the capital contingency not be used in any year, taxpayer-supported debt will be lower.

Provincial capital infrastructure spending is financed through a combination of sources:

•                  cash balances;

•                  partnerships with the private sector (public-private-partnerships);

•                  cost-sharing with partners; and

•                  borrowing (debt financing).

Debt financing continues to represent a significant source of financing for provincial capital spending, so the level of capital spending has a significant impact on projected provincial debt.

Chart 1.10 Capital financed through debt

Self-supported capital spending

Total capital spending includes capital infrastructure for self-supported commercial Crown corporations.

Self-supported capital spending is projected to range from $1.3 billion in 2007/08 to $1.7 billion in 2009/10. The majority of this capital spending is for electrical generation, transmission and distribution projects carried out through BC Hydro and BC Transmission Corporation to enhance reliability, public safety and growing demand. In addition to the projects shown on Table 1.23, other examples of electrical generation, transmission and distribution projects included in self-supported capital spending are the Mission-Matsqui Transmission Reinforcement Project, a new substation in Abbotsford, and upgrades to the GM Shrum generating station on the Peace River and the John Hart generating station on Vancouver Island.

Further details on provincial capital investments are shown in the service plans of ministries and Crown corporations.

Projects over $50 million

As required under the Budget Transparency and Accountability Act, major capital projects with multi-year budgets totaling $50 million or more are shown in Table 1.23. Annual allocations of the full budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.22.

Over the next three years, over $1.2 billion of provincial funding will be spent on major capital investments (greater than $50 million) including:

•                  $269 million for the Abbotsford Regional Hospital and Cancer Centre and the Surrey Outpatient Facility.

•                  $434 million for major transportation capital infrastructure. In addition, the Ministry of Transportation is investigating financial and project delivery options through P3s for improvements to Lower Mainland infrastructure. Provincial funding for the RAV project is not included in the province’s capital spending, but is included in the transportation investment plan.

•                  $347 million for power generation and transmission capital projects by BC Hydro, BC Transmission Corporation and the Brilliant Expansion Power Corporation.

•                  $169 million for other projects including the revised provincial cost for the Vancouver Convention Centre Expansion Project, and tenant improvements for Surrey Central City (ICBC Properties Ltd.).

Projects completed during 2006/07 include SFU’s Surrey Central City campus, the Gordon and Leslie Diamond Health Care Centre (previously called the Academic Ambulatory Care Centre), 5 Mile (Yoho) Bridge, Nisga’a Highway, and SkyTrain extension. Since the second Quarterly Report, the Surrey Outpatient Facility, the GM Shrum stator replacement and Peace Canyon turbine overhaul power projects have been added to the $50 million list.

Table 1.23 identifies the provincial share of funding for major capital projects (over $50 million). However, total costs for some of these projects are higher as they are cost-shared with the federal government, municipal authorities or the private sector.

Table 1.23 Capital Expenditure Projects Greater Than $50 million(1)

Note: Information in bold type denotes changes from the 2006/07 second Quarterly Report

				Estimated
		Forecast		Cumulative								Cumulative
	Start	Completion		Spending at		Spending		Spending		Spending		Spending at	Total Project
($ millions)	Date	Date		Mar. 31, 2007	(2) (+)	2007/08	(+)	2008/09	(+)	2009/10	=	Mar. 31, 2010	Budget	(3)	Forecast	(3)
Health facilities (5)
Vancouver General Hospital, redevelopment project	Sept. 2000	Aug. 2007	(6)	154		2		—		—		156	156		156
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		191		106		19		—		316	316		316
Surrey Outpatient Facility	Spring 2006	Dec. 2009		2		7		71		66		146	151		151
Total health facilities				347		115		90		66		618	623		623
Transportation
Trans Canada Highway – – 10 Mile (Park) Bridge (4)	Oct. 2005	Fall 2008		53		13		2		—		68	68 7		68	(7)
Pitt River Bridge (4)	Feb. 2006	Fall 2009		16		47		37		8		108	108 7		108	(7)
Sea-to-Sky Highway (4)	April 2003	Winter 2009		326		151		76		39		592	600		600	(8)
William R. Bennett Bridge (4)	Mar. 2005	July 2008		83		45		14		2		144	144		144
Total transportation				478		256		129		49		912	920		920
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		36		16		17		6		75	76		76
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Oct. 2009		25		14		14		14		67	67		67
– Coquitlam Dam seismic upgrade	Oct. 2003	Jan. 2007		46		12		—		—		58	58		58
– Aberfeldie redevelopment	Apr. 2005	Aug. 2008		11		54		27		—		92	92		92
– GM Shrum G2–G4 stator replacement	Sept. 2004	Aug. 2010		15		18		22		10		65	66		66
– Peace Canyon G1–G4 turbine overhaul	Oct. 2005	Oct. 2009		11		14		16		14		55	55		55
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Oct. 2008		67		59		7		—		133	133		133
Brilliant Expansion Power Corporation (9)
– Brilliant Dam power expansion	Oct. 2002	June 2007		192		13		—		—		205	205		205
Total power generation				403		200		103		44		750	752		752
Other
ICBC Properties Ltd.
– Surrey City Centre Mall Ltd.	Sept. 1999	Mar. 2007	(10)	273		5		—		—		278	312		278
Vancouver Convention Centre expansion project (4)	2003	2008		117		87		77		—		281	281		281	(11)
Total other				390		92		77		—		559	593		559

(1)

Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)	Total expenditures since commencement of each project.
(3)	Represents sum of annual budgeted expenditures to complete each project.
(4)	Amounts shown exclude interest costs incurred during construction.
(5)

Amounts shown may include cost of construction, equipment, deferred development costs and land, less funding contributed by Regional Hospital Districts, and exclude interest costs incurred during construction.

(6)	Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.
(7)	Amount represents the provincial portion of this cost-shared project with the federal government.
(8)

Represents capital construction costs before the addition of enhanced rehabilitation and safety features. The total estimated outlays (including both capital construction and operating activities) for the project over 25 years is $1.983 billion, which assumes 2 per cent inflation per year and maximum performance payments.

(9)	A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.
(10)	The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.
(11)

Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry. An additional $8 million is reflected in 2008/09 to meet the escalated cost of contracts to meet the project’s current schedule. Further work is underway to review the impact of higher than expected contruction costs on the project. Preliminary estimates of an updated project cost are in the range of $800 million depending upon the contract model selected.

Provincial Debt

The provincial government along with its Crown corporations and service delivery agencies provide services and capital infrastructure to support the social and economic programs needed for maintaining and enhancing the quality of life in BC. Funding for these programs is mainly derived from revenue sources such as taxation and the sale of natural resources. Government also obtains financing from outside sources mainly through debt issuances that are to be repaid on future dates.

Borrowing for operations is required to finance deficits and to meet other working capital requirements such as loans and advances or changes in accounts receivable/payable. This type of debt (government direct operating debt) tends to rise during periods of deficits, but declines with surpluses. Government operating debt is forecast to decline by $2.4 billion over the next three years reflecting continuing surpluses.

Borrowing for capital projects finances the building of schools, hospitals, roads and other social and economic assets. As these investments provide essential services over several years, the government, like the private sector, borrows to fund these projects and amortizes the costs over the assets’ useful life.

Table 1.24 Provincial Debt Summary (1), (2)

	2006/07		Budget
		Updated	Estimate	Plan	Plan
($ millions unless otherwise indicated)	Budget	Forecast	2007/08	2008/09	2009/10
Taxpayer-supported debt
Provincial government direct operating debt	10,982	9,810	9,125	8,415	7,427
Other taxpayer-supported debt (mainly capital)
Education (2)	7,765	7,705	8,399	8,876	9,473
Health (2)	3,041	2,866	3,348	3,739	4,088
Highways and public transit	5,457	5,496	6,202	6,894	7,428
Other (3)	638	668	729	768	755
Total other taxpayer-supported debt	16,901	16,735	18,678	20,277	21,744
Total taxpayer-supported debt	27,883	26,545	27,803	28,692	29,171
Self-supported commercial Crown corporations debt	7,857	7,507	8,284	8,989	9,760
Total debt before forecast allowance	35,740	34,052	36,087	37,681	38,931
Forecast allowance (4)	850	300	750	1,000	1,050
Total provincial debt	36,590	34,352	36,837	38,681	39,981

Debt as a per cent of GDP
Provincial government direct operating	6.2%	5.5%	4.9%	4.3%	3.6%
Taxpayer-supported	15.8%	14.8%	14.8%	14.6%	14.1%
Total provincial	20.7%	19.2%	19.6%	19.6%	19.3%
Taxpayer-supported debt per capita ($)	6,480	6,159	6,378	6,509	6,538
Taxpayer-supported interest bite (cents per dollar of revenue)	4.9	4.4	4.7	4.7	4.8

(1)          Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)          Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)          Includes service delivery agencies, other fiscal agency loans, student assistance loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(4)          Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the borrowing allowance is shown as a separate item over the plan.

In 2006/07, provincial debt is forecast to total $34.4 billion, $2.2 billion below budget. In 2007/08, provincial debt will increase $2.5 billion from the 2006/07 updated forecast to total $36.8 billion. The 2007/08 change reflects:

•                  a $1.3 billion increase in taxpayer-supported debt reflecting a $1.9 billion increase in other taxpayer-supported debt mainly to finance net capital requirements, offset by a reduction in operating debt;

•                  a $777 million increase in commercial Crown corporation debt, mainly to fund power generation and transmission capital projects by BC Hydro and BC Transmission; and

•                  a $450 million increase in the forecast allowance to mirror the $750 million income statement forecast allowance.

Over the next two years, government direct operating debt is forecast to decrease $1.7 billion reflecting continued surpluses, while other taxpayer-supported debt will increase $3.1 billion mainly to finance capital requirements.

Self-supported debt will increase $1.5 billion over 2008/09 and 2009/10, mainly to fund power generation and transmission projects. Government and BC Hydro are currently reviewing the corporation’s debt management policies – including the legislated debt cap and debt-to-equity target – to optimize fiscal efficiency while providing flexibility to refurbish aging infrastructure and expanding capacity to support the province’s economic growth.

The debt forecast assumes a forecast allowance of $750 million in 2007/08, increasing to $1,000 million in 2008/09 and $1,050 million in 2009/10 to mirror the operating statement forecast allowance. Should the government not require this allowance, projected debt levels under the fiscal plan would be lower by the amount of the forecast allowance for each year.

In general, the change in debt will not equal the surplus:

•                  as debt is required to finance capital spending in excess of non-cash amortization costs included in the surplus; and

•                  due to other working capital sources/requirements that represent changes in balance sheet items (such as cash balances, loan receivables and other accounts receivables/payables), but do not form part of the surplus.

Table 1.25 reconciles forecast surpluses with changes in debt. There is not a dollar for dollar relationship between changes in direct operating debt and the surplus or deficit due to changes in other balance sheet items. In the updated fiscal plan, debt rises despite expected surpluses mainly due to the impact of capital spending in excess of amortization, and higher commercial Crown corporation debt incurred for capital investments.

The ratio of taxpayer-supported debt, which excludes commercial Crown corporations and other self-supported debt, to GDP is a key measure often used by financial analysts and investors to assess a province’s ability to repay debt. The government is committed to maintaining a downward trend in this ratio, using a three-year moving average.

Table 1.25 Reconciliation of Summary Surpluses to Provincial Debt Changes

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2006/07	2007/08	2008/09	2009/10
Operating statement surplus	(2,850)	(400)	(150)	(150)
Taxpayer-supported capital spending	3,468	3,864	3,308	2,851
Increase (reduction) in cash and temporary investments	(848)	(244)	(5)	238
Amortization (non-cash expense included in the surplus)	(1,392)	(1,579)	(1,700)	(1,789)
Net increase in commercial Crown corporations (mainly capital)	326	777	705	771
Other balance sheet and working capital changes	1,292	67	(314)	(621)
Total provincial debt increase (decrease)	(4)	2,485	1,844	1,300

The taxpayer-supported debt to GDP ratio is forecast to decline from 14.8 per cent in 2007/08 to 14.6 per cent in 2008/09 and to 14.1 per cent in 2009/10, keeping debt affordable for future generations of British Columbians.

The decline in the taxpayer-supported debt-to-GDP ratio reflects the $630 million improvement in taxpayer-supported debt in 2006/07, operating surpluses over the next three years, and higher GDP forecasts. However, taxpayer-supported interest costs are expected to rise to 4.8 cents per dollar of revenue by 2009/10, due to higher interest rates and increased taxpayer-supported capital debt.

The higher than expected surpluses over the past few years have allowed the province to make significant investments in infrastructure without adding to provincial debt. For example, the $3.06 billion surplus in 2005/06 and the $2.85 billion surplus in 2006/07 helped finance the following projects:

•                  $1.61 billion spending on post-secondary facilities including the University of Victoria’s Engineering and Computer Science Building,  and the North Cariboo Community Campus in Quesnel;

•                  $0.65 billion in spending in the K–12 school system including Pacific Heights Elementary school in Surrey, and L’Ecole Victor Brodeur in Esquimalt;

•                  $1.70 billion for health facilities and equipment including cancer treatment vaults at the BC Cancer Agency’s Vancouver Centre, and the Mental Health Building for Children at BC Children’s and Women’s Hospitals; and

•                  $1.60 billion for roads and bridges including the Cariboo connector program, Kicking Horse Canyon Phase I, and the Yoho bridge.

However, with smaller surpluses forecast from 2007/08 through 2009/10, debt-financing is required to fund the provincial capital spending program.

Table 1.26 summarizes the provincial financing plan for 2007/08. New borrowing of $5.3 billion is anticipated, of which $2.8 billion will be used to replace maturing debt and $2 billion will be used for capital and other financing requirements. The remaining $450 million reflects an increase in the debt forecast allowance.

Additional details on the debt outstanding for government, service delivery agencies and commercial Crown corporations are provided in Appendix Tables A15 and A16.

Table 1.26 Provincial Financing

			Forecast				Estimated
	Debt (1)		Debt (1)				Debt (1)
	Outstanding	2006/07	Outstanding	2007/08 Transactions			Outstanding
	at March 31,	Debt	at March 31,	New	Retirement	Net	at March 31,
($ millions)	2006	Change	2007	Borrowing (2)	Provision (3)	Change	2008
Taxpayer-supported debt
Provincial government direct operating	11,888	(2,078)	9,810	422	(1,107)	(685)	9,125
Education (4)	7,276	429	7,705	1,207	(513)	694	8,399
Health (4)	2,447	419	2,866	686	(204)	482	3,348
Highways and public transit	4,815	681	5,496	1,149	(443)	706	6,202
Other debt (5)	749	(81)	668	88	(27)	61	729
Total taxpayer-supported debt	27,175	(630)	26,545	3,552	(2,294)	1,258	27,803
Self-supported commercial Crown corporations debt	7,181	326	7,507	1,304	(527)	777	8,284
Forecast allowance	—	300	300	450	—	450	750
Total provincial debt	34,356	(4)	34,352	5,306	(2,821)	2,485	36,837

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)	New long-term borrowing plus net change in short-term debt.
(3)	Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).
(4)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(5)

Includes service delivery agencies, other fiscal agency loans, student assistance loans, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

Risks to the Fiscal Plan

The major risks to the fi scal plan stem mainly from changes in factors that government does not directly control. These include:

•                  Assumptions underlying revenue and Crown corporation and agency forecasts such as economic factors, commodity prices and weather conditions.

•                  The outcome of litigation, arbitrations, and negotiations with third parties.

•                  Potential changes to federal transfer allocations, cost-sharing agreements with the federal government and impacts on the provincial income tax bases arising from federal tax policy changes.

•                  Utilization rates for government services such as health care, children and family services, or employment assistance.

In addition, changes in accounting treatment or revised interpretations of generally accepted accounting principles (GAAP) could have material impacts on the bottom line.

Table 1.27 summarizes the approximate effect of changes in some of the key variables on the surplus. However, individual circumstances and interrelationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/Cdn dollar exchange rate may be offset by higher commodity prices; or as is forecast in 2006/07, significantly reduced natural gas revenues, can be offset by positive variances in other areas, such as taxation revenues, federal transfers and other improvements.

Table 1.27 Key Fiscal Sensitivities

		Annual Fiscal Impact
Variable	Increases of:	($ millions)
Nominal GDP	1%	$150 - $250
Lumber prices (US$/thousand board feet)	$50	$75 - $125 (1)
Natural gas prices (Cdn$/gigajoule)	$1	$300 - $350
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$40
Interest rates	1 percentage point	-$90
Debt	$500 million	-$23

(1)          Sensitivity relates to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in border tax revenues.

Contingency Vote

Contingencies — General Programs

A $360 million Contingency vote for general programs is included in the 2007/08 fiscal year. This is increased to $365 million in 2008/09 and $375 million in 2009/10 representing roughly 1 per cent of overall government expense. These amounts include the $68.5 million allocation of the remaining $76.5 million 2010 Olympics contingency budget.

The allocation to contingencies is a prudent budgeting measure that protects the three-year fiscal plan from:

•                  unforeseen and unbudgeted costs that may arise (such as unexpected environmental remediation costs); and

•                  pressures for costs that are currently budgeted based on estimates whose final value are impacted by external events or prices (such as payments made under the Vancouver Island Gas Pipeline Assistance Agreement that are directly linked to natural gas prices).

In addition to these specific items, corporate pressures such as the valuation of employer contributions to pension plans may also impact the contingency vote.

Table 1.28 Notional Allocations to Contingency Vote

($ millions)	2007/08	2008/09	2009/10
Vancouver Island Gas Pipeline Assistance Agreement – potential natural gas price changes	15	14	14
Traffic fines revenue sharing – potential changes in estimates	—	5	5
Vancouver Convention Centre – project changes(1)	—	8	—
2010 Olympics – preliminary allocation of contingency amount	—	20	49
Subtotal notional allocations	15	47	68
Unallocated contingencies	345	318	307
Total contingencies	360	365	375

(1)          An additional $8 million is reflected in 2008/09, to meet the escalated cost of contracts to meet the project’s current schedule. Futher work is underway to review the impact of higher than expected construction costs on the project. Preliminary estimates of an updated project cost are in the range of $800 million depending on the contract model selected. Once updated project costs have been determined, appropriation for potential funding increases exists within the Contingencies vote.

Contingencies – Negotiating Framework

Budget 2007 includes $39 million in 2007/08, $77 million in 2008/09 and $142 million in 2009/10 for the wage and benefit impacts for agreements yet to be concluded. These amounts are held in contingencies and will be distributed by the Minister of Finance once settlements are reached.

Contingencies – Health Innovation Fund

A new $100 million fund to promote innovation and facilitate change within the healthcare system is included in Budget 2007. The Health Innovation Fund will assist health authorities with the cost of implementing best practices, restructuring service delivery systems and eliminating key information bottlenecks.

Forecast Allowance

In 2007/08, the government continues to build a forecast allowance into the bottom line to act as a cushion against possible deterioration in revenue or spending forecasts, and thus increase the certainty of meeting the surplus targets established in the fiscal plan.

A forecast allowance of $750 million is included in the 2007/08 budget. This forecast allowance has the explicit effect of reducing the expected surplus from the government’s most likely forecast of $1.15 billion in 2007/08 to a more conservative budget surplus of $400 million. The explicit nature of this adjustment to the surplus flows from the Budget Transparency and Accountability Act that requires disclosure of adjustments to the most likely fiscal result.

A corresponding $750 million borrowing allowance has also been included in the provincial debt forecast for 2007/08, increasing the total debt forecast by $750 million compared to the most likely forecast.

Forecast allowances for the 2008/09 and 2009/10 fiscal years are set at $1.0 billion and $1.05 billion, respectively. The higher forecast allowances in 2008/09 and 2009/10 recognize the interim nature of the health spending plans, which have only been established for 2007/08. The health authority funding increases for 2008/09 and 2009/10 only include funding to cover negotiating framework costs. The Ministry of Health will continue to work with the health authorities on their financial plans in the context of the Conversation on Health. The Ministry of Finance will continue to monitor and review these financial plans as part of budget processes.

Own Source Revenue

The main areas that may affect own source revenue forecasts are BC’s overall economic performance, exchange rate and commodity prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors such as personal income, retail sales, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook.

Revenues in British Columbia are also volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the province’s revenue base. Spikes in commodity prices such as natural gas, lumber and electricity may have a positive effect on natural resource revenues in the near term, until supply/demand imbalances level out.

While weather patterns and related reservoir inflows, as well as energy market prices and margins, add considerable volatility to BC Hydro’s operating results, the impact on the fiscal plan has been reduced by moving, consistent with Canadian Institute of Chartered Accountants (CICA) guidance, to reporting BC Hydro’s net income after regulatory account transfers. The impacts of changes in these factors are transferred to deferral accounts and accrue to ratepayers in future periods. However, BC Hydro’s results may be affected by the outcome of BC Utilities Commission decisions on current and future rate applications.

The fiscal plan incorporates estimated fiscal impacts resulting from implementation of the Softwood Lumber Agreement 2006. However, during times when lumber prices are low the economic impacts are more uncertain and consequently this poses additional risk to the revenue forecast.

Federal Government Contributions

Potential policy changes regarding federal transfer allocations and cost-sharing agreements could also affect the revenue forecast. However, due to insufficient information on specific proposals, it is speculative to estimate the fiscal impact with any degree of certainty. As a result, the fiscal plan includes only those commitments made to the Province by the federal government.

It is possible that the federal government will announce changes to transfers in the upcoming federal budget to address fiscal imbalance, including changes to equalization. While it is possible that changes to federal transfers for post-secondary education and infrastructure will be announced, there is uncertainty as to the fiscal impact so no assumptions have been made in that respect. The federal government has not yet announced how it will calculate final provincial equalization amounts for 2007/08 and beyond. For this reason, no equalization funding has been assumed for 2007/08 through 2009/10. The province will continue to monitor the situation and revise the revenue forecast as further information becomes available.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A10.

Service Delivery Agencies and Crown Corporations

Crown corporations and agencies have provided their own forecasts. These forecasts, as well as their statements of assumptions were used to prepare the fiscal plan. The boards of those corporations and agencies have also included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget.

The fiscal plan does not assume or make allowance for extraordinary adjustments other than those noted in the assumptions provided by the Crown corporations and agencies. Factors such as electricity prices, water inflows into the BC Hydro system, accident trends, interest/exchange rates, decisions of an independent regulator, or pending litigation could significantly change actual financial results over the forecast period.

New decisions or directions by agency or Crown corporation boards of directors may result in changes to costs and revenues due to restructuring, valuation allowances and asset write-downs, or gains and losses on disposals of businesses or assets.

SUCH Sector

SUCH sector financial plans have been provided by management of various organizations based on broad policy assumptions provided by the Ministries of Health and Advanced Education. Every effort has been made to ensure that the financial information is compiled in a manner consistent with GAAP as financial information is converted from the accounting policies followed by the sectors to those of the government reporting entity.

Three-year plans for the combined school districts have been developed by the Ministry of Education based on the requirements of the School Act and the amounts of block funding included in the budget. Since it is an aggregate plan, it has not been signed off by school board chairs.

While the lead financial officers and chairs of the boards for the universities, colleges and institutions have signed off on their plans, final plans are still subject to formal approval of their boards at meetings to be held after the budget submission. Final approved plans may therefore differ from the management forecasts included in the budget.

While for full transparency and accountability it is preferable to obtain full board approvals of financial plans, the sign-off of the board chair alone has been accepted in recognition that the SUCH sector agencies may have difficulty scheduling board meetings in late December or early January.

For health authorities, the board chairs have signed-off the 2007/08 forecasts, with the exceptions of the Vancouver Coastal and Fraser Health Authorities, where management has provided sign-off. As both of these health authorities recently had new board chairs appointed, their boards did not have sufficient time to review the earlier forecasts in detail prior to the budget. The new boards of the Vancouver Coastal and Fraser Health Authorities are currently reviewing the authorities’ financial plans and expect to submit revised financial plans in early fiscal 2007/08. Due to the interim nature of the 2008/09 and 2009/10 funding targets, which reflect increased funding only for the costs of the negotiating framework, health authorities have not provided sign-off on these out-year forecasts.

In recognition of the limited time available between the receipt of funding allocations in mid-December and the budget deadlines in January, which require SUCH sector agencies to finalize and seek board approval of their multi-year financial plans, government is looking at options for providing

SUCH sector agencies with their funding allocations earlier in the fiscal year. This would provide more time for board deliberation and review of their financial plans.

Spending

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency spending plans and strategies, including SUCH sector plans. Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A11 and in ministry service plans. The main spending issues follow.

Demand-driven Programs

The government funds a number of demand-driven programs such as PharmaCare, K–12 education, student financial assistance and income assistance. The budgets for these programs reflect the best estimate of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

Public Sector Program Delivery

The vast majority of government-funded services are delivered through service delivery agencies that provide programs such as acute and continuing health care, K–12 education, post-secondary education, and community social services. All of these sectors face cost pressures in the form of program demand and both wage and non-wage inflation.

Treaty Negotiations and the New Relationship

The government is committed to negotiating affordable, working treaties with First Nations that provide certainty regarding ownership and use of provincial Crown land and resources. In 2006, the first three Final Agreements under the BC Treaty Commission process were initialed with the Lheidli T’enneh, Maa-nulth, and Tsawwassen First Nations. If ratified by the First Nations and the provincial and federal legislatures, the effective date of these Final Agreements is expected to occur in fiscal 2008/09. Implementation and settlement costs associated with the three Final Agreements have been accounted for in the fiscal plan.

The province is also involved in various court cases with First Nations relating to aboriginal rights. Settlement of these issues, either in or out of court, may result in additional costs or transfers of lands and resources.

The provincial government is also committed to building a new relationship with First Nations and Aboriginal communities based on openness, transparency and collaboration. This commitment was articulated in the March 2005 New Relationship document, and government continues to engage with Aboriginal leadership to develop new processes and structures that promote co-operation and workable arrangements for land and resources decision-making.

Objectives include reducing conflict and improving the health and economic well-being of First Nations. The success of the New Relationship and the treaty process may affect the economic and fiscal outlook for the province.

Capital Risks

The capital spending forecasts assumed in the fiscal plan may be affected by a number of the various factors listed below:

•                  weather and geotechnical conditions causing project delays or unusual costs;

•                  changes in market conditions, including service demand, inflation and borrowing costs;

•                  the outcome of environmental impact studies;

•                  the accuracy of capital project forecasts;

•                  the successful negotiation of cost-sharing agreements with other jurisdictions; and

•                  the success of public-private sector partnership negotiations.

The growth in the province’s construction industry over the last few years in both residential and non-residential construction has led to some concern surrounding a shortage of skilled workers and mounting cost pressures. Rising building material costs and upward pressure on wages increase the risk of cost overruns on capital projects, in part due to the cumulative effect of inflation. Although many of the capital projects underway have contingency budgets, increased cost pressures may continue to impact the accuracy of capital project forecasts.

Unfunded Liabilities

The College, Public Service, Teachers and Municipal Pension Plans – the four major public service plans – are joint trusteeship plans. In the event that a plan deficit is determined by an actuarial evaluation, the pension boards are required to address the shortfall by contribution adjustments or other means. Any unfunded liabilities (funding basis) are therefore expected to be short term in nature. For example, the most recent actuarial valuation of the Teachers’ Pension Plan indicated a $904 million liability (funding basis) as of December 31, 2006, which was addressed by an increase to contribution rates of 1.61 per cent for both members and employers effective July 1, 2007. The next actuarial valuation report for the College Pension Plan is expected to be received in May 2007 and for the Municipal Pension Plan in December 2007.

Catastrophes and Disasters

The spending plans for the Ministries of Forests and Range and Public Safety and Solicitor General include amounts to fight forest fires and deal with other emergencies such as floods and blizzards. These amounts are based on historical averages of actual spending and on conditions of normal to moderate severity. Extreme occurrences may affect expenses in these ministries and those of other ministries.

Pending Litigation

The spending plan for the Ministry of Attorney General contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims and related costs of settlements likely to be incurred. These estimates are based on a historical average of actual spending. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of settlements). Various legal actions may also establish precedents requiring minimum service levels in various areas of provincial jurisdiction or exclude certain services from taxation, such as the pending litigation regarding provincial sales tax on legal services. These developments may affect government revenues and/or expenditures in other ministries.

One-time Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the contingency vote.

Children’s Education Fund

Introduction

People are the most important resource in the modern economy. To meet its economic goals, British Columbia will have to train, attract, and retain workers. There will be challenges in meeting the economy’s need for well trained employees.

There are 550,000 young people in the K–12 public school system today. Over the next 12 years, the provincial economy is expected to create one million new job openings– a shortfall of 450,000 workers.

The province is taking a multi-pronged approach to addressing this potential shortfall:

•                  The province is working to close the gaps in education and economic opportunity to help aboriginal youth fully participate in the economy.

•                  The new provincial training tax credit includes additional benefits for First Nations people and for persons with disabilities to recognize the unique challenges facing these groups.

•                  As announced, the province is moving to eliminate mandatory retirement to recognize the valuable contribution that older employees can make if they wish to continue working.

•                  The government reconfirms its commitment to create, in partnership with the post-secondary sector, 25,000 new student spaces incorporating the commitment to create 2,500 new graduate spaces.

•                  The government will establish a new Pacific Leader’s Fellowship for graduate studies. The Fellowship will be available for graduate students in British Columbia institutions and the province’s public service.

•                  A total of 7,000 new apprenticeship spaces will be added by 2010.

Finally to help the province’s young people meet their post-secondary skills development needs and learning in the future, beginning in 2007, $1,000 will be invested for each new child born or adopted in British Columbia.

The BC Children’s Education Fund will help British Columbia families and children.

Description

•                  A special account called the Children’s Education Fund will be established under the Special Accounts Appropriation and Control Act to hold the funds for the program.

•                  The legislation will also provide the regulatory authority to determine eligibility and to define qualifying educational institutions.

•                  Each year, commencing April 1, 2007, the government will transfer to the Fund an amount based on an estimate of the total number of potential new beneficiaries (roughly $40 million annually). For simplicity, the amount transferred will be based on the number of children born plus the number of children adopted in British Columbia in the year.

•                  Over time, the Fund will grow with new contributions to the fund and with the net investment earnings of the Fund.

•                  The Fund’s investments will be managed by BC Investment Management Corporation (bcIMC).

•                  Eligible students entering a British Columbia post-secondary institution will apply to receive their grant (estimated to be around $2,200 based on current investment returns).

Eligibility Criteria

•                  The grant will be available to any child born on or after January 1, 2007 to parents that are ordinarily resident in British Columbia. In most situations this will apply to children born in the province. However, it will also include children born outside British Columbia to parents who ordinarily reside in the province, such as Canadian forces personnel on assignment or mothers who travel to other provinces for specialized medical care.

•                  In addition, children born on or after January 1, 2007 and adopted by residents of British Columbia will also be eligible.

•                  Eligible beneficiaries will simply be able to apply for the benefit at the time they enter a qualifying post-secondary institution as long as they are 26 or younger. There will be no need to register and keep track of each child upon birth or adoption.

•                  Qualifying educational institutions will include a wide range of BC-based institutions providing academic, trades or other vocational training.

•                  The benefit will be available to contribute towards the cost of tuition or other related educational expenses such as books and living expenses.

•                  The program has been designed to ensure that all eligible children will benefit from the Fund if they attend a post-secondary institution in the province.

Reporting

•                  The annual contributions will be investments and as such will not be reported as expenses. The contributions to the special account will be disclosed separately.

•                  The investment income earned by the fund will be reported as revenue in the financial statements of the province in the year it is earned.

•                  All payments to recipients, made when eligibility criteria are met, will be recorded as expenses in the year they are paid.

The fund is expected to grow to almost $1 billion after 18 years and will provide a legacy to assist British Columbia’s young people with the cost of their education.

The government will provide information on how the investments in the Fund are growing on a regular basis.

Provincial Capital Investment and Debt Management Strategy

Provincial capital plan

Provincial capital spending funds assets that are important to the province and its citizens, including schools, hospitals, medical equipment, university lecture halls, residences, government buildings, court houses, roads, bridges, dams and transmission lines.

Capital is costly to build, operate and maintain, but it is long-lived and delivers benefits across generations. Today’s British Columbians are reaping the benefits of capital investments made by their parents and grandparents. Careful planning and budgeting is important so government can build new capital, and update existing capital, so that the province is left in good order for future generations.

Financing capital spending

Capital spending can be financed through a combination of:

•                  operating surpluses;

•                  cash balances;

•                  cost-sharing with partners (such as federal or municipal governments);

•                  partnerships with the private sector (public-private partnerships); and/or

•                  borrowing, or debt-financing.

The higher than expected surpluses over the past few years have allowed the province to make significant investments in infrastructure without adding to provincial debt. For example, the $3.06 billion surplus in 2005/06 and the $2.85 billion surplus in 2006/07 helped finance the following projects:

•                  $1.61 billion spending on post-secondary facilities including the University of Victoria’s Engineering and Computer Science Building, and the North Cariboo Community Campus in Quesnel;

•                  $0.65 billion in spending in the K–12 school system including Pacific Heights Elementary school in Surrey, and L’Ecole Victor Brodeur in Esquimalt;

•                  $1.70 billion for health facilities and equipment including cancer treatment vaults at the BC Cancer Agency’s Vancouver Centre, and the Mental Health Building for Children at BC Children’s and Women’s Hospitals; and

•                  $1.60 billion for roads and bridges including the Cariboo connector program, Kicking Horse Canyon Phase I, and the Yoho bridge.

With smaller surpluses forecast over the next three years, debt-financing is required to fund the provincial capital spending program, thus the level of capital spending has a significant impact on the amount of provincial debt.

Surpluses help finance capital spending

Capital investments require debt financing

Affordability – Debt strategy

The relationship between capital spending and debt requires the province to establish a capital plan that will meet the needs of the province, while at the same time keeping debt affordable for current and future citizens.

The government is committed to maintain a downward trend in the taxpayer-supported debt to GDP ratio, using a three-year moving average. A declining ratio means that debt will not grow faster than the economy, so that future generations will not be left with a debt burden that they cannot afford.

The ratio of taxpayer-supported debt to GDP is a key measure used by financial analysts and investors to assess a province’s ability to repay debt and is a key measure monitored by the bond rating agencies.

Prudent management

Government’s prudent approach to debt management was recognized when Moody’s Investors Service upgraded BC’s credit rating to Aaa, the highest possible rating. In making its decision Moody’s cited a well structured fiscal plan, leading to a reduced debt burden and the expectation of further improvements in the province’s debt ratio over the medium term.

In Budget 2007 the taxpayer-supported debt to GDP ratio is forecast to decline from 14.8 per cent in 2006/07 to 14.1 per cent by 2009/10.

Ensuring that affordability measures are met

Successful implementation of the provincial capital and debt strategy requires prudent budgeting, careful planning and management, and accountability for meeting debt targets. The provincial debt strategy and capital plan outlined in Budget 2007 provides prudent budgeting as well as accountability mechanisms to help ensure debt targets are met.

The capital planning and management regime will continue to evolve to ensure that government’s fiscal and operational objectives are met, including delivering provincial assets within the debt targets.

Taxpayer-supported debt to GDP ratio trends down

Debt allocations

A key planning and accountability measure is debt allocations for each sector; health, K–12, post-secondary, transportation and other taxpayer-supported debt. Use of sector debt allocations will help ensure that overall government debt targets are met, while also reflecting the needs of various sectors and allowing for flexibility between sectors.

Provincial Taxpayer-supported Debt Summary

	2006/07	Budget
	Updated	Estimate	Plan	Plan
($ millions)	Forecast	2007/08	2008/09	2009/10
Taxpayer-supported debt
Government direct operating debt	9,810	9,125	8,415	7,427
Other agency debt (mainly capital)
Education	7,705	8,399	8,876	9,473
Health	2,866	3,348	3,739	4,088
Highways and public transit	5,496	6,202	6,894	7,428
Other	668	729	768	755
Total other agency debt	16,735	18,678	20,277	21,744
Total taxpayer-supported debt	26,545	27,803	28,692	29,171

Capital Contingency

Recognizing the rising construction costs are currently a concern, the province has included a capital contingency averaging 9.5 per cent of total taxpayer-supported capital spending in its three-year capital plan as a prudent planning measure. This contingency is in addition to the contingencies included in individual project budgets. In addition to covering risks from higher than expected cost inflation on projects including the VCCEP, the capital contingency reserves room for priority health care projects in Victoria, Kelowna, Vernon and Fort St. John, as additional review and approval processes proceed. Should the full contingency not be required in any year, taxpayer-supported debt will be lower than forecast.

Ensuring Value for Money

Provincial policy now requires that public private partnerships (P3s) are the “base case” where the province will be contributing more than $20 million to the capital cost of a project. The focus of the policy is to ensure that there is a rigorous examination of options in the planning stage, to ensure that provincial capital investments provide the best value for money for taxpayers.

The new standard applies to all ministries and to service delivery agencies within the government reporting entity.

The new standard also applies to local government capital projects where the province is contributing more than $20 million to the capital cost.

Although a P3 is considered the base case, other procurement options may still be supported based on a value for money analysis. Not all projects will be delivered as P3s, as not all projects lend themselves to a partnership approach.

Natural Gas Prices

Natural Gas Price Forecast

Natural gas prices are expected to average $5.65 (Canadian dollars per gigajoule at plant inlet) in 2006/07, down $2.90 from budget and 25 per cent lower than 2005/06. This lower outlook is mainly due to the milder winter and cooler summer weather patterns experienced in 2006, resulting in reduced demand for heating and electricity generation. In addition, there was no upward price pressure from the relatively mild hurricane activity in 2006 – especially compared to the impacts from the severe supply/distribution disruptions caused by Hurricane Katrina and Hurricane Rita in 2005.

The forecast assumes the price of natural gas rises to $6.50 in 2007/08 as the effects of mild winter weather are not expected to repeat. Prices are forecast to increase 3.1 per cent to $6.70 in 2008/09 mainly reflecting tight supply markets before settling at about $6.50 in the next two years.

Natural gas price outlook

Sources:  BC Ministry of Energy, Mines and Petroleum Resources; BC Ministry of Finance

High Storage Levels

High natural gas storage levels pose the greatest short-term risk with potential significant downside price volatility. The effects of milder winters, weaker demand and lower prices resulted in high natural gas inventory levels in 2006 and early 2007. The storage level in 2006 was above 2005 all year and 15 per cent higher than the five-year average (2001 to 2005) at year end. Higher levels continued in January 2007, possibly indicating downward price pressure in 2007. Levels did decline in late January and early February in response to much colder weather in the Midwest and northeast US and eastern Canada.

Natural gas storage levels

Source:        Energy Information Administration;
Lower 48 States Working Natural Gas in Underground Storage

As an indicator of the impacts of weather and price volatility, January 2007 natural gas prices at Henry Hub Louisiana, a major natural gas hub supplying US north east markets, ranged from $5.40 to $7.76 ($US/MMBtu). This 44 per cent increase mainly reflected a change from relatively mild weather in early January to significantly colder weather later in the month.

Medium-term Prospects Positive

Despite falling natural gas prices, industry interest in acquiring drilling rights in BC remained strong in 2006/07 due in part to government programs and initiatives to promote BC’s natural gas potential and attract industry investment. Continued strong interest in drilling rights acquisitions is a positive indicator of

Drilling rights bids

Source:  BC Ministry of Energy, Mines and Petroleum Resources

future development and production activity. The 2006/07 average price per hectare is expected to be $863, rising to $1,000 in each of the next three years of the fiscal plan.

North American Natural Gas Markets

The interdependence of energy commodities including electricity, oil, coal and natural gas has resulted in increased prices for coal and electricity over the past few years. As an increasing amount of electricity supply is generated from natural gas fired plants, electricity prices will be influenced by natural gas price swings and natural gas prices will be increasingly sensitive to electricity demand.

North American demand for natural gas is mainly supplied from North American sources as offshore imports (in the form of liquefied natural gas) are relatively small and not expected to increase significantly over the forecast horizon. Potential increased supply due to proposed pipeline projects from Alaska and northern Canada would help alleviate the supply-demand gap but are not expected to be in service over the medium-term outlook. In the absence of any new significant North American natural gas discoveries, prices are expected to remain firm reflecting continued tight supply markets although producers’ reactions to the current high inventory levels could lead to increased price volatility in 2007.

Risks and Sensitivities

BC natural gas royalty revenues are very sensitive to natural gas prices and the forecast allowances in the revised three-year plan incorporate risks associated with price volatility. A price change of Cdn$1.00 per gigajoule results in about $325 million revenue change. Risks and factors associated with natural gas prices include:

•                  global economic growth particularly in US and China;

•                  industry investment intentions (drilling activity and drilling rights acquisition);

•                  technological advancements affecting exploration and extraction;

•                  capital markets (interest rates and industry profitability);

•                  industry interest/commitment in other energy projects (e.g. oil sands, coal fired electricity plant);

•                  effects on industry of federal government changes with respect to the tax treatment of income trusts;

•                  New Relationships with First Nations;

•                  environmental considerations; and

•                  weather

BC Government and Private Sector Forecasts

The Ministry of Energy, Mines and Petroleum Resources uses private organizations and internal analysis in the preparation of the natural gas price forecast. BC’s royalty price forecast is based on the average of private sector forecasts, converted for unit and pricing point differences and adjusted to a fiscal year outlook.

Natural Gas Price Forecasts

				Adjusted to fiscal years and
				$C/gigajoule at plant inlet
Private sector forecasts (calendar year)	2007	2008	2009	2007/08	2008/09	2009/10
GLJ Henry Hub US$/MMBtu (Jan 2007)	7.25	7.50	7.50	6.44	6.20	6.18
Sproule Henry Hub US$/MMBtu (Dec 2006)	7.85	8.39	7.65	6.85	6.93	6.29
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 2007)	7.20	7.45	7.75	6.56	6.55	6.77
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 2006)	7.72	8.59	7.74	6.96	7.32	6.69
GLJ Sumas Spot US$/MMBtu (Jan 2007)	6.60	6.85	7.05	6.41	6.32	6.45
Sproule Sumas Spot CDN$/MMBtu (Dec 2006)	7.48	8.45	7.60	6.25	6.69	6.06
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 2007)	7.05	7.30	7.60	6.40	6.40	6.62
Sproule BC Plant Inlet CDN$/MMBtu (Dec 2006)	6.72	7.69	6.84	6.63	7.06	6.43
GLJ Midwest Chicago US$/MMBtu (Jan 2007)	7.10	7.45	7.50	6.56	6.42	6.47
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 2006)	7.42	8.29	7.47	6.68	7.05	6.44
US EIA US$/MMBtu Henry Hub (Dec 2006)	7.64	—	—	—	—	—
TD Economics Henry Hub Futures US$/MMBtu (Nov 2006)	7.90	—	—	—	—	—
Scotiabank Group Henry Hub US$/MMBtu (Dec 2006)	7.50	—	—	—	—	—
BMO Alberta Empress US$/MMBtu (Dec 2006)	6.25	7.20	—	6.35	—	—
Exports Development Canada Henry Hub US$/MMBtu (Fall 2006)	6.50	—	—	—	—	—
Tristone Capital Henry Hub US$/MMBtu (Dec 2006)	8.50	—	—	—	—	—
Petro-Canada AECO-C Spot CDN$/Mcf (Dec 2006)	8.00	—	—	—	—	—
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan 2007)				6.44	6.80	6.43
Average all minus high/low				6.54	6.68	6.45
Average one forecast per consultant minus high/low				6.46	6.73	6.53
Natural Gas Royalty Price Forecast				6.50	6.70	6.49

GLJ: Gilbert Laustsen Jung Associates Ltd

US EIA: US Energy Information Administration

AECO: Alberta Energy Company

Regulatory Reform

British Columbia is a leader in regulatory reform. Government again exceeded its multi-year target of a zero net increase in regulatory requirements by decreasing regulatory requirements an additional 1.2 per cent as of December 31, 2006, compared to a year earlier, and 5.9 per cent from the June 2004 baseline. Since the implementation of the Regulatory Reform Initiative in 2001, British Columbia has cumulatively reduced the regulatory burden by 41.3 per cent. Newfoundland and Labrador have adopted the British Columbia model for regulatory reform and established a 25 per cent reduction target. The Mayor of Winnipeg has committed to adopt the British Columbia model and reduce its regulatory burden by 15 per cent.

The Regulatory Reform Initiative continues to build an effective and efficient regulatory system encouraging economic opportunities, innovation, and prosperity while preserving and protecting the public interest. The government is committed to maintaining a zero net increase through 2008, and will continue to identify further regulatory reduction and reform opportunities.

Through a focused and responsible approach to regulatory reform, government is moving toward a modern regulatory system that increases British Columbia’s economic and business competitiveness.

Regulatory Requirements and Results – June 2004 to December 31, 2006

	Regulations		Regulations
	Baseline Count	Net Change to	Baseline Count
Ministry	June 2004(1)	Dec. 31,2006	Dec. 31,2006
	Number of Regulations
Aboriginal Relations and Reconciliation	61	—	61
Advanced Education	1,271	68	1,339
Agriculture and Lands	6,485	(216)	6,269
Attorney General	14,637	(1,345)	13,292
Children and Family Development	8,543	(211)	8,332
Community Services	11,637	22	11,659
Economic Development	1,245	(13)	1,232
Education	21,095	(2,498)	18,597
Employment and Income Assistance	1,322	(20)	1,302
Energy, Mines and Petroleum Resources	11,448	(561)	10,887
Environment	13,500	(251)	13,249
Finance	25,611	(3,489)	22,122
Forests and Range/Housing	28,598	(906)	27,692
Health	7,744	(64)	7,680
Labour and Citizens’ Services	29,789	(3,037)	26,752
Premier’s Office – Intergovernmental Relations	9	—	9
Public Safety and Solicitor General	21,560	(642)	20,918
Small Business and Revenue (1)	14,063	(460)	13,603
Tourism, Sport and the Arts	7,042	—	7,042
Transportation	13,754	(472)	13,282
Total government	239,414	(14,095)	225,319
Reduction percentage		-5.9%

(1)                                  The baseline regulatory count on June 2004 reflects a correction to the baseline count for the BC Assessment Authority.

Building on our success, government is committed to continuous improvement through Citizen-Centred Regulatory Reform. Every ministry has undertaken a project to streamline how citizens, business, and industry interact with government. Whether streamlining the processes for permit applications, providing accessible government databases, or delivering consistent service across government, the objective of these projects is to save time and ultimately reduce the cost of interacting with government.

Major achievements include:

•                  Implementing a small business lens recommended by the permanent Small Business Roundtable, to ensure all proposed laws and regulations meet British Columbia’s regulatory reform goals and to consider their potential impact on small business.

•                  The British Columbia-Alberta Trade, Investment, and Labour Mobility Agreement was signed in April 2006. The two provinces are working to reconcile standards and regulations – creating a more open competitive economy in which goods, services, investment, and workers can move freely.

•                  Transportation legislation and regulations have been modernized and streamlined, while maintaining safety and protecting and improving transportation services. A more results-based transportation regulatory system contributes to British Columbia’s economic and business competitiveness.

Part 2:  TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2007/08	Full Year
		($ millions)
Income Tax Act
• Introduce a 10 per cent tax cut up to $100,000 in income	January 1, 2007	(321)	(515)
• Introduce an adoption expense tax credit	January 1, 2007	—	—
• Remove Universal Child Care Benefit payments from net income for purposes of BC Sales Tax Credit benefits	January 1, 2006	—	—
• Amend the foreign tax credit and alternative minimum tax to prevent double taxation	January 1, 2007	—	—
• Enhance the Mining Exploration Tax Credit for exploration activity in Mountain Pine Beetle affected areas	February 21, 2007	(1)	(1)
• Extend the Book Publishing Tax Credit for five more years to 2012	April 1, 2007	—	(2)
• Extend the Scientific Research and Experimental Development Tax Credit for five more years to 2014	September 1, 2009	—	—
• Extend the Scientific Research and Experimental Development Tax Credit to partnerships	February 21, 2007	—	—
• Implement the enhanced dividend tax credit	January 1, 2006	(60)	(60)
• Implement the BC Training Tax Credit program	January 1, 2007	(30)	(30)
• Implement the elimination of the royalty and deemed income rebate	January 1, 2007	—	—

Mineral Tax Act
• Extend the new mine allowance to 2016	February 21, 2007	—	—

Social Service Tax Act
• Restructure the exemption for multi-glazed windows and doors to apply only to ENERGY STAR® windows, doors (including side panels) and skylights(1)	February 21, 2007	23	23
• Extend the expiry dates for ENERGY STAR furnaces, boilers and heat pumps	February 21, 2007	(2)	(1)
• Extend the tax relief for hybrid passenger vehicles to 2011	February 21, 2007	—	(3)
• Exclude value of manufacturers’ rebates from the taxable purchase price of vehicles when the rebate is provided to the dealer	February 21, 2007	—	—
• Provide a tax refund on eligible medical equipment purchased by charities	February 21, 2007	(4)	(4)
• Clarify exemption for grain, mill and other agricultural feeds and seeds	February 21, 2007	—	—

Motor Fuel Tax Act
• Classify all biodiesel fuel as alternative motor fuel	February 21, 2007	—	—
• Expand the tax exemption for propane use to include all vehicles and machines used on a farm	February 21, 2007	—	—

Property Transfer Tax Act
• Set a province-wide First Time Home Buyers’ threshold at $375,000 up from $325,000 in the Lower Mainland and Capital Regional District and from $265,000 in other areas of the province	February 21, 2007	(21)	(21)
• Allow greater access to the First Time Home Buyers’ program for families acquiring Habitat for Humanity homes	February 21, 2007	—	—

(1)          ENERGY STAR® mark is administered and promoted in Canada by Natural Resources Canada and is registered in Canada by the United States Environmental Protection Agency.

		Taxpayer Impacts
	Effective Date	2007/08	Full Year
		($ millions)
Home Owner Grant Act
• Implement the increase in the Home Owner Grant phase-out threshold	2007 tax year	—	—
• Extend Home Owner Grant eligibility to certain low-income homeowners with homes assessed above the phase-out threshold	2007 tax year	(1)	(1)

Land Tax Deferment Act
• Extend eligibility to homeowners age 55 and over from 60 and over	2007 tax year	—	—

Ports Property Tax Act
• Provide authority to apply the tax rate cap to an eligible ports property in the year it becomes taxable	Royal Assent	—	—

School Act
• Set residential school property tax rates	2007 tax year	—	—
• Set provincial non-residential school property tax rates	2007 tax year	—	—
• Provide a school tax exemption for wind power towers and foundations	2007 tax year	—	—

Taxation (Rural Area) Act
• Set provincial rural property tax rates	2007 tax year	—	—

Provincial Sales Tax Review
Various Consumption Tax Statutes
• Changes to consumption tax statutes to reduce compliance burden for businesses and simplify specific exemptions	various	(40)	(40)

Subtotal		(457)	(655)

Police Act
• Implement new property tax to help fund police services in rural areas and communities under 5,000 population	2007 tax year	25	25

Total		(432)	(630)

Tax Measures — Supplementary Information

For more details on tax changes see Ministry of Small Business and Revenue website at: www.sbr.gov.bc.ca/budget/budget.htm

Income Tax Act

Personal Income Tax Reduction

Effective for the 2007 and subsequent tax years, the province will reduce the four lowest personal income tax bracket rates and reduce the phase-out rate for the BC Tax Reduction such that all taxpayers will receive a reduction in personal income taxes payable. The tax rate changes will mean at least a 10 per cent personal income tax cut up to $100,000. The direct benefit to taxpayers will be approximately $515 million on a full year basis.

The four lowest tax bracket rates are reduced by about 5 per cent for the 2007 tax year and by about 10 per cent for the 2008 and subsequent tax years. The phase-out rate for the BC Tax Reduction is reduced from 3.6 per cent to 3.4 per cent for 2007 and to 3.2 per cent for 2008 and subsequent tax years. Table 2.2 shows British Columbia’s personal income tax brackets and corresponding rates before and after the changes for 2007 and 2008. The tax rates will be adjusted effective July 1, 2007 for source deduction purposes.

Table 2.2   British Columbia Personal Income Tax Brackets and Rates

		Tax rates
			After changes
Tax bracket	Taxable income range*	Prior to changes	2007	2008
1	$1 to $34,397	6.05%	5.70%	5.35%
2	$34,397.01 to $68,794	9.15%	8.65%	8.15%
3	$68,794.01 to $78,984	11.70%	11.10%	10.50%
4	$78,984.01 to $95,909	13.70%	13.00%	12.29%
5	Over $95,909	14.70%	14.70%	14.70%

* Brackets are indexed to provincial inflation.

Table 2.3 shows the impact of the tax rate changes to British Columbia personal income taxes payable for a single individual with wage income and claiming basic credits only.

Table 2.3   British Columbia Tax Cut – Impact on Taxpayers*

	2007 BC tax	Reduction in tax		Percentage change
Taxable Income	before tax cuts	2007	2008	when fully implemented
$20,000	$338	$41	$82	-24%
$30,000	$1,157	$67	$134	-12%
$40,000	$1,895	$109	$216	-11%
$50,000	$2,799	$158	$315	-11%
$60,000	$3,714	$208	$415	-11%
$70,000	$4,659	$258	$517	-11%
$80,000	$5,849	$319	$639	-11%
$100,000	$8,630	$430	$864	-10%
$120,000	$11,570	$430	$864	-7%
$150,000	$15,980	$430	$864	-5%

* Calculated for a single taxpayer with wage income and claiming basic credits.

With the 10 per cent tax cut, BC will have the lowest personal income tax burden in Canada for individuals up to about $108,000 in income.

Since 2000, the province has introduced three significant changes to personal income taxes: the 25 per cent tax cut in 2001, the BC Tax Reduction in 2005 and the 10 per cent tax cut in Budget 2007. Table 2.4 shows the impact of these changes by comparing BC taxes payable using rates in effect prior to the changes in 2001 and after the 10 per cent tax cut.

Table 2.4   British Columbia Personal Income Taxes Payable Before and After Tax Cuts*

	BC tax before	BC tax after	Reduction	Percentage change
Taxable Income	2001 tax cuts	2007 tax cuts	in BC tax	in BC tax
$15,000	$56	$0	$56	-100%
$20,000	$823	$256	$567	-69%
$30,000	$1,606	$1,023	$583	-36%
$40,000	$2,585	$1,679	$906	-35%
$50,000	$3,760	$2,484	$1,276	-34%
$60,000	$4,950	$3,299	$1,651	-33%
$70,000	$6,197	$4,142	$2,055	-33%
$80,000	$7,888	$5,210	$2,678	-34%
$100,000	$11,669	$7,766	$3,903	-33%
$120,000	$15,609	$10,706	$4,903	-31%
$150,000	$21,519	$15,116	$6,403	-30%

*    Taxes are calculated for a single wage earner claiming basic credits and using 2007 credit amounts and tax bracket thresholds.  Taxes before tax cuts are calculated using tax rates in place prior to the 25 per cent tax cut in 2001.  Taxes after tax cuts are calculated using 2008 tax rates as announced in Budget 2007.

Adoption Expense Tax Credit

Effective for the 2007 and subsequent tax years, the province will provide an Adoption Expense Tax Credit. The credit will be harmonized with the federal adoption expense tax credit and will be calculated using the same expenses used to calculate the federal credit but using the provincial non-refundable tax credit rate. The maximum expenses that can be claimed is $10,445 for 2007 (indexed to national inflation) and will provide parents with a provincial personal income tax reduction of up to $595 for 2007. It is expected that about 600 families will be able to claim the credit each year.

BC Sales Tax Credit and Universal Child Care Benefit Income

Effective for 2006 and subsequent tax years, the Act is amended to exclude the federal Universal Child Care Benefit from the definition of income used for determining the BC Sales Tax Credit. The federal Universal Child Care Benefit is $100 per month per child under the age of six. This change will ensure that families will not receive a reduction in their BC Sales Tax Credit due to the receipt of Universal Child Care Benefit payments.

Foreign Tax Credit and Alternative Minimum Tax

Effective for 2007 and subsequent tax years, the Act is amended to prevent double taxation in certain situations where a taxpayer claims a foreign tax credit and is subject to alternative minimum tax.

Enhanced Mining Exploration Tax Credit

Effective for eligible expenses incurred after February 20, 2007, mining exploration in prescribed Mountain Pine Beetle affected areas will be eligible for an enhanced tax credit rate of 30 per cent, up from 20 per cent. The tax credit is available to eligible individuals, corporations and partnerships conducting grassroots mining exploration in BC. The expiry date for the enhanced tax credit rate will be December 31, 2016.

Book Publishing Tax Credit Extended

The Book Publishing Tax Credit is extended for an additional five years to 2012. The Book Publishing Tax Credit provides BC publishers a credit based on their eligibility for the Aid to Publishers component of the federal Book Publishing Development Incentive Program. The expiry date for the credit is changed to April 1, 2012 from April 1, 2007.

Scientific Research and Experimental Development Tax Credit

The Scientific Research and Experimental Development Tax Credit is extended for an additional five years to 2014. The credit is available to eligible taxpayers that undertake eligible research and development activities in the province. The expiry date for the credit is changed to September 1, 2014 from September 1, 2009.

Scientific Research and Experimental Development Tax Credit and Partnerships

The Scientific Research and Experimental Development Tax Credit is extended to partnerships effective for eligible expenditures incurred after February 20, 2007. Corporations that are active members of a partnership that incurs qualifying expenditures will be able to claim the credit.

Enhanced Dividend Tax Credit

As announced on October 10, 2006, the province is implementing an enhanced dividend tax credit at the 12 per cent rate effective for 2006 and subsequent tax years. The change parallels the new federal enhanced dividend tax credit mechanism and will reduce the extent to which corporate income is taxed at both the corporate and personal level.

Under the new enhanced dividend tax credit mechanism for personal income tax:

•                  eligible dividends will be determined under federal income tax rules;

•                  dividends will be grossed up by 45 per cent and added to taxable income;

•                  a new enhanced dividend tax credit will apply to the grossed up amount (federal rate is 19 per cent and BC rate is 12 per cent).

The existing BC dividend tax credit of 5.1 per cent is unchanged and will continue to apply to dividends that are subject to the existing federal gross up of 125 per cent. This is primarily dividends paid by corporations eligible for the small business deduction.

BC Training Tax Credit

As previously announced, a package of training tax credits for employers and employees is introduced to help address the skill shortage in BC. There are three main elements to the training tax credits:

•                  basic credits;

•                  completion credits; and

•                  enhanced credits for First Nations individuals and persons with disabilities.

British Columbia’s basic credits will complement the federal government’s incentives for apprenticeship training which are limited to the first two years in Red Seal apprenticeship programs (apprentice programs that are recognized across Canada). British Columbia’s basic training tax credits will provide similar incentives to BC-recognized (non-Red Seal) apprenticeship programs not currently eligible for the federal incentives.

The basic credit for employers will be 10 per cent of wages paid up to $2,000 per apprentice in the first 24 months of a non-Red Seal apprenticeship program. The basic credit for employees will be $1,000 per year for completing the first year or second year levels of any non-Red Seal apprenticeship program.

British Columbia’s completion credits will apply to both Red Seal and non-Red Seal apprenticeship training programs and provide further benefits tied to the completion of higher training levels. The employer credits will be the lesser of $2,500 or 15 per cent of wages paid to an apprentice that completes level 3 of any apprenticeship program, and up to $3,000 or 15 per cent of wages paid to an apprentice that completes level 4 or higher of any apprenticeship program. The employee credits will be $2,000 for an apprentice that completes level 3 of any apprenticeship program, and $2,500 for an apprentice that completes level 4 or higher of any apprenticeship program.

To encourage greater participation in trades training in respect of First Nations individuals or persons with disabilities, individual and employer tax credits will be 50 per cent higher than they would otherwise receive. Eligible First Nations individuals are those persons who hold Status Indian cards, and persons with disabilities are those eligible for the disability amount credit on their income tax return.

The employer credits are effective for wages paid after December 31, 2006 and the employee credits are available for the 2007 and subsequent tax years. The credits will be scheduled to expire effective January 1, 2012.

Royalty and Deemed Income Rebate

As announced in Budget 2006, the royalty and deemed income rebate is eliminated effective for tax years starting after 2006. Under the royalty and deemed income rebate taxpayers calculate tax by adding back into income the federal resource allowance, and deducting provincial royalties and taxes paid under the Mineral Tax Act. This provision was put in place in the 1970s because the province did not want to parallel the federal resource allowance.

The federal government has eliminated its resource allowance and, with the elimination of the BC royalty and deemed income rebate, the federal and provincial taxation of the resource sector is now harmonized.

Mineral Tax Act

Extension of New Mine Allowance

Effective February 21, 2007, the new mine allowance is being extended to January 1, 2016 from January 1, 2010. The allowance encourages new mine development in the province by effectively providing a deduction of 133.3 per cent of capital costs for mines that commence production between December 31, 1994 and January 1, 2016 or that expand existing mines during the same period. This deduction reduces the net revenue mineral tax payable by taxpayers.

Social Service Tax Act

Exemption for “ENERGY STAR Qualified” Windows, Doors (Including Side Panels) and Skylights

Effective February 21, 2007, the exemption for storm windows and storm doors, multi-glazed windows, doors containing multi-glazed windows, and glass and other materials purchased by a vendor to make multi-glazed windows is restructured to apply only to windows, doors (including side panels) and skylights that are listed as being “ENERGY STAR Qualified” by the Office of Energy Efficiency, Natural Resources Canada. The exemption will expire on April 1, 2009.

To be listed as “ENERGY STAR Qualified”, products must meet or exceed technical specifications to ensure they are among the most energy efficient in the market place.

Energy Efficient Residential Heating Equipment Exemption Extended

The exemption for the purchases or leases of home heating equipment, listed as being “ENERGY STAR Qualified” by the Office of Energy Efficiency, Natural Resources Canada, is extended in the following manner:

•                  Gas fired forced-air furnaces if purchased before January 1, 2008.

•                  Boilers, air-source heat pumps and ground source heat pumps if purchased before April 1, 2009.

In addition, effective February 21, 2007 a new exemption is implemented for the purchase or lease of “ENERGY STAR Qualified” oil fired forced-air furnaces. This exemption will expire on April 1, 2009.

The exemption for oil-fired forced-air furnaces that have a Seasonal Energy Utilization Efficiency Rating of at least 85 per cent, as established under the federal Energy Efficiency Act, will expire on April 1, 2007, as indicated in Budget 2005.

Relief for Hybrid Vehicles Extended

The existing provincial sales tax relief for hybrid electric passenger vehicles is extended to March 31, 2011. Hybrid electric passenger vehicles will be eligible for a 100 per cent reduction of sales tax up to a maximum of $2,000 if purchased or leased before April 1, 2011.

Previously, these vehicles were eligible for the maximum $2,000 sales tax relief until March 31, 2008 and then a maximum of only $1,000 from April 1, 2008 to March 31, 2009 at which time the concession was scheduled to expire.

Concession for Manufacturers’ Rebates on Vehicles

Effective February 21, 2007, the Act is amended to exclude the value of manufacturers’ rebates from the taxable purchase price of motor vehicles if the rebate is provided by the manufacturer to the seller of the vehicle as a condition of the sale of the vehicle.

This amendment ensures that customers who purchase a motor vehicle are not liable for tax on a rebate payment that the motor vehicle dealer receives from the manufacturer for the sale of that vehicle.

Refund Program for Registered Charities Purchasing Medical Equipment

Refunds of provincial sales tax will be available to a registered charity or an eligible hospital auxiliary on medical equipment purchased on or after February 21, 2007. The refund is only available when the purchase is made with the charity’s or auxiliary’s funds and the medical equipment is used by a health facility to treat or diagnose patients.

The legislation enabling these refunds will be brought into effect by regulation after the government consults with representatives of the British Columbia Association of Health-Care Auxiliaries, hospital foundations and health authorities to develop the details of the refund claim process.

Agricultural Feeds and Seeds Exemption Clarified

Effective February 21, 2007, the Act is amended to clarify that grain, mill and other agricultural feeds and seeds are exempt when purchased and used solely for an agricultural purpose.

Feeds for animals that are raised ordinarily as food for human consumption or for animals that are sold in the regular course of business continue to be exempt.

Motor Fuel Tax Act

Alternative Motor Fuel Classification for Biodiesel Fuel

Effective February 21, 2007, the Motor Fuel Tax Regulation is amended to allow all biodiesel fuel to be eligible for alternative motor fuel status. As a result, biodiesel fuel in all blends of biodiesel fuel with diesel fuel, as well as 100 per cent biodiesel fuel, is exempt from tax.

Use of Propane Motor Fuel for Farming Purposes

Effective February 21, 2007, the Motor Fuel Tax Regulation is amended to clarify that propane used in any motor vehicle or machinery for farming purposes is exempt from tax.

Property Transfer Tax Act

Fair Market Value Threshold for Eligibility under the First Time Home Buyers’ Program

Effective for registrations after February 20, 2007, the fair market value threshold for eligible residential property under the First Time Home Buyers’ Program is increased and will apply throughout the province. The new threshold will be $375,000, which is increased from $325,000 in the Capital Regional District, Fraser Valley Regional District and Greater Vancouver Regional District, and from $265,000 in other areas of the province.

A proportional exemption is provided for principal residences that have a fair market value up to $25,000 above the new threshold.

With this change, eligible first time homebuyers can save up to $5,500 in property transfer tax on the purchase of their home.

Habitat for Humanity Families and the First Time Home Buyers’ Program

Effective for registrations after February 20, 2007, families purchasing homes from BC affiliates of Habitat for Humanity Canada (Habitat) will have greater access to the First Time Home Buyers’ exemption. Under the First Time Home Buyers’ Program, eligible purchasers can claim an exemption if the fair market value of the home is less than a threshold.

Habitat families contribute a minimum number of hours in building their own home and accept a first mortgage from Habitat. The Act is amended to base eligibility under the First Time Home Buyers’ Program on the principal amount of the first mortgage which is the total amount Habitat families pay for their homes.

Home Owner Grant Act

Increase in Threshold for Home Owner Grant Phase-out

As announced January 12, 2007, effective for the 2007 tax year, the threshold for the phase-out of the homeowner grant is increased to $950,000 of assessed value from $780,000 of assessed value. This change ensures that more than 95 per cent of homeowners are eligible for the full grant. Without the threshold increase taxpayers would pay about $14 million more in property taxes this year.

For properties valued above the threshold of $950,000, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold. The basic grant is eliminated for properties valued at $1,064,000 and above and eliminated for those recipients of the additional grant, available to seniors, veterans and the disabled, whose properties are valued at $1,119,000 and above.

Extension of Home Owner Grant Eligibility

Effective for the 2007 tax year, the homeowner grant is provided to some low-income homeowners who, but for the high assessed value of their home, would receive the additional home owner grant.  Key eligibility criteria for the supplement are that a homeowner:

•                  would qualify for the additional home owner grant amount (seniors, certain veterans and certain persons with disabilities), except that their home is assessed above the threshold; and

•                  meets low-income criteria.

This measure ensures that low-income seniors and other qualified individuals who own and reside in properties that have increased in value beyond the threshold but who may face financial hardship receive some of or all the homeowner grant.

The Ministry of Small Business and Revenue will administer the program and applications must be made directly to the Ministry. Further details about the program and application forms will be available before property taxes for 2007 become due.

Land Tax Deferment Act

Extension of Homeowner Eligibility

Effective for the 2007 tax year, the age at which an owner may begin to defer property taxes on their principal residence is lowered to 55 from 60 years of age. The Property Tax Deferment Program is a low interest loan program that enables qualifying BC homeowners to defer the annual property taxes on their homes.

Ports Property Tax Act

Applicability of Tax Rate Cap in the Case of Occupation of Crown Land

The Ports Property Tax Act is amended to allow eligible ports property that becomes taxable during the year through the occupation of Crown Land to be designated for the ports property tax rate cap in the year the property becomes taxable.

School Act

Provincial Residential School Property Tax Rates

For the 2007 tax year, average residential school property taxes before application of the homeowner grant will be increased by the provincial inflation rate from the previous year. For 2007 the increase will be 2.0 per cent. This rate setting policy has been in place since 2003.

Provincial Non-Residential School Property Tax Rates

A single province-wide rate is set for each of the seven non-residential property classes.

In response to increases in assessed values, the rates for 2007 will be set so that the change in total non-residential school tax revenue will be limited to inflation plus new construction. This adjustment to rates may differ by property class to reflect differences in relative changes in assessed values by class. The rates will be set when revised assessment roll data are available.

School Tax Exemption for Alternative Energy Power Projects

Effective for the 2007 tax year, an exemption from school tax is introduced for specified improvements of wind power projects. Similar tax relief was provided to eligible hydroelectric power projects in Budget 2005.

The exemption is for the towers that support wind turbines and for the foundations for those towers.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates

A single provincial rural residential tax rate applies province-wide. For the 2007 tax year, the average residential provincial rural area taxes will increase by the 2006 provincial inflation rate of 2.0 per cent.

Non-residential provincial rural tax rates will be set so that the change in total non-residential rural tax revenue will be limited to inflation plus new construction.

Provincial Sales Tax Review

For a description of the results of the review, see the topic box at the end of this Part.

Police Act

New Property Tax to Help Fund Police Services

As previously announced, the province will introduce a new funding model for policing. In 2007, taxpayers in municipalities with populations under 5,000 and in rural areas will pay up to 50 per cent of the total annual provincial policing costs for these areas.

Provincial Sales Tax Review

A competitive and streamlined tax structure benefits British Columbians by making it easier to do business, encouraging business growth and investment, and promoting British Columbia as the most small business-friendly jurisdiction in Canada. In turn, the economic benefits of a streamlined tax structure support the province’s Great Goal to lead Canada in job creation.

To help achieve these benefits, the Ministry of Small Business and Revenue completed a review of provincial sales tax (PST) policies and legislation. The review sought to develop options to simplify, streamline and enhance the fairness of the sales tax.

Between November 2005 and May 2006, the Minister of Small Business and Revenue invited small business, industry and individuals to attend one of 20 PST Review consultation meetings in regions across British Columbia or to send written submissions by mail, email or facsimile.

With the support of the Ministry of Finance, the Ministry of Small Business and Revenue evaluated the resulting proposals and options based on whether they:

•                  support the Province of British Columbia’s Strategic Plan goals;

•                  enhance British Columbia’s business-friendly environment;

•                  minimize the negative impact on small business; and

•                  ease the administrative burden for retailers, who handle most PST collections and remittances.

Statutory and policy changes in Budget 2007 that flow from the PST Review are described below. These changes total $40 million annually in savings for businesses across British Columbia. The PST Review identified other options to simplify tax applications that will require further discussion and analysis, since they would result in fundamental changes for certain businesses. Through 2007/08, the Ministry of Small Business and Revenue will continue consultations with affected businesses on these issues, which are also listed below.

Tax Remittances

Extension of Remittance Date – Effective April 1, 2007, the due date for remitting tax returns and payments under the Social Service Tax Act and the Hotel Room Tax Act is extended from the 15th day to the 23rd day of the month. For example, tax collected or that becomes payable in March 2007 is due on or before April 23, 2007. This responds to complaints from businesses of all sizes that the current remittance period of 15 days is too short.

Clarification of Due Date – Effective April 1, 2007, the Social Service Tax Act and Hotel Room Tax Act are amended to clarify that tax returns and payments are considered remitted on time if they are received by the province on the due date. For remittances sent by mail, courier or other electronic means, the business must allow sufficient time for the return and payment to be received by the province on the 23rd of the month. This is a change from the return or payment being considered on time as long as the payment was sent on or before the due date. If the remittance is made at a financial institution, the payment must be dated on or before the 23rd. Remittances delivered in person to a Consumer Taxation Branch or Service BC office, must be received by that office on or before the 23rd.

Tax Return Reporting Frequency – Effective February 21, 2007, the threshold for reporting less frequently than monthly is increased under the Social Service Tax Act and the Hotel Room Tax Act. Business with annual tax remittances of $12,000 or less may qualify for quarterly, semi annual or annual reporting frequencies, depending on the amount of tax remitted, the nature of the business and compliance history.

The increase from the previous threshold of $8,400 for less frequent remittances will provide greater flexibility for many small businesses to match their tax reporting frequency to their business needs.

Audits, Refunds, and Record Keeping

Audit Assessment Period Reduced – Effective February 21, 2007, audit assessment limitation periods are reduced to four years from six years under the Social Service Tax Act, Hotel Room Tax Act, Motor Fuel Tax Act and Tobacco Tax Act. All tax assessments issued on or after February 21, 2007 will be limited to a maximum of four years, including assessments related to audits that began before February 21, 2007 but are not yet completed. The four year limitation period does not apply in cases of fraud, for which there is no limitation period. All businesses in the province, including over 100,000 businesses registered to collect tax, will benefit from this initiative which reduces the impact of inadvertent error and the amount of potential tax liabilities.

Refund Limitation Period Reduced – Effective May 1, 2007, the limitation period for applying for a refund is reduced to four years from six years under the Social Service Tax Act, Hotel Room Tax Act, Motor Fuel Tax Act and Tobacco Tax Act. Applications for refunds of tax paid more than four years ago but within the current six year limitation period must be received by April 30, 2007 to be considered. This change does not eliminate any rights to refunds of tax. It simply reduces the time in which a refund may be claimed, and maintains consistency between audit and refund limitation periods.

Record Retention Period Reduced – Effective February 21, 2007, record retention periods are reduced to five years from seven years under the Social Service Tax Act, Hotel Room Tax Act, Motor Fuel Tax Act and Tobacco Tax Act. This change is consequential to the reduction in the audit assessment period, and reduces the record keeping burden for over 100,000 businesses that collect and remit tax as well as for other persons carrying on business in the province.

Audits of Liquor Licensees – Effective February 21, 2007, audit assessments of liquor licensees for variances between the amount of tax remitted on liquor sales and the amount of tax expected based on liquor purchases will be reduced from the current six year period to a maximum three year period. This measure enhances fairness for liquor licensees by implementing a similar approach to that provided to other retailers with variances due to unrecorded sales.

Registration and Collection Threshold – Effective February 21, 2007, persons with annual gross revenues of $10,000 or less from sales of all tangible personal property, other than motor vehicles (including all terrain vehicles and snowmobiles), aircraft, vessels (including personal watercraft) and liquor or parking rights, who do not regularly make sales or leases from established commercial premises and who do not maintain an established business premise are not required to register as a vendor and collect and remit tax on those sales. Eligible persons who choose not to register must pay tax on all items acquired for resale, including items used to make other items for sale, and must keep records of their sales. This measure removes the responsibility of collecting and remitting tax from approximately 20,000 small home-based craft persons and non-profit organizations that only make infrequent sales.

Exemptions

Oil and Gas Exploration and Development - Effective February 21, 2007, the social service tax exemption for production machinery and equipment used exclusively in the exploration for, discovery or development of petroleum or natural gas is expanded to include the following equipment:

•                  portable doghouses, winches, pickers, and boilers and steamers required for heating blowout preventers, but not the automotive unit on which the equipment is transported; and

•                  parts of a pump truck, including pumps, tanks, lines, pipes, controls, manifolds, drop boxes, mixing hoppers, valves, engines, and transmissions but not the automotive unit on which the parts are transported.

In addition, the Ministry of Small Business and Revenue will consult with oil and gas producers and processors to review the current interpretation of the definition of “well head” to ensure the tax application is clear.

Roadside Tire Services – Effective February 21, 2007, emergency roadside motor vehicle tire change services are exempt from social service tax. Currently, tire changing services are the only road side service subject to tax. Extending the exemption to tire changes eliminates a complexity for business.

Prescription Drug Samples – Effective February 21, 2007, prescription medications provided for promotional purposes by pharmaceutical companies to a physician, dentist or veterinarian are exempt from social service tax. Currently, prescription medications are only exempt when purchased by consumers. The extension of this exemption to samples of prescription medications removes an anomaly under which samples of non-prescription medicines are exempt but samples of prescription medicines are not.

Bare Leases and Lease with Operator – Effective February 21, 2007, the application of tax to equipment acquired for lease and occasionally supplied with an operator is simplified. Under the new provisions, businesses that occasionally use equipment from their lease inventory under an agreement to supply the equipment with an operator will only be required to pay tax on the normal lease price of that equipment. Currently, when equipment is removed from the lease inventory and supplied with an operator, the lessor is required to pay tax on the full depreciated cost of that equipment. This change eliminates the need for such businesses to maintain two separate inventories.

Catalysts and Direct Agents – As the result of the Review a recommendation was made to change the exemption for catalysts and direct agents used in a chemical reaction for the manufacture or transformation of a product for sale or lease. The recommendation was to expand the exemption to all substances used in the production process that are integral to the production (transformation of materials into products for sale or lease), even if they do not come into direct contact with the materials being manufactured.

In January 2007, a decision of the British Columbia Court of Appeal effectively broadened the exemption for catalysts and direct agents from the previous interpretation. While the result is not identical to the recommendation arising from the Review, it does expand the exemption.

Rather than implement the recommendation for catalysts and direct agents, Government will administer the exemption in accordance with the Court of Appeal’s interpretation. Government is currently analyzing the Court’s decision to determine how the exemption will be administered.

Further Consultations

A number of issues arose during the review which require further consultation. The government will consult on the following issues and develop recommendations for further simplification and streamlining of the tax system.

Farmers’ Exemption – The current social service tax exemption for bona fide farmers is based on a prescribed list of approximately 300 items that are exempt to farmers. Interpreting and applying the list can be administratively burdensome for both farmers and retailers. Consultations will focus on simplifying the approach to the exemption.

Work Related Safety Equipment Exemption – The current exemption for work related safety equipment designed to be worn by a worker is difficult to interpret and apply for retailers, businesses and individual workers. Consultations will focus on simplifying the approach to the exemption.

Tax Application to Real Property Improvements – The current application of social service tax to improvements to real property contracts is complex because the application is dependent on the form of the contract under which the improvements are carried out. An additional complexity exists for taxable service providers as they must determine whether they are providing a service to an improvement to real property or to tangible personal property in order to ensure the tax is applied correctly. Consultations will focus on recommendations to address the complexities of the current application.

Transfer of Business Assets for Partnerships – The current application of social service tax to asset transfers to and from partnerships and transfers of partnership interests is implicit in the principles of the Social Service Tax Act. Consultations will focus on ways to bring greater certainty to the application of tax.

Trusts and Amalgamations – Consultations will be undertaken to develop public information providing clear guidelines on the application of social service tax to transactions involving trusts, or the amalgamation of companies or organizations.

Special Registration Permits – In consultation with industry, a special registration permit system will be designed to replace the Certificate of Exemption currently used by businesses eligible for the production machinery and equipment exemption, and to replace the refund system on purchases of goods for use out of province. The special permits will reduce the administrative burden for retailers and business.

Audit Sampling – Consultations will occur with the business community to develop proposals for modernized audit sampling techniques.

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK(1)

Summary

•                  British Columbia’s economy is estimated to have grown 3.9 per cent in 2006, following growth of 3.7 per cent in 2005. The Ministry of Finance forecasts BC economic growth of 3.1 per cent in 2007 and 3.0 per cent in 2008 (see Chart 3.1).

•                  In the medium-term, growth is expected to remain solid throughout the forecast period due to continued expansion of the domestic economy and improved trade sector growth.

The main risks to the economic outlook are:

•                  Further weakness in the US economy, particularly in the US housing market

•                  The Canadian dollar rises significantly above the current forecast

•                  Slower than anticipated global demand results in lower demand for British Columbia’s exports

•                  Skilled labour shortages and inter-provincial migration pressures

•                  The Mountain Pine Beetle epidemic

Chart 3.1 British Columbia’s economic outlook

(e): estimate, The EFC provided an average forecast for 2009 to 2011

The Economic Forecast Council’s average estimate of economic growth was 4.0 per cent for 2006, 3.4 per cent for 2007 and 3.3 per cent for 2008. Over the medium-term (2009 to 2011), the Council’s average forecast called for British Columbia’s economic growth to be 3.2 per cent per year. Consistent with prudent forecast assumptions, the Ministry of Finance outlook is lower than the Economic Forecast Council forecast average (see Chart 3.1). A topic box at the end of Part 3 reports on the Minister of Finance’s consultation with the Economic Forecast Council.

(1)          Reflects information available as of February 9, 2007. All annual and quarterly references are for the calendar year. Some numbers may not add due to rounding.

Recent Developments

BC’s economy showed considerable strength in 2006, with solid growth in retail sales, housing starts and non-residential building permits, indicating robust domestic demand. On the trade side, the current value of merchandise exports declined from high levels earlier in the year, partly due to a higher Canadian dollar, declining prices for natural gas and lumber, and weaker demand for BC wood exports due to a slowdown in the US housing market.

The performance of key BC economic indicators in recent quarters is presented in Table 3.1.

Table 3.1   British Columbia Economic Indicators

Data seasonally adjusted unless otherwise noted

	Third Quarter	Fourth Quarter		Year-to-Date
	Jul. to Sep. 2006	Oct. to Dec. 2006		Jan. to Dec. 2006
	change from	change from		change from
	Apr. to Jun. 2006	Jul. to Sep. 2006		Jan. to Dec. 2005
	Percent Change

Employment	+0.3	+0.7		+3.1	**
Manufacturing shipments	-0.5	+0.8	*	+2.7	*
Exports	-2.4	-1.4	*	-1.4	*
Retail sales	+1.2	-1.2	*	+6.3	*
Housing starts	+5.1	-1.7		+5.1	**
Non-residential building permits	-1.8	+43.9		+21.9	**

Note: * data available to November only; ** annual non-seasonally adjusted data

In 2006, total employment in BC posted annual growth of 3.1 per cent, or 65,000 new jobs. The unemployment rate continued to reach lows not seen in over thirty years, falling to 4.3 per cent in June, before rising to 5.2 per cent in December. For the year 2006, the unemployment rate averaged 4.8 per cent. Sectors that saw the largest employment gains (in terms of growth rates) were: health and social services, retail and wholesale trade, education, mining and construction. In January 2007, employment increased by 31,700 jobs (or 1.4 per cent), resulting in the unemployment rate dropping back down to 4.3 per cent.

The housing sector was a source of economic strength in 2006, with housing starts for the year increasing by 5.1 per cent over 2005 levels and reaching 36,443 units. The growth in housing starts has largely been in single units, which increased 12.5 per cent, while multiple units increased by only 0.3 per cent. In January 2007, housing starts rose to an annualized rate of 39,200 units, an increase of 15.0 per cent over December levels. Demand in the housing sector continues to be supported by positive inter-provincial migration and solid income growth.

Retail sales continued to post robust growth in the first 11 months of 2006, with retail sales in BC rising 6.3 per cent on a year-to-date basis to November. Retail sales growth has been broad based with categories such as used and recreational motor vehicle sales, home furnishings stores, home centres and hardware stores seeing the highest growth. Retail sales have been driven by robust income growth, positive consumer confidence and the additional demand for household goods from an active housing market. Retail sales in BC declined for three consecutive months from September to November 2006.

According to Statistics Canada, severe storms at the end of November are thought to have played a role in dampening November retail sales.

The value of manufacturing shipments rose 2.7 per cent in the first 11 months of 2006, largely due to increases in non-forestry manufacturing. Manufacturing of primary and fabricated metal, computer and electronic, and transportation equipment all saw gains in 2006. However, the value of wood products manufacturing declined 12.0 per cent year-to-date to November compared to the same period the prior year, due to declining prices and a slowing US housing market.

The value of merchandise exports declined 1.4 per cent in the first 11 months of 2006 mainly due to a 14.2 per cent drop in energy exports and a 3.3 per cent decline in forestry exports. Excess supply of natural gas led to declines in prices from the high levels seen in 2005, which were caused by North American supply disruptions resulting from Hurricanes Katrina and Rita. Meanwhile, forestry exports declined due to lower prices and weaker demand from the US.

The value of non-residential building permits grew 21.9 per cent in 2006. Commercial permits led all categories, rising by 32.1 per cent in 2006 as all three categories of non-residential permits (industrial, commercial and institutional and government) saw gains.

The Outlook for the External Environment

United States

According to advance estimates, US economic growth accelerated in the fourth quarter of 2006, reaching an annualized rate of 3.5 per cent. This followed weaker growth of 2.6 per cent in the second quarter and 2.0 per cent in the third quarter. The solid growth in the fourth quarter was due to a number of factors, including robust growth of consumption, government spending and exports, as well as a decline in imports. Residential investment continued to be a significant drag on quarterly growth, posting an annualized decline of 19.2 per cent in the fourth quarter. This was the fifth consecutive quarterly decline in residential investment. Based on the advance estimate, annual 2006 US economic growth was 3.4 per cent, although it should be noted that the fourth quarter estimate was the first of three estimates to be made by the US Bureau of Economic Analysis.

The US labour market, a lagging indicator of economic activity, was healthy in 2006. Annual average non-farm employment increased by 2,468,000 persons (or 1.8 per cent), while the unemployment rate declined to an annual average of 4.6 per cent, down from 5.1 per cent in 2005. US consumer price inflation was 3.2 per cent in 2006, while core inflation (which excludes food and energy) was 2.5 per cent. Sustained higher core inflation has raised concerns that the US Federal Reserve may be forced to hold interest rates steady or even raise rates to combat inflationary pressures, even though economic growth remains weak.

The US housing market peaked in January 2006, with annualized housing starts reaching 2.265 million units, and declined throughout the rest of the year, reaching a low of 1.478 million annualized starts in October. This decline in housing was a drag on economic growth throughout the year. The US National Association of Home Builders’ (NAHB) housing market index, a measure of present and future housing market conditions, fell to levels not seen since early 1991. The index has moved up in recent months, although in January 2007 it still remained at levels considered unfavourable (see Chart 3.2). Additionally, December median home prices of sales of existing homes remained flat in year-over-year terms and inventories of unsold existing homes have remained at high levels, although they have dropped in recent months. Foreclosures and mortgage default risk have risen, partly due to previous interest rate increases by the Federal Reserve, and the impact of flattening/declining house prices coupled with the increased prevalence of interest-only and adjustable rate mortgages.

Chart 3.2 US housing market declines in 2006

Source: National Association of Home Builders

According to the January Consensus Economics survey of private sector economists, US real GDP is expected to grow by 2.4 per cent in 2007 and 3.0 per cent in 2008. The 2007 outlook for the US increased slightly in January, due to improved data for retail sales, the labour market and consumer confidence, as well as waning price pressures. The 2007 economic outlook had been deteriorating throughout 2006 as the US housing market cooled dramatically, resulting in slowing real GDP growth. The evolution of the Consensus Economics survey forecast for the US can be seen in Chart 3.3.

In order to reflect the risks surrounding the US economic outlook, the Ministry of Finance’s growth assumptions are somewhat lower than the consensus. The Ministry of Finance is assuming that the US economy will grow by 2.1 per cent in 2007, compared to the current 2.4 per cent Consensus Economics survey average. US growth is expected to accelerate to 2.8 per cent in the Ministry of Finance forecast for 2008, while the January Consensus Economics survey predicts growth of 3.0 per cent. Over the medium-term, the Ministry of Finance assumes that the US economy will grow at a rate of about 3.0 per cent per year. This medium-term outlook is slightly below analysts’

Chart 3.3 US consensus outlook deteriorates

Source:  Consensus Economics

The chart represents forecasts for US real GDP growth in 2006 and 2007 as polled on specific dates. For example, forecasters surveyed on January 11, 2007 had an average 2007 U.S. growth forecast of 2.4 per cent, while in March 2006 they forecast 2007 U.S. growth at 3.0 per cent.

general view that annual potential economic growth (the rate at which the economy can grow without causing inflation to accelerate) for the US is approximately 3¼ per cent.

Canada

The Canadian economy grew at an annualized rate of 3.8 per cent in the first quarter, but slowed to 2.0 per cent growth in the second quarter and 1.7 per cent in the third quarter of 2006. The slower growth in the second and third quarters was due to a decline in real residential construction investment, weaker export growth and robust import growth, due in part to a higher Canadian dollar and weakening US demand. Nationally, employment grew by 314,600 jobs (or 1.9 per cent) in 2006, while the unemployment rate averaged 6.3 per cent. Employment gains were seen in several sectors including: natural resources, business, building and other support services, finance, insurance, real estate and leasing, health care and social assistance, other services and construction.

The appreciating Canadian dollar and weakened demand from the US contributed to slower (current value) merchandise exports growth of 1.1 per cent through the first 11 months of 2006. The weak growth was led by lower exports to the US, which fell 1.7 per cent year-to-date to November, largely the result of falling energy prices and lower exports of lumber and automobiles.

The value of manufacturing shipments declined 0.5 per cent year-to-date to November 2006, and according to Statistics Canada, once the impact of price changes are taken into account, the volume of manufacturing shipments declined by 1.6 per cent over this period.

Domestic demand continued to be a source of strength for the Canadian economy in 2006. Retail sales grew 6.2 per cent through the first 11 months of 2006 and average consumer confidence in 2006 was 3.2 per cent higher than 2005 levels. Canadian housing starts grew 0.8 per cent in 2006. According to the Canada Mortgage and Housing Corporation (CMHC), housing growth was driven by low mortgage rates, solid employment and income growth, and a high level of consumer confidence. Some provinces, notably Alberta and BC, saw significant growth in housing starts, while others such as Ontario, Quebec, PEI and Newfoundland saw declines. National housing starts had seen robust growth from 2001 to 2004 and 2006 housing starts remained at high levels. In January 2007, national housing starts increased to an annualized rate of 249,300 units, up 17.3 per cent over December, driven by continued gains in western Canada.

The Consensus Economics survey average forecast for 2007 Canadian real GDP growth has deteriorated in recent months, averaging 2.3 per cent in January, down from October’s average of 2.6 per cent. The decline in expectations was due to weakness in recent indicators such as flat industrial production, weak exports and falling commodity and oil prices. The Consensus Economics January participants’ survey average indicates that Canadian economic growth will accelerate in 2008 to 2.9 per cent. The Ministry of Finance economic forecast assumptions are more prudent, with Canadian real GDP growth expected to be 2.0 per cent in 2007, 2.7 per cent in 2008 and 2.8 per cent over the medium-term. The evolution of the Consensus Economics survey average forecast for Canada can be seen in Chart 3.4.

Chart 3.4 Consensus outlook for Canada in 2006 and 2007 lower

Source:  Consensus Economics

The chart represents forecasts for Canadian real GDP growth in 2006 and 2007 as polled on specific dates. For example, forecasters surveyed on January 11, 2007 had an average 2007 Canadian growth forecast of 2.3 per cent, while in September 2006 they forecast 2007 Canadian growth at 2.7 per cent.

Japan

According to the January Consensus Economics survey, the Japanese economy is estimated to have grown 2.2 per cent in 2006. The survey noted strong growth in business investment and industrial production as well as housing starts as positive indicators for Japanese economic growth. Consumer spending was a source of weakness, and was expected to have grown only 1.0 per cent in 2006. The January Consensus Economics survey predicts Japan’s real economic growth will reach 1.8 per cent in 2007 and 2.3 per cent in 2008. The Ministry of Finance is assuming lower growth of 1.7 per cent in 2007 and 1.9 per cent in 2008. The Ministry of Finance economic forecast assumes growth of 1.5 per cent over the medium-term. These prudent assumptions reflect the continued uncertainty regarding the Japanese economic outlook both in the short and medium-term.

Other Economies

In Europe, 2006 saw an acceleration in economic growth from 2005 for the thirteen countries that share the common Euro currency (EMU). According to the January Consensus Economics survey, the EMU economies are estimated to have grown by 2.7 per cent compared to 1.4 per cent growth in 2005. Germany’s economy saw improved industrial production and investment, while France’s saw robust household consumption and business investment. In the January Consensus Economics survey, expectations call for slower growth in Europe going forward, with survey participants forecasting average growth of 2.0 per cent for 2007 and 2.1 per cent for 2008. The Ministry of Finance assumes slightly lower growth for Europe of 1.8 per cent in 2007 and 1.9 per cent in 2008.

China continued its rapid pace of economic growth in 2006, maintaining double digit growth of 10.7 per cent according to the February Blue Chip Economic Indicators, a monthly survey of about 50 leading business economists. The survey participants’ average forecast calls for continued rapid growth in 2007 and 2008, with forecast growth of 9.5 and 9.1 per cent respectively. China’s growth in recent years has been fueled in part by growth in exports, investment and manufacturing, which has in turn led to higher global demand and prices for commodities. According to the Economist magazine, between 1993 and 2003 China doubled its share of world manufacturing output and, since 2000, China’s contribution to global growth has been larger than that of the US. The government of China in recent years has taken several steps to reform its economy, including financial institution reforms, loosening state control of companies, joining the World Trade Organization (WTO) in 2001 and partially de-linking its currency from the US dollar. The Chinese Yuan now floats within a very narrow band against a basket of currencies from the country’s major trading partners, allowing the Yuan to appreciate moderately against other currencies, such as the US dollar.

Table 3.2   Ministry of Finance Economic Forecast: Key Assumptions

	Forecast
	2006		2007	2008	2009	2010	2011
	Per cent change unless otherwise noted
US real GDP	3.4		2.1	2.8	3.0	3.0	3.0
Canada real GDP	2.7	(e)	2.0	2.7	2.8	2.8	2.8
Japan real GDP	2.2	(e)	1.7	1.9	1.5	1.5	1.5
Europe real GDP	2.6	(e)	1.8	1.9	2.0	2.0	2.0
US housing starts	-12.3		-23.0	10.7	3.2	0.0	0.0
Canada 3–month treasury bill rate	4.0		4.0	4.1	4.4	4.9	5.0
Canada 10–year government bonds	4.2		4.1	4.5	5.2	5.7	6.0
US cents/Canadian dollar	88.2		86.9	88.1	88.5	88.5	88.5

(e) Ministry of Finance estimate

Financial Markets

Interest Rates

The US Federal Reserve Board has left the intended federal funds rate unchanged at 5.25 per cent since last raising rates midway through the year. In their latest announcement on January 31st, the Fed noted that indicators suggested US economic growth had firmed somewhat and there were tentative signs of stabilization in the housing market. The Fed indicated that the economy is expected to grow at a moderate pace in the near term. The announcement also indicated that readings of core inflation improved in recent months and that inflationary pressures were expected to ease going forward, although a high level of resource utilization has the potential to sustain inflation. Chart 3.5 shows the average of private sector forecasts for US and Canadian administered rates.

Chart 3.5 Short-term interest rates expected to decline in 2007

Sources: Bank of Canada, US Federal Reserve Bank, Ministry of Finance forecasts.

The Bank of Canada (BoC) has left its key interest rate (the target for the overnight rate) unchanged at 4.25 per cent since last raising rates on May 24, 2006. In their January 16, 2007 announcement, the Bank noted that while global demand remained robust in 2006, the US economy slowed resulting in reduced demand for Canadian exports (particularly of building materials and motor vehicles). Inflation has largely evolved in line with BoC expectations and the BoC projects CPI inflation rising to the targeted level by the second half of 2007. The statement concluded that inflation risks remain roughly balanced and the current level for the target rate was judged, at that time, to be consistent with achieving the inflation target of 2 per cent over the medium-term.

Outlook

Based on the average of six private sector forecasts as of January 4, 2007, the Ministry of Finance interest rate outlook assumes that the US Federal Reserve will begin lowering interest rates in the second quarter of 2007, with the Fed Funds rate falling to 4.5 per cent by the end of the year. On average the forecasters assume that the Fed will remain on hold until the third quarter of 2008, when they are expected to raise their targeted rate by 25 basis points to 4.75 per cent.

The average of private sector forecasters’ views on the Bank of Canada’s 3-month T-bill interest rates as of January 4th (see Table 3.3) indicates that interest rates will average 4.0 per cent in 2007 and 4.1 per cent in 2008.

Table 3.3  Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts

Average annual interest rate (per cent)	2007	2008

Global Insight	4.2	4.3
BMO	4.2	4.2
Nesbitt Burns	4.0	4.1
Scotiabank	3.9	3.7
TD Economics	3.9	3.9
RBC Capital Markets	4.1	4.3
Average (as of January 4, 2007)	4.0	4.1
Budget 2007/08 Forecast	4.0	4.1

Ten-year government of Canada bonds are forecast to average 4.1 per cent in 2007 and 4.5 per cent in 2008, indicating that the spreads between long-run and short-run rates will turn positive.

Table 3.4  Private Sector Canadian 10-year Government Bond Interest Rate Forecasts

Average annual interest rate (per cent)	2007	2008

Global Insight	4.3	4.8
BMO	4.1	4.8
Nesbitt Burns	3.9	4.6
Scotiabank	3.8	4.1
TD Economics	4.1	4.6
RBC Capital Markets	4.0	4.4
Average (as of January 4, 2007)	4.1	4.5
Budget 2007/08 Forecast	4.1	4.5

Exchange Rate

The Canadian dollar continued its recent trend of appreciation against the US dollar in 2006, due in part to general weakening of the US dollar and high prices for commodities such as oil and metals. The loonie peaked at just under 91 US cents on June 12, 2006 as commodity prices spiked higher due to strong demand and tight supplies. Since then, the Canadian dollar has declined somewhat, ending the year at 85.8 US cents. For the year the dollar averaged 88.2 US cents, appreciating 5.6 cents over the 82.5 cents average in 2005. More recently, the Canadian dollar continued its slide reaching 85.2 US cents on February 9th.

Outlook

Continued weakness in the US dollar (weighed down by the twin fiscal and trade deficits) and high commodity prices are expected to support the Canadian dollar in 2007, although the Canadian dollar is expected to depreciate from 2006 levels due to softening commodity prices and declining interest rates.

Chart 3.6 Private sector expects Canadian dollar to appreciate in 2008

Sources: Bank of Canada and BC Ministry of Finance forecasts

*The average of 6 private sector forecasters; Global Insight, BMO, Nesbitt Burns, RBC Capital Markets, Scotia, and TD.  First Quarterly Report 2006 as of July 25, 2006 and Budget 2007 as of January 4, 2007.

Average private sector forecasts as of January 4, 2007 expect the Canadian dollar will average 86.9 cents US in 2007, rising to 88.1 cents US in 2008. The Ministry of Finance exchange rate outlook is based on these private sector averages (see Table 3.5). The Ministry of Finance assumes that the Canadian dollar will level off at 88.5 cents US for the 2009 to 2011 period.

Table 3.5   Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2007	2008

Global Insight	88.4	89.6
BMO	89.9	89.8
Nesbitt Burns	86.2	85.5
Scotiabank	86.1	89.9
TD Economics	86.9	88.8
RBC Capital Markets	83.9	84.9
Average (as of January 4, 2007)	86.9	88.1
Budget 2007/08 Forecast	86.9	88.1

The British Columbia Economic Outlook

BC’s economy continued to post strong growth through 2006, as domestic demand indicators such as housing starts, non-residential building permits and retail sales saw strong growth. Robust income growth, a low unemployment rate and positive consumer confidence contributed to solid growth in consumer spending. However, BC’s merchandise exports were hit by lower demand from the US and falling lumber and energy prices. The Ministry of Finance estimates that the BC economy posted growth of 3.9 per cent in 2006, ahead of last year’s February 21, 2006 budget forecast of 3.3 per cent and the subsequent first Quarterly Report forecast of 3.6 per cent.

The Ministry of Finance forecasts BC’s economy to grow 3.1 per cent in 2007 and 3.0 per cent in 2008. Over the medium-term, the Ministry of Finance forecasts growth of 3.1 per cent in 2009, 3.3 per cent in 2010 and 3.0 per cent in 2011, averaging 3.1 per cent over the 2009 to 2011 period. This outlook is consistent with the Ministry of Finance’s prudent assumptions and is slightly lower than the Economic Forecast Council’s outlook (see Table 3.6 for a comparison of MoF and the EFC economic outlooks).

Table 3.6   British Columbia Economic Outlook

			Forecast
	2006		2007	2008	2009	2010	2011
	Per cent change in real GDP
Ministry of Finance economic forecast	3.9	(e)	3.1	3.0	3.1	3.3	3.0
Economic Forecast Council (1)	4.0		3.4	3.3	3.2	3.2	3.2

(e)          Ministry of Finance estimate.

(1)          Average of the 13 members who provided forecasts (the Council provided a single average annual growth rate for the 2009 through 2011 period).

Table 3.7 summarizes the Ministry of Finance’s outlook for key economic indicators, while Tables 3.9.1 to 3.9.4 at the end of Part 3 provide additional detail on the economic forecast.

Table 3.7   Ministry of Finance Economic Forecast: Key Economic Indicators

	Forecast
	2006		2007	2008	2009	2010	2011
	Per cent change unless otherwise noted
British Columbia Economic Indicators
Real GDP	3.9	(e)	3.1	3.0	3.1	3.3	3.0
Nominal GDP	5.9	(e)	5.0	4.9	5.0	5.2	5.0
Employment	3.1		1.9	1.9	1.9	2.0	2.0
Unemployment rate (per cent)	4.8		4.8	4.8	4.8	4.8	4.8
Total net in-migration (thousands of persons)	42.6	(1)	39.8	43.9	47.8	51.0	53.0
Personal income	6.5	(e)	4.2	4.6	4.7	4.7	4.7
Corporate pre-tax profits	1.9	(e)	5.2	4.7	4.6	4.7	4.6
Housing starts (thousands of units)	36.4		33.6	31.6	31.3	30.8	30.7
Retail sales	6.4	(e)	5.4	5.2	5.2	5.3	5.3

(e) Ministry of Finance estimate.

(1) BC STATS estimate.

The Labour Market

Employment in British Columbia grew 3.1 per cent in 2006, following growth of 3.3 per cent in 2005 (see Chart 3.7). This translated to average total employment of 2,195,500 persons employed, an increase of 65,000 jobs. Full-time employment increased by 56,300, while part-time employment increased by 8,600 jobs.

Growth in employment outweighed growth in the labour force resulting in British Columbia’s unemployment rate averaging 4.8 per cent in 2006. The unemployment rate in June 2006 reached a low not seen in over 30 years, as it fell to 4.3 per cent before rising to 5.2 per cent in December.

Chart 3.7  BC employment growth continued to be robust in 2006

Source: Statistics Canada

In January 2007, employment increased by 31,700 jobs, or 1.4 per cent. The employment gains outpaced the increase of 0.5 per cent in the labour force, resulting in the unemployment rate falling to 4.3 per cent. Full-time employment grew by 21,100 jobs (1.2 per cent), while part-time employment increased by 10,600 jobs (2.4 per cent).

Outlook

The Ministry of Finance outlook is for employment in British Columbia to increase by 1.9 per cent in 2007, or approximately 42,000 jobs. In 2008 and 2009 employment is forecast to grow by 1.9 per cent each year and by 2.0 per cent per year in each of 2010 and 2011. Labour force growth in BC is forecast to grow at a similar pace as employment, resulting in the unemployment rate remaining stable at 4.8 per cent from 2007 to 2011.

Chart 3.8 BC unemployment rate forecast to remain steady

Sources:  Statistics Canada and BC Ministry of Finance forecast

Domestic Demand

Consumer Spending and Housing

Retail sales saw robust growth through the first 11 months of 2006, compared to the same period the previous year. Sectors that put in a solid year-to-date performance through September 2006 were: used and recreational motor vehicle sales (+23.1 per cent), home furnishings stores (+18.1 per cent), and home centres and hardware stores (+22.7 per cent). High levels of housing activity in 2006 continued to support retail categories that sell durable and semi-durable household goods. Monthly retail sales declined from September 2006 through November 2006, although weaker November retail sales are thought to have been influenced by the severe storms BC experienced at the end of that month.

Chart 3.9 BC retail sales through November remain robust

Source: Statistics Canada;

 * seasonally adjusted

British Columbia housing starts totaled 36,443 units in 2006, a 5.1 per cent increase compared to 2005. Seasonally adjusted housing starts at annual rates peaked in June, hitting 41,800 units, slowing to 34,100 units by December. The robust growth in housing starts in 2006 was supported by solid income growth. It should be noted that while Western Canada’s housing market remained buoyant due to robust economic growth, national housing starts cooled in 2006, rising only 0.8 per cent. BC housing activity started strongly in 2007, with January starts rising to an annualized 39,200 units, 15.0 per cent higher than December’s levels.

Leading indicators for non-residential investment were also quite strong in 2006 with the total value of non-residential building permits rising 21.9 per cent. In 2006, the value of commercial permits saw the largest gains (+32.1 per cent), followed by institutional and government (+9.0 per cent) and industrial (+3.5 per cent). Total non-residential building permits had slowed in the second and third quarters, but rebounded sharply in the fourth quarter, largely due to an increase in the value of commercial permits.

Outlook

The Ministry of Finance estimates that real (inflation-adjusted) consumer spending on goods and services grew by 4.2 per cent in 2006 and forecast growth of 3.2 per cent in 2007 (see Table 3.9.1 at the end of Part 3). A robust labour market and continued growth in personal income is expected to support consumer demand for goods and services this year. Real consumer spending is forecast to grow by 3.1 per cent in 2008 and 2009, with growth rising slightly to 3.2 per cent in 2010 and slowing to 3.1 per cent in 2011. Retail sales are estimated to have increased 6.4 per cent in 2006, and are forecast to grow 5.4 per cent in 2007, 5.2 per cent in 2008 and 2009, and 5.3 per cent in 2010 and 2011.

Housing starts in British Columbia are forecast to ease from the high levels observed in 2006. The lagged impact of previous Bank of Canada interest rate increases, slowing demand and higher house prices are expected to cool housing starts over the forecast period. Housing starts are forecast to total approximately 33,600 units in 2007 and 31,600 units in 2008. Over the medium-term BC housing starts are forecast to level out, averaging just under 31,000 units through 2009 to 2011.

Chart 3.10 BC housing starts forecast to ease from high levels

Sources:  Canada Mortgage and Housing Corporation actuals and BC Ministry of Finance forecast

Business and Government

Real business investment (including residential) is estimated to have increased by 7.6 per cent in 2006, after growing by 7.4 per cent in 2005. The main sources of strength behind business investment growth in 2006 are estimated to have been robust non-residential investment and machinery and equipment investment.

Real business machinery and equipment investment (adjusted for inflation) continued to benefit from the appreciation of the Canadian dollar in 2006. Following growth of 17.4 per cent in 2005, machinery and equipment investment is estimated to have grown 11.9 per cent in 2006.

Real business non-residential investment (adjusted for inflation) is estimated to have increased by 9.1 per cent in 2006, following a 0.8 per cent decline in 2005. This measure represents inflation-adjusted spending by businesses for construction of industrial, commercial and institutional buildings, highways, bridges, sewage systems and various other projects.

Real residential investment (adjusted for inflation), which includes new housing investment as well as renovations and improvements, is estimated to have grown 4.1 per cent in 2006, following growth of 6.5 per cent in 2005. Nominal residential investment (not adjusted for inflation) is expected to have grown 9.1 per cent in 2006, following growth of 12.7 per cent in 2005.

Continued strength in both residential and non-residential investment has raised concern that the construction industry may be facing rising labour costs due to a skilled worker shortage. The unemployment rate among British Columbia construction workers fell from 4.8 per cent in 2005 to 3.9 per cent in 2006, the lowest rate of all provinces for the second consecutive year. If the current tight labour market in the construction sector is not alleviated, there may be a shortage of skilled workers resulting in upward pressure on construction sector wages. There is also some speculation that Alberta’s strong economic growth and continued demand for construction workers will put additional pressure on BC’s labour market.

The rising cost of material inputs in the construction sector has also been of concern in recent years. Several material input prices continued to rise through 2006, including petroleum and coal products, diesel fuel, asphalt, and concrete.

According to the BTY Group, a construction industry consulting company, lower mainland construction cost inflation (including residential) was estimated to be 11.0 per cent in 2006. Construction cost inflation is expected to slow due to a number of factors including the shifting scope and timing of projects due to high costs, a slowing BC housing market and the downturn in the US housing market reducing demand for materials (particularly lumber). BTY forecasts construction cost inflation to slow to 6.0 per cent in 2007, 5.0 per cent in 2008 and 3.0 per cent in 2009 and 2010.

The Vancouver non-residential building construction price index, a measure of costs facing the construction industry in Vancouver that includes both labour, building material costs and profits, rose 9.3 per cent through the first nine months of 2006, compared to the same period in 2005. This follows growth of 7.3 per cent in 2005.

Real (inflation adjusted) local, provincial and federal government combined spending on goods and services in BC is estimated to have increased 4.2 per cent in 2006 in inflation adjusted terms, following growth of 1.5 per cent in 2005.

Chart 3.11 Vancouver non-residential construction prices rise

Source: Statistics Canada

Outlook

Total real (inflation adjusted) investment in British Columbia is forecast to grow by 3.8 per cent in 2007, slowing to 3.1 per cent in 2008. This growth reflects public sector investment in capital projects as well as strength in machinery and equipment investment and non-residential investment. Over the medium-term, total investment in British Columbia is expected to grow approximately 4.7 per cent per year on average. Growth in non-residential investment and machinery and equipment investment are expected to continue to be significant sources of growth over the medium-term.

On average, real non-residential investment is forecast to grow at 6.6 per cent from 2009 to 2011, while machinery and equipment investment is forecast to average 8.8 per cent as firms continue to take advantage of the high Canadian dollar to import equipment from the US at a lower cost.

Combined real spending (adjusted for inflation) by the three levels of government (federal, provincial and municipal) on goods and services is expected to grow 4.1 per cent in 2007, slowing to 1.8 per cent in 2008. Over the medium-term, real government spending from all three levels of government is forecast to grow 2.2 per cent on average per year.

External Trade and Commodity Markets

The value of BC’s merchandise exports declined throughout 2006, and year-to-date to November were down 1.4 per cent compared to the same period the previous year. The decline in the value of exports was due in part to weaker demand from the US, as well as lower prices for some key commodities such as lumber and energy, and a higher Canadian dollar.

The value of forestry exports declined 3.3 per cent year-to-date to November, due to a slowing US housing market, lower western spruce-pine-fir prices, and the continued effect of a higher Canadian dollar. Western spruce-pine-fir prices averaged US$296 in 2006, a 16.6 per cent decline from the US$355 average in 2005. The price of hemlock baby squares, a key price for the coastal forest industry, averaged US$584 in 2006, up 8.1 per cent compared to the 2005 average price of US$540.

The value of energy exports declined 14.2 per cent through the first 11 months of 2006, as natural gas prices declined due to higher storage levels, a mild hurricane season in the US and relatively milder temperatures in North America. Canadian natural gas prices were generally lower in 2006 compared to 2005 and continued to be volatile. BC Plant inlet prices ranged from $8.58 C/GJ in January to an estimated low of $4.18 C/GJ in September. For the year, natural gas prices at plant inlet averaged an estimated $5.53 C/GJ, or 23.8 per cent lower than the 2005 average price of $7.26 C/GJ.

Metallic mineral prices soared in the middle part of 2006. In early May weekly copper prices peaked at $3.75 US/lb, while zinc averaged $2.04 US/lb in early November. Other commodities, such as gold, silver, lead and molybdenum also saw similar strength. Higher prices were largely driven by tight world supplies and robust global demand, particularly from China. Prices have generally fallen from these highs, but remain well above 2005 levels.

Outlook

Real exports of goods and services are forecast to increase 2.7 per cent in 2007. The high Canadian dollar, weak demand by the US housing market for BC forest products, weaker demand from Japan and weakening commodity prices are among the reasons for the relatively soft performance. Real export growth is forecast to improve over the medium-term as the US and Canadian economies accelerate, resulting in growth of 3.6 per cent in 2008 and average growth of 3.7 per cent over the 2009 to 2011 period.

Western spruce-pine-fir prices are expected to remain below trend through 2007, mainly due to the weak US housing market. As the US housing market improves in 2008, prices are expected to return to US$300 over the medium-term (see Chart 3.12).

Chart 3.12 Forestry prices expected to remain weak through 2007 before returning to trend

Sources: Madison’s Lumber Reporter; Ministry of Finance

Based on private sector forecasts, natural gas prices are expected to improve from 2006/07 levels over the forecast period but remain below the highs seen in 2005/06. Between 2007/08 and 2010/2011, natural gas prices are expected to average between $6.47 and $6.70 C/GJ (see Chart 3.13). A topic box at the end of Part 1 provides further information on natural gas prices.

Chart 3.13 Natural gas prices forecast to be lower

Sources:  BC Ministry of Energy, Mines and Petroleum Resources; Ministry of Finance

The British Columbia goods and services export price deflator (the average price of BC goods and services exports) is forecast to rise 2.1 per cent in 2007, following an estimated decline of 1.8 per cent in 2006. The Ministry of Finance forecasts that the price of BC’s exports will grow 0.1 per cent in 2008 and the average export price growth is expected to be 0.7 per cent over the 2009 to 2011 period as commodity prices stabilize and the Canadian dollar remains at 88.5 US cents.

Chart 3.14 Real exports growth forecast to pick up in medium-term

Sources: Statistics Canada and BC Ministry of Finance forecast

Inflation

Consumer price inflation (CPI) in British Columbia averaged 1.8 per cent in 2006, as higher consumer inflation in non-durables and services was offset by weaker inflation in durable and semi-durable goods. BC’s CPI inflation was slightly below the Canadian average rate of inflation of 2.0 per cent in 2006. High gasoline prices were partly responsible for the strength of non-durable inflation, while higher mortgage costs and price inflation for education, health care and restaurants were responsible for higher services CPI inflation. CPI inflation picked up in May 2006 as gasoline prices jumped, but by September gasoline prices fell below September 2005 levels and year-over-year monthly inflation dipped to 1.0 per cent in September 2006. BC CPI inflation accelerated to 2.1 per cent in December (compared to December 2005), as fuel prices jumped higher.

Outlook

Consumer price inflation in British Columbia is forecast to average 2.0 per cent per year in 2007 and 2008. Over the medium-term, CPI inflation is forecast to average 2.1 per cent. The Canadian rate of inflation is expected to average 1.9 per cent in 2007. Over the medium-term, national CPI inflation is expected to be 2.0 per cent, in line with the Bank of Canada’s inflation target.

Risks to the Economic Outlook

The most significant risks to the British Columbia outlook remain the volatility of the Canadian dollar and the US economic slowdown.

The British Columbia economy could grow faster than forecast if:

•                  The Canadian dollar falls significantly below the current forecast.

•                  The US housing market rebounds.

•                  The new Softwood Lumber Agreement 2006 export taxes result in industry rationalization and higher than anticipated lumber prices.

•                  The US economy performs better than anticipated.

•                  British Columbia business confidence and investment strengthen further; this would provide a base for stronger economic growth in the province.

•                  Interprovincial net in-migration strengthens further; this would generate additional demand for goods and services and boost economic growth.

•                  Visitors to BC increase more than expected, as Vancouver gains further international recognition as a tourist destination through promotion of the 2010 Winter Olympics.

Alternatively, the British Columbia economy could grow slower than forecast if:

•                  There is a slowdown in world economic activity or a US recession.

•                  The Canadian dollar movements become increasingly volatile or the dollar appreciates rapidly above the current forecast.

•                  Oil prices rise and remain at a high level, dampening global growth prospects.

•                  The new Softwood Lumber Agreement 2006 export taxes combined with the weak US housing market result in net lumber prices that are below BC lumber firm production costs, resulting in shut-downs and layoffs.

•                  Skilled labour shortages lead to increased wage inflation.

•                  BC interprovincial migration weakens and skilled labour shortages occur.

•                  Lumber damaged due to the Mountain Pine Beetle epidemic becomes increasingly unsalvageable.

•                  Interest rates in the US and Canada rise more quickly than forecast.

•                  Commodity prices decline more sharply than forecast or become more volatile.

•                  Geopolitical uncertainty accelerates due to events in the Middle East or further terrorist attacks.

•                  Tourism in BC could slow if US travel to BC declines due to fears of an avian flu pandemic or influenza pandemic outbreak, or due to US passport requirements.

Table 3.8    British Columbia Economic Review

		Budget 2006	Actual/
	Actual	Forecast	Estimate
	2005	2006	2006
	Per cent change unless otherwise noted
Real gross domestic product (per cent change)	3.7	3.3	3.9	(1)
Consumer expenditure	4.4	3.4	4.2	(1)
Capital investment	8.5	6.4	9.2	(1)
Government expenditure	1.5	2.8	4.2	(1)
Exports of goods and services	2.9	1.9	2.4	(1)
Imports of goods and services	5.7	3.0	4.9	(1)
Inventory investment (change in billions of constant 1997 dollars)	1.7	0.7	0.9	(1)
BC Economic Forecast Council – Real GDP growth	3.7	3.6	4.0
Gross domestic product (current dollars; per cent change)	7.2	5.7	5.9	(1)
Population July 1 (per cent change)	1.3	1.1	1.2
Total net in-migration (persons)	43,654	45,006	42,563	(2)
Interprovincial	4,811	13,600	6,499	(2)
International	38,843	31,406	36,064	(2)
Labour force (thousands of persons)	2,263	2,304	2,305
(per cent change)	1.9	1.8	1.8
Employment (thousands of persons)	2,131	2,172	2,196
(per cent change)	3.3	2.0	3.1
Unemployment rate (per cent)	5.9	5.7	4.8
Retail sales (millions of current dollars)	49,915	52,995	53,125	(1)
(per cent change)	5.7	5.7	6.4
Labour income(3) (millions of current dollars)	85,402	87,626	92,081	(1)
(per cent change)	6.5	5.1	7.8
Corporate pre-tax profits (millions of current dollars)	20,011	20,197	20,393	(1)
(per cent change)	17.6	7.8	1.9
Housing starts (units)	34,667	32,000	36,443
(per cent change)	5.3	-7.7	5.1
Consumer Price Index (1992 = 100)	125.3	128.0	127.5
(per cent change)	2.0	2.2	1.8
Key Assumptions:
Economic growth (per cent change)
Canada	2.9	2.8	2.7	(1)
United States	3.2	3.0	3.4
Japan	1.9	1.8	2.2	(1)
Europe	1.5	1.7	2.6	(1)
Housing starts (per cent change)
Canada	-3.4	-14.4	0.8
United States	6.3	-9.2	-12.3
Japan	4.0	-2.0	4.4
Industrial production (per cent change)
United States	3.2	3.0	4.1
Japan	1.6	2.5	4.1
Canadian consumer price index (per cent change)	2.2	2.2	2.0
Canadian interest rates (per cent; annual average)
3-month treasury bills	2.7	3.9	4.0
Government of Canada 10–year bonds	4.1	4.7	4.2
United States interest rates (per cent; annual average)
3-month treasury bills	3.1	4.6	4.7
Government 10–year bonds	4.3	5.0	4.8
US cents/Canadian dollar (annual average)	82.5	86.2	88.2
BC goods and services export price deflator (Cdn$; per cent change)	3.7	0.4	-1.8	(1)

(1)          Ministry of Finance estimate.

(2)          BC Stats estimate.

(3)          Wages, salaries and supplementary labour income.

Table 3.9.1   Gross Domestic Product:  British Columbia

			Forecast
	2005	2006 (e)	2007	2008	2009	2010	2011
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
– Real (1997 $ billion; chain-weighted)	145.5	151.2	155.8	160.4	165.3	170.8	176.0
(% change)	3.7	3.9	3.1	3.0	3.1	3.3	3.0
– Current dollar ($ billion)	168.9	178.9	187.9	197.0	206.8	217.4	228.4
(% change)	7.2	5.9	5.0	4.9	5.0	5.2	5.0
– GDP price deflator (1997 = 100)	116.1	118.3	120.6	122.8	125.1	127.3	129.8
(% change)	3.4	1.9	1.9	1.9	1.8	1.8	1.9
Real GDP per person
(1997 $; chain-weighted)	34,173	35,071	35,743	36,383	37,052	37,793	38,444
(% change)	2.4	2.6	1.9	1.8	1.8	2.0	1.7
Real GDP per employed person
(% change)	0.4	0.8	1.1	1.0	1.1	1.3	1.1
Unit labour cost(1) (% change)	2.7	3.8	1.0	2.0	2.1	1.9	2.1

Components of British Columbia Real GDP at Market Prices ($1997 billions; chain-weighted)
Personal expenditure on
Goods and services	92.3	96.2	99.3	102.4	105.5	108.9	112.2
(% change)	4.4	4.2	3.2	3.1	3.1	3.2	3.1
– Goods	39.5	41.6	42.9	44.3	45.6	47.0	48.5
(% change)	3.4	5.2	3.3	3.1	3.1	3.1	3.0
– Services	52.8	54.6	56.4	58.1	59.9	61.8	63.7
(% change)	5.1	3.4	3.2	3.1	3.1	3.2	3.1
Government current expenditures on
Goods and services	25.9	26.9	28.0	28.6	29.3	30.0	30.5
(% change)	1.5	4.2	4.1	1.8	2.5	2.3	1.9
Investment in fixed capital	33.8	36.9	38.3	39.5	41.2	43.2	45.3
(% change)	8.1	9.2	3.8	3.1	4.3	4.8	4.9
Final domestic demand	151.3	159.3	164.9	169.6	175.1	181.0	186.9
(% change)	4.5	5.2	3.5	2.8	3.3	3.4	3.3

Exports goods and services	67.5	69.1	71.0	73.6	76.4	79.4	82.0
(% change)	2.9	2.4	2.7	3.6	3.9	4.0	3.3
Imports goods and services	75.1	78.7	81.0	83.5	86.3	89.2	92.2
(% change)	5.7	4.9	2.9	3.1	3.3	3.4	3.3
Inventory change	1.7	0.9	0.7	0.9	0.7	0.6	0.7
Statistical discrepancy	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Real GDP at market prices	145.5	151.2	155.8	160.4	165.3	170.8	176.0
(% change)	3.7	3.9	3.1	3.0	3.1	3.3	3.0

(e)          Figures for 2006 are Ministry of Finance estimates

(1)          Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

Table 3.9.2   Components of Nominal Income and Expenditure

				Forecast
	2005	2006		2007	2008	2009	2010	2011
Labour income(1) ($ million)	85,402	92,081	(e)	95,836	100,684	105,936	111,515	117,350
(% change)	6.5	7.8		4.1	5.1	5.2	5.3	5.2
Personal income ($ million)	130,481	139,016	(e)	144,830	151,452	158,534	166,018	173,835
(% change)	5.7	6.5		4.2	4.6	4.7	4.7	4.7
Corporate profits before taxes ($ million)	20,011	20,393	(e)	21,446	22,450	23,490	24,593	25,717
(% change)	17.6	1.9		5.2	4.7	4.6	4.7	4.6
Retail sales ($ million)	49,915	53,125	(e)	56,006	58,910	61,986	65,283	68,739
(% change)	5.7	6.4		5.4	5.2	5.2	5.3	5.3
Housing starts	34,667	36,443		33,590	31,550	31,341	30,770	30,739
(% change)	5.3	5.1		-7.8	-6.1	-0.7	-1.8	-0.1
Residential investment(2) ($ million)	14,602	15,933	(e)	16,609	17,422	18,352	19,346	20,476
(% change)	12.7	9.1		4.2	4.9	5.3	5.4	5.8
BC consumer price index (1992 = 100)	125.3	127.5		130.1	132.7	135.5	138.4	141.3
(% change)	2.0	1.8		2.0	2.0	2.1	2.1	2.1

(e)          Ministry of Finance estimate.

(1)          Domestic basis; wages, salaries and supplementary labour income.

(2)          Includes renovations and improvements.

Table 3.9.3    Labour Market Indicators

				Forecast
	2005	2006		2007	2008	2009	2010	2011
Population (on July 1) (000’s)	4,258	4,310		4,359	4,408	4,462	4,518	4,577
(% change)	1.3	1.2		1.1	1.1	1.2	1.3	1.3
Labour force population, 15+ Years (000’s)	3,448	3,511		3,565	3,619	3,674	3,732	3,789
(% change)	1.7	1.8		1.5	1.5	1.5	1.6	1.5
Net in-migration
– International(1)	38,843	36,064	(e)	30,261	32,929	33,790	33,991	34,037
– Interprovincial	4,811	6,499	(e)	9,500	11,000	14,000	17,000	19,000
– Total	43,654	42,563	(e)	39,761	43,929	47,790	50,991	53,037
Participation rate(2) (%)	65.6	65.7		65.9	66.2	66.4	66.7	66.9
Labour force (000’s)	2,263	2,305		2,349	2,394	2,441	2,488	2,537
(% change)	1.9	1.8		1.9	1.9	1.9	2.0	2.0
Employment (000’s)	2,131	2,196		2,237	2,280	2,323	2,369	2,416
(% change)	3.3	3.1		1.9	1.9	1.9	2.0	2.0
– Goods sector employment (000’s)(3)	442	455		468	482	496	511	527
(% change)	3.4	2.9		2.8	3.0	2.9	3.1	3.1
– Service sector employment (000’s)(3)	1,688	1,740		1,769	1,798	1,827	1,858	1,889
(% change)	3.3	3.1		1.6	1.6	1.6	1.7	1.7
Unemployment rate (%)	5.9	4.8		4.8	4.8	4.8	4.8	4.8

(e)          BC Stats estimate.

(1)          International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

(2)          Percentage of the population 15 years of age and over in the labour force.

(3)          Components may not sum to total due to rounding.

Table 3.9.4   Major Economic Assumptions

				Forecast
	2005	2006		2007	2008	2009	2010	2011
GDP (billions)
Canada real (1997 $; chain-weighted)	1,158	1,189	(e)	1,213	1,245	1,280	1,317	1,354
(% change)	2.9	2.7		2.0	2.7	2.8	2.8	2.8
Canada current dollar ($ billion)	1,371	1,438	(e)	1,490	1,558	1,630	1,704	1,782
(% change)	6.2	4.9		3.6	4.6	4.6	4.6	4.6
Canada GDP price deflator (1997 = 100)	118.5	120.9	(e)	122.9	125.2	127.3	129.5	131.7
(% change)	3.2	2.1		1.6	1.9	1.7	1.7	1.7
US real (1996 US$; chain-weighted)	11,049	11,422		11,659	11,986	12,339	12,711	13,097
(% change)	3.2	3.4		2.1	2.8	3.0	3.0	3.0
Japan real (2000 Yen; chain-weighted)	537,270	548,873	(e)	558,398	569,089	577,519	586,176	595,223
(% change)	1.9	2.2		1.7	1.9	1.5	1.5	1.5
Europe real(1) (% change)	1.5	2.6	(e)	1.8	1.9	2.0	2.0	2.0

Housing starts(2) (000’s)
Canada	225	227		195	185	185	185	185
(% change)	-3.4	0.8		-14.2	-5.1	0.0	0.0	0.0
US	2,073	1,819		1,400	1,550	1,600	1,600	1,600
(% change)	6.3	-12.3		-23.0	10.7	3.2	0.0	0.0
Japan	1,236	1,290		1,230	1,170	1,150	1,150	1,150
(% change)	4.0	4.4		-4.7	-4.9	-1.7	0.0	0.0

Consumer price index
Canada (1992=100)	127.3	129.9		132.4	135.1	137.9	140.6	143.4
(% change)	2.2	2.0		1.9	2.1	2.0	2.0	2.0

Canadian interest rates (%)
3-Month treasury bills	2.7	4.0		4.0	4.1	4.4	4.9	5.0
10-year government bonds	4.1	4.2		4.1	4.5	5.2	5.7	6.0

United States interest rates (%)
3-Month treasury bills	3.1	4.7		4.7	4.5	4.9	5.0	5.0
10-year government bonds	4.3	4.8		4.5	4.9	5.5	5.8	6.0

Exchange rate (US cents / Canadian $)	82.5	88.2		86.9	88.1	88.5	88.5	88.5

British Columbia goods and services Export price deflator (% change)	3.7	-1.8	(e)	2.1	0.1	0.1	0.9	1.2

(e)	Ministry of Finance estimate.
(1)	Euro zone (12) is Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain.
(2)	British Columbia housing starts appear in Table 3.9.2.

The Economic Forecast Council, 2007

Introduction

As a requirement of the Budget Transparency and Accountability Act, the Minister of Finance seeks the advice of the Economic Forecast Council (the Council) every year on the outlook for the provincial economy. This consultation process takes place prior to the budget and the resulting Council forecasts are presented each February when the budget is delivered.

The Minister met with Council members on December 8, 2006 to discuss their estimates for 2006 as well as the economic outlook for 2007 and beyond. Participants each provided information for the individual years 2006, 2007 and 2008 as well as an average forecast for the years 2009 to 2011.

Council members discussed their views on BC’s near-term economic outlook and on factors affecting the province’s medium-term outlook. Among various topics discussed were the international outlook, commodity prices, the continued demand for skilled labour, as well as the tourism, forestry and construction sectors. This was followed by discussions on health care spending and the economic impacts of the 2010 Olympics.

Forecast details from the Council surveys are summarized in the table at the end of this topic box.

Chart 1 – Economic Forecast Council
Outlook for the BC Economy

Note: BC real GDP per cent change represents the average of the Economic Forecast Council’s forecasts

Overview

The Council’s estimates for economic growth in British Columbia in 2006 averaged 4.0 per cent, while its forecasts for future growth averaged 3.4 per cent for 2007, 3.3 per cent for 2008 and 3.2 per cent for the 2009 to 2011 period. Council members anticipated strong growth in BC over the next few years relative to the other Canadian provinces, and that BC’s economy would outperform Canada’s through 2011.

Participants expected domestic demand to continue as the main source of growth for BC in the near-to-medium-term. Key economic drivers include strong employment gains, healthy consumer spending, steady housing activity, and continued strength in non-residential construction. Council members expect a strong domestic economy to be supported by several other factors including continued demand for BC’s natural resources, growing trade with Asia and the provincial government’s improved fiscal position.

The Council encouraged the provincial government to maintain its healthy fiscal situation and to focus policies on skills training and productivity.

The primary risk to the forecast noted by Council members is the softening of the US economy, as a slowing US housing sector could hinder economic growth south of the border. Medium-to-long term forecast risks include the impact of the Mountain Pine Beetle infestation, commodity price volatility, the rising cost of construction projects, growth in health spending, and demographic trends that are expected to put further pressure on BC’s labour supply.

International Outlook

The Council’s estimates for US growth averaged 3.3 per cent for 2006, while its forecasts for US growth averaged 2.5 per cent for 2007, 3.1 per cent for 2008, and 3.0 per cent for the 2009 to 2011 period.

Despite a weaker housing sector, most Council members felt that the overall US economy would continue to grow at a reasonable pace in 2007 and 2008.

Council members anticipated global growth to remain robust, especially in Asia and other developing countries. Some participants expected continued strong economic growth and high demand in China and India, while others noted growing domestic demand developing in Latin America and Eastern Europe.

The Canadian Economy

After seeing the Canadian economy benefit from high commodity prices and continued strength in domestic demand in early 2006, the Council was in agreement that Canada will experience slower growth in 2007, brought on mainly by a cooling US economy. While most members felt that Canada would weather this storm and rebound in 2008, other members were more pessimistic, acknowledging that a slowing manufacturing sector and high Canadian dollar would pull national growth down even further. Several Council members pointed out that the Canadian dollar, expected to remain high in the medium-term, could continue to hurt net exports and hinder tourism from the US.

Most Council members agreed that Western Canada will be the engine of national economic growth over the next few years. In particular, Alberta, British Columbia and Saskatchewan will see sustained growth beyond 2007. Participants noted concern over a general labour and skills shortage in the Canadian economy, and that large scale interprovincial migration to Alberta was depleting the already shrinking labour supply in other provinces.

Estimates for Canadian growth averaged 2.7 per cent for 2006, slowing to an average forecast of 2.4 per cent for 2007 before rising to 2.9 per cent for 2008. The Council’s forecast then dipped slightly to a 2.8 per cent average for the 2009 through 2011 period.

The risks to Canadian economic growth in 2007 and 2008 include the softening US economy, a high Canadian dollar and worsening labour and skills shortages.

British Columbia Economic Forecast Council:  Summary of Forecasts

					Average
Participant	Organization	2006	2007	2008	2009-2011
		Per cent change in real GDP
Rick Egelton	Bank of Montreal(1)	4.0	3.5	3.5	3.3
Jock Finlayson	BC Business Council(1)	4.3	3.4	3.5	3.2
Warren Lovely	CIBC	4.5	3.5	3.3	3.3
Marie-Christine Bernard	Conference Board	3.9	3.2	3.1	2.8
Helmut Pastrick	Credit Union Central of BC	4.2	4.0	3.6	3.6
Dale Orr	Global Insight	4.1	3.0	2.7	2.9
Carl Sonnen	Informetrica	3.8	3.5	3.3	3.5
William Tharp	M. Murenbeeld & Associates	4.0	3.2	3.9	2.9
Craig Wright	RBC Financial Group(1)	4.8	3.7	3.0	3.5
Warren Jestin	Scotiabank	4.0	3.6	3.7	3.7
Ernie Stokes	Stokes Economic Consulting	3.5	2.8	2.8	3.0
Derek Burleton	TD Bank	4.0	3.0	3.3	3.5
David Baxter	Urban Futures Institute	3.5	3.2	3.0	2.9
Average		4.0	3.4	3.3	3.2
Standard Deviation		0.4	0.3	0.4	0.3

(1) Updated subsequent to the December 8, 2006 meeting

Financial Markets

The majority of Council members expected the Federal Reserve to lower its Federal Funds rate slightly in 2007 from its present rate of 5.25 per cent. However, one Council member noted that this cut may not be seen before a further decline in US inflation.

Council projections for the intended federal funds rate(1) averaged 4.83 per cent for 2007, declining to an average of 4.75 per cent in 2008, and declining again over the 2009 to 2011 period to average 4.57 per cent.

Council members generally agreed that the Bank of Canada would hold interest rates fairly steady in 2007, with the overnight target rate(2) expected to average 4.08 per cent for the year. The interest rate spread between the US and Canada was expected to narrow slightly on average over the medium-term. Council’s forecasts for the Bank of Canada’s overnight target rate averaged 4.13 per cent in 2008, falling to 4.01 per cent over the 2009 to 2011 period.

Exchange rate forecasts averaged 87.8 cents US for 2007, a slight drop from the Council’s average estimate of 88.3 cents US for 2006. Council’s predictions for 2007 ranged widely from a low of 84.0 cents up to a high of 91.0 cents. Average exchange rate forecasts for 2008 were 88.2 cents US with nine of 13 participants expecting the Canadian dollar to appreciate in that year. On average, the Council expected the Canadian dollar to hold fairly steady over the 2009 to 2011 period, averaging 87.9 cents US. However, Council members continued to have quite divergent views on the value of the Canadian dollar over the medium-term, with forecasts ranging from 81.0 cents to 92.0 cents over the 2009 to 2011 period.

Council members were fairly consistent in their concerns over the possible impacts of the highly valued Canadian dollar. Several participants noted that the high dollar is already hurting net exports and tourism in BC and Canada, and could slow economic growth if it continues to remain high. Strong commodity prices, further depreciation of the US dollar and the US twin deficit situation were acknowledged by some Council members as factors contributing to the Canadian dollar’s sustained high value.

(1)   The intended federal funds rate is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight.

(2)   The overnight target rate is the midpoint of the Bank of Canada’s operating band for overnight financing.

Chart 2 – Economic Forecast Council
Outlook for the Exchange Rate

British Columbia Forecast

Council forecasts for BC’s economic growth averaged 3.4 per cent in 2007, 3.3 per cent in 2008 and 3.2 per cent during the 2009 to 2011 period. Council members anticipated strong growth in BC over the next few years relative to the other Canadian provinces and for BC’s economy to outperform Canada’s through 2011. Participants expected domestic demand to continue as the main source of growth for BC in the near-to-medium-term. Key economic drivers include strong employment gains, healthy consumer spending, steady housing activity, and continued strength in non-residential construction. Council members expect a strong domestic economy to be supported by several

Chart 3 – Economic Forecast Council
Outlook for BC and Canada

Note: Real GDP per cent change for BC and Canada represent the average of the Economic Forecast Council’s forecasts other factors including continued demand for BC’s natural resources, growing trade with Asia and the provincial government’s flexible fiscal situation.

Chart 4 – Economic Growth Forecast 2007

As shown in Chart 4, most Council members’ forecasts for BC growth in 2007 were between 3.0 per cent and 3.5 per cent, with a small number of estimates on either side of that range. For 2008, forecasts were distributed fairly evenly across the 2.7 per cent to 3.9 per cent range (see Chart 5).

Chart 5 – Economic Growth Forecast 2008

Council forecasts for economic growth were more uneven for the 2009-11 period. Eight participants predicted growth to be 3.2 per cent or greater for this period, while another five members predicted growth to be 3.1 per cent or lower (see Chart 6).

Chart 6 – Economic Growth Forecast 2009-11

External Issues

The Council discussed at length the softening US economic outlook, with particular focus on the cooling housing market, volatile energy prices and the twin deficit situation. As the US is still BC’s major trading partner, a downturn in the US economy would have a significant negative impact on the province’s economic growth. However, some Council members noted that BC’s diversified export market, primarily BC’s growing trade with Asia, would help to shield the provincial economy from an economic downturn in the US.

In addition, members noted that BC is well positioned to benefit from rising demand for overseas goods in several Asian countries, especially China. Several Council members emphasized trade opportunities brought on by the rapid growth of China’s economy and its increasing demand for commodities. Some participants noted that sustained demand from China, the US and other foreign markets will cause commodity prices and energy prices to remain at high levels or even increase in the medium-term.

Sector-specific Issues

The Council’s discussion on BC’s domestic economy focused on the housing, immigration and labour markets.

Most Council members expected the housing sector to slow slightly in 2007, due in part to slowing demand. While housing starts are projected to remain at high levels in 2007, forecasts averaged 33,569 units for that year, down from 36,208 units in 2006. The Council’s estimates for housing starts averaged 31,758 units for 2008 and 32,197 units over the 2009 to 2011 period.

On average, the Council expected total net migration to BC to rise in 2007 from 2006 levels, with forecasts averaging 44,841 people for 2007 compared to 42,973 people in 2006. Members provided a broad range of forecasts for total net migration in 2007, varying from a low of 35,423 people to a high of 55,000 people. Most participants expected total net migration to BC to increase over the medium term, though the range of forecasts for this period is also very large.

The Council anticipates total net migration to average about 47,000 people in 2008, rising to over 50,000 through the 2009 to 2011 period.

The issue of BC’s looming labour shortage was Council’s primary medium-term issue, with members concerned that there may not be enough skilled workers to complete all major construction projects planned in the next few years. These shortages may push up labour costs and inflation and could strain economic growth. Some members also noted that demographic trends would exacerbate labour shortages across Canada over the medium-term, as the number of workers leaving the labour force will soon be greater than the number entering. Alberta’s thriving energy and construction sectors were cited as contributing to labour shortages in Canada and British Columbia. One member noted that Alberta’s rapid expansion will place inflationary pressure on BC, as competition for human capital will intensify and lead to wage inflation. Some Council members commented that increased immigration and greater investment in skills training are key measures for combatting future labour shortages.

Many Council members were concerned about the impact of the softening US housing market on BC’s forest industry, as US demand for forest imports could continue to decline. Participants also discussed the Mountain Pine Beetle infestation and its negative effect on BC’s lumber industry, noting that the epidemic has spread more rapidly than anticipated and that the infestation has accelerated lumber processing rates in the near-term.

Council members discussed the 2010 Olympics as a medium-term issue, and generally agreed that the Olympics would provide a stimulus to BC’s economic growth leading up to the games in 2010. Some members cited concerns over rising Olympics-related construction costs and over a possible boom-bust following the games, but most members agreed there would be no major economic downturn after 2010.

Commenting on BC’s tourism industry, some Council members suggested that tourism would suffer in 2007 as the relatively high exchange rate between Canada and the US and the introduction of strict US passport requirements could dissuade US tourists from visiting BC. Some participants also noted that BC could invest in targeted marketing campaigns for foreign tourists and could also sharpen the type of product available to tourists.

Some participants also touched on BC’s lagging labour productivity relative to other provinces and to Canada. Members noted that continued weak productivity growth could create major constraints on the provincial economy in the medium-to-long-term. They agreed that the government should continue to focus on increasing productivity and skills training in the future.

Government

Council members agreed that the BC government’s strong fiscal position is promising and could support future economic growth. Participants also noted that carrying a budget surplus each year provides fiscal flexibility and would be an economic cushion for BC against global market downturns. Some Council members recommended that continued budget surpluses should be allocated to debt reduction.

Government spending on health care was a topic of concern among Council members. Forecasters warned that continued spending growth at increasing rates will limit fiscal flexibility and may result in the crowding out of other government spending programs. Forecasters called for improved communication and accountability within the health care system and emphasized the importance of ensuring health care spending remains at a sustainable level.

Forecast Survey – Participants’ Opinions

All figures are based	2006			2007		2008		2009 to 2011
on annual averages	Range	Average(1)		Range	Average(1)	Range	Average(1)	Range	Average(2)

United States
Real GDP (% change)	3.0 – 3.5	3.3 (13	)(3)	1.9 – 3.0	2.5 (13)	2.6 – 3.6	3.1 (13)	2.1 – 3.3	3.0 (13)
Intended Federal Funds rate (%)	4.84 – 5.13	4.98 (12)		4.50 – 5.25	4.83 (12)	4.25 – 5.25	4.75 (12)	3.00 – 5.17	4.57 (12)
Housing starts (million units)	1.79 – 1.90	1.83 (12)		1.50 – 1.73	1.58 (12)	1.50 – 1.73	1.60 (12)	1.50 – 1.85	1.64 (12)

Canada
Real GDP (% change)	2.5 – 2.9	2.7 (13)		1.7 – 2.9	2.4 (13)	2.6 – 3.3	2.9 (13)	1.8 – 3.2	2.8 (13)
Bank of Canada Overnight Target rate (%)	4.00 – 4.31	4.07 (12)		3.75 – 4.30	4.08 (12)	3.85 – 4.36	4.13 (12)	2.25 – 4.50	4.01 (11)
Exchange rate (US cents/C$)	87.0 – 88.7	88.3 (13)		84.0 – 91.0	87.8 (13)	80.0 – 92.5	88.2 (13)	81.0 – 92.0	87.9 (12)
Consumer price index (% chg)	1.2 – 2.4	2.0 (13)		1.4 – 1.9	1.7 (13)	1.8 – 2.2	2.0 (13)	1.2 – 2.1	1.9 (13)

British Columbia
Real GDP (% change)	3.5 – 4.8	4.0 (13)		2.8 – 4.0	3.4 (13)	2.7 – 3.9	3.3 (13)	2.8 – 3.7	3.2 (13)
Nominal GDP (% change)	6.0 – 7.4	6.4 (11)		4.0 – 6.0	5.1 (11)	4.4 – 7.0	5.4 (11)	4.1 – 7.0	5.4 (11)
GDP Deflator (% change)	1.5 – 2.7	2.3 (11)		0.8 – 2.9	1.7 (11)	1.6 – 3.5	2.1 (11)	1.2 – 3.4	2.2 (11)
Personal Income (% change)	5.5 – 8.5	6.5 (11)		4.5 – 5.9	5.1 (11)	4.2 – 6.3	5.0 (11)	4.3 – 6.7	5.2 (11)
Net Migration (thousand persons)	36.0 – 50.0	43.0 (11)		35.4 – 55.0	44.8 (11)	33.7 – 60.0	47.0 (11)	31.7 – 65.0	50.2 (11)
Employment (% change)	2.9 – 3.2	3.0 (12)		1.5 – 2.8	2.1 (12)	0.8 – 2.7	1.9 (12)	1.1 – 3.5	2.0 (12)
Unemployment rate (%)	4.5 – 4.7	4.7 (13)		3.8 – 5.3	4.4 (13)	3.5 – 5.2	4.3 (13)	3.4 – 5.5	4.2 (13)
Corporate pre-tax profits (% change)	-3.5 – 10.0	5.4 (7)		-6.6 – 6.8	2.2 (7)	-0.6 – 10.5	5.2 (7)	-3.5 – 6.4	4.3 (6)
Housing starts (thousand units)	32.0 – 37.0	36.2 (13)		30.0 – 36.6	33.6 (13)	26.2 – 37.0	31.8 (13)	23.4 – 38.5	32.2 (13)
Retail sales (% change)	6.5 – 7.5	6.8 (13)		3.6 – 6.9	5.9 (13)	3.1 – 6.7	5.6 (13)	4.2 – 8.5	5.9 (13)
Consumer price index (% chg)	1.2 – 2.0	1.8 (13)		1.5 – 2.3	1.9 (13)	1.8 – 3.0	2.1 (13)	1.3 – 4.0	2.1 (13)

(1)          Based on responses from participants providing forecasts.

(2)          Participants provided an average forecast for 2009 to 2011.

(3)          Number of respondents shown in parenthesis.

Part 4:  2006/07 UPDATED FINANCIAL FORECAST
(THIRD QUARTERLY REPORT)

Table 4.1 Budget 2006 and Quarterly Updates – Operating Statement

		First	Second	Third
	February 21	Quarterly	Quarterly	Quarterly
($ millions)	Budget	Report	Report	Report
Taxpayer-supported programs and agencies:
Revenue	33,393	33,990	34,970	35,464
Expense	(33,914)	(34,346)	(34,440)	(34,600)
Negotiating Framework incentive payments	—	(290)	(290)	(290)
Taxpayer-supported balance	(521)	(646)	240	574
Commercial Crown corporation income	1,971	2,396	2,460	2,576
Surplus before forecast allowance	1,450	1,750	2,700	3,150
Forecast allowance	(850)	(550)	(550)	(300)
Surplus	600	1,200	2,150	2,850

2006/07 Fiscal Year in Review

The government’s surplus for 2006/07 is projected at $2.85 billion, $2.25 billion higher than the Budget 2006 budget.

Government revenue is forecast to be $2.7 billion higher than the projection in Budget 2006, reflecting one-time revenues of $793 million ($385 million from prior year tax results and $408 million from federal trust funds), $1.3 billion in other taxpayer supported revenues (mainly from taxation), and a $605 million increase in income from commercial Crown corporations.

Increased revenue is partially offset by higher than expected expenses ($976 million higher than Budget 2006), reflecting forest fire costs, negotiating framework incentive payments, spending on one-time projects funded by the federal government and increased spending by service delivery agencies.

The 2006/07 forecast allowance is now $300 million, reflecting reduced forecast risk over the remaining three months of the fiscal year. Further details on the changes from Budget 2007 are provided in Table 4.7.

Chart 4.1 Progress of 2006/07 financial forecasts

Changes since the Second Quarterly Report

The surplus forecast for 2006/07 has improved by $700 million from the second Quarterly Report forecast, mainly due to higher personal income tax revenue, increased income from commercial Crown corporations, and the reduction in the forecast allowance.

Chart 4.2  2006/07 surplus improves by $700 million since the second Quarterly Report

Since the second Quarterly Report in November:

•                  The forecast for total revenue, including income from commercial Crown corporations, increased $610 million.

—           Taxpayer-supported revenue is up $494 million, primarily due to higher personal income tax revenue due to stronger estimates for 2006, increased investment income from larger investment balances, natural gas royalties resulting from higher prices, and forest revenue from logging tax on duty deposit refunds.

—           Income from commercial Crown corporations increased by $116 million, primarily due to the impact of increased casino revenue on BCLC’s net income and lower claims cost projections on ICBC’s bottom line.

•                  Total spending increased $160 million from the previous forecast, primarily due to increased spending on one-time programs partially funded by the federal government.

—           Spending on one-time programs, whose costs are recoverable from the federal government and other sources, increased by $248 million. These programs include Mountain Pine Beetle mitigation, housing projects, and transportation capital projects.

—           The additional spending on one-time programs was partially offset by $88 million in lower expenses in other areas, primarily due to a reduction in net spending by service delivery agencies.

•                  The forecast allowance was reduced by $250 million in recognition of lower uncertainties remaining until the accounts for the full year are completed.

Table 4.2 provides more details on developments since the second Quarterly Report.

Table 4.2   Operating Statement Update Since the Second Quarterly Report

		Updated
($ millions)	Changes	Forecast
Budget 2006 Fiscal Plan (February 21, 2006)		600
Revenue increases up to the second Quarterly Report	2,066
Expense decreases up to the second Quarterly Report	(816)
Forecast allowance decrease	300
Net change		1,550
2006/07 surplus – second Quarterly Report		2,150
Third Quarterly Report forecast updates:
Revenue increases (decreases):
Personal income tax – stronger 2006 expectations	226
Tobacco tax – higher year-to-date collections	30
Social service tax – higher year-to-date collections	42
Property transfer tax – based on year-to-date activity	(25)
Natural gas royalties – higher natural gas prices	54
Forest revenue – mainly logging tax due to duty deposit refunds	52
Investment earnings – primarily higher investment balances	66
Federal government transfers – accelerated funding to combat the mountain pine beetle infestation and other one-time project funding	61
All other taxpayer supported changes	(12)
Commercial Crown corporation net income:
LDB – mainly higher sales	15
BC Lotteries – mainly increased casino revenue and lower operating costs	32
BCRC – mainly delayed asset dispositions	(11)
ICBC – mainly lower claims cost projections	74
Other Crown corporation changes	6
Total revenue changes		610
Less expense increases (decreases):
Interest costs – mainly reduced debt levels	(6)
Increased ministry expenditures mainly recoverable from the federal government	248
Service delivery agencies - reduction in net spending	(82)
Total expense changes		160
Subtotal		450
Forecast allowance decrease		250
Net change since the second Quarterly Report		700
2006/07 surplus – third Quarterly Report		2,850

2006/07 Priority Ministry Spending

As a result of ministry year-end savings, the province has an opportunity to fund or accelerate the following priority initiatives in 2006/07:

•                  $20 million for LocalMotion, to be invested in bike paths, walkways, greenways and accessibility improvements for persons with disabilities. The Ministry of Economic Development will fund $13 million of this initiative from internal savings and $7 million will be funded from the Contingencies vote.

•                  $5 million for forest service road and bridge maintenance, and the replacement of the Farwell Canyon Bridge.

2006/07 Notional Contingencies Allocations

Spending commitments and pressures totaling $267 million have been notionally allocated to the Contingencies vote. These allocations include:

•                  As in the second Quarterly Report, up to $86 million for recently negotiated K-12 service improvements and $37 million to address recommendations from the October 2005 Ready Report;

•                  $38 million for supportive housing projects;

•                  $30 million to fulfill government’s commitment towards First Nation’s economic development and conservation management initiatives within the central coast, north coast and Queen Charlotte Islands areas. The federal government has committed to contribute $30 million and private contributors are also expected to partner, resulting in a total combined investment of $120 million for these initiatives;

•                  As in the second Quarterly Report, $20 million relating to negotiating framework costs above the estimated $420 million allocation for 2006/07 (resulting from re-profiling the $4.7 billion negotiating framework’s estimated annual costs to match the contract settlement requirements);

•                  $20 million to provide scholarships and internships to support new and existing graduate spaces; and

•                  $12 million for a provincial contribution to complete the implementation of PRIME (Police Records Information Management Environment).

See Table 4.3 for a complete list of notional Contingencies vote allocations.

Table 4.3   2006/07 Pressures Notionally Allocated to the Contingencies Vote

($ millions)
K–12 education service improvements	86
Supportive housing projects	38
K–12 – Ready Report	37
Coastal economic development and conservation	30
Post secondary scholarships and internships	20
Higher ongoing negotiating framework settlement costs in 2006/07	20
Policing - PRIME implementation	12
Major court trials	9
LocalMotion	7
Vancouver Island Gas Pipeline Assistance Agreement – adjustments to reflect the latest natural gas price forecast	4
Blueberry River First Nation Economic Benefits Agreement	3
BC Ferry Services – accelerated vessel replacement for northern routes	1
Subtotal	267
Unallocated	53
Total contingencies budget	320

Capital Spending and Provincial Debt

Updated capital spending of $4.5 billion is $442 million lower than the second Quarterly Report forecast and $310 million lower than the Budget 2006 amount. The change from the second Quarterly Report is mainly due to slower than expected spending on post-secondary education and health facilities and electricity distribution projects, lower spending for gaming equipment, and a lower contingency for capital spending.

Table 4.4 Budget 2006 and Quarterly Updates – Capital Spending and Provincial Debt

		First	Second	Third
	February 21	Quarterly	Quarterly	Quarterly
($ millions)	Budget	Report	Report	Report

Capital spending
Taxpayer-supported	3,488	3,749	3,770	3,468
Self-supported	1,338	1,229	1,188	1,048
Total capital spending	4,826	4,978	4,958	4,516
Provincial Debt
Taxpayer-supported	27,883	27,902	26,338	26,545
Self-supported	7,857	7,661	7,612	7,507
Forecast allowance	850	550	550	300
Total provincial debt	36,590	36,113	34,500	34,352
Taxpayer-supported debt as a per cent of GDP	15.8%	15.7%	14.7%	14.8%
Total provincial debt as a per cent of GDP	20.7%	20.3%	19.3%	19.2%

Significant changes since the second Quarterly Report are shown in Table 4.5. Further details on capital spending are shown in Table 4.12. Information on updated forecasts for major capital projects (those with multi-year budgets totaling $50 million or more) is provided in Table 4.13.

Provincial debt is forecast to total $34.4 billion at year-end ($2.2 billion below the Budget 2006 amount), while taxpayer-supported debt is expected to total $26.5 billion ($1.3 billion below budget).

The total debt forecast is $148 million lower than forecast in the second Quarterly Report mainly due to lower capital spending for post-secondary education and health facilities, and power generation projects, and a reduced forecast allowance, partially offset by the Housing Endowment Fund investments and higher working capital requirements for government operating purposes (see Table 4.5).

Total debt represents 19.2 per cent of provincial GDP, while taxpayer-supported debt is to 14.8 per cent of GDP. The debt to GDP ratios forecast in the Budget 2006 for total and taxpayer-supported debt were 20.7 per cent and 15.8 per cent respectively. The improvements in the debt to GDP ratios reflect lower than expected debt balances and stronger than forecast GDP.

Further information on the debt forecast is shown in Table 4.14.

Table 4.5   Capital Spending and Provincial Debt Update Since the Second Quarterly Report

		Updated
($ millions)	Change	Forecast
Budget 2006 capital spending (February 21, 2006)		4,826
Taxpayer-supported changes up to the second Quarterly Report	282
Self-supported changes up to the second Quarterly Report	(150)	132
2006/07 updated capital spending – second Quarterly Report		4,958
Taxpayer-supported changes
Post-secondary education facilities – slower than expected spending	(99)
Health facilities – slower than expected spending	(76)
Capital spending contingencies – reduced uncertainty for projects in 2006/07	(115)
Other	(12)	(302)
Self-supported changes
BC Hydro – slower than expected spending on electricity distribution projects	(78)
BC Lotteries – lower spending for gaming equipment	(32)
Other	(30)	(140)
2006/07 updated capital spending – third Quarterly Report		4,516

Budget 2006 total provincial debt (February 21, 2006)		36,590
Taxpayer-supported debt changes up to the second Quarterly Report	(1,545)
Self-supported debt changes up to the second Quarterly Report	(245)
Forecast allowance decrease	(300)	(2,090)
2006/07 updated total provincial debt – second Quarterly Report		34,500
Taxpayer-supported debt changes
Government operating – Housing Endowment Fund	250
Government operating – other, mainly higher working capital requirements	68
Post-secondary facilities – lower capital spending	(37)
Health facilities – mainly lower capital spending	(87)
Other	13	207
Self-supported debt changes
BC Hydro – mainly lower capital spending	(101)
BC Transmission – mainly lower capital spending	(4)	(105)
Debt forecast allowance adjustment to mirror operating statement change		(250)
Total third Quarterly Report changes		(148)
2006/07 updated total provincial debt – third Quarterly Report		34,352

Table 4.6   2006/07 Operating Statement

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

Taxpayer-supported programs and agencies:
Revenue	25,160	25,968	808	24,437	33,393	35,464	2,071	33,749
Expense	(24,653)	(24,109)	544	(22,501)	(33,914)	(34,600)	(686)	(32,177)
Negotiating Framework incentive payments	—	(244)	(244)	—	—	(290)	(290)	(710)
Taxpayer-supported balance	507	1,615	1,108	1,936	(521)	574	1,095	862
Commercial Crown corporation income	1,549	2,125	576	1,679	1,971	2,576	605	2,198
Surplus before forecast allowance	2,056	3,740	1,684	3,615	1,450	3,150	1,700	3,060
Forecast allowance	—	—	—	—	(850)	(300)	550	—
Surplus	2,056	3,740	1,684	3,615	600	2,850	2,250	3,060

Table 4.7   2006/07 Forecast Update – Changes from Budget 2006

($ millions)	Changes	Updated Forecast

Budget 2006 Surplus (February 21, 2006)		600
Revenue increases (decreases):
Personal income tax:
– Prior-year adjustment – stronger 2005 tax assessments	385
– Base – higher 2005 base and improved 2006 economic growth	470
Corporate income tax – higher 2005 and prior year tax results	196
Social service tax – higher 2005/06 results and stronger 2006 economic growth	342
Fuel tax – lower sales volumes resulting from high pump prices	(23)
Tobacco tax – stronger year-to-date sales and one-time inventory build up	55
Property tax – higher property tax base	33
Property transfer tax – strong housing market	175
Insurance premium tax higher 2005/06 results and improved growth in 2006/07	21
Natural gas royalties – lower natural gas prices	(885)
Other energy and mineral sources – higher metal prices, average bid price and volumes sold for Crown land drilling rights, partially offset by lower electricity prices	57
Forest revenue – border tax and logging tax up, partially offset by lower stumpage revenue	210
Medical Services Plan revenue – higher 2005/06 results and less premium assistance take-up	70
Investment earnings – mainly higher investment balances	128
Federal transfers:
Health and social transfers – higher net tax point entitlement and includes $40 million for prior-years	73
One-time trusts	408
Other transfers – increased ministry recoveries for Canada Study Grants and the Millennium Scholarship Fund and direct post-secondary research grant funding	200
All other taxpayer supported changes	156
Commercial Crown corporation net income:
BC Hydro – primarily impact of lower energy costs and regulatory transfers	382
ICBC – primarily higher premium revenue and investment income	190
Other Crown corporation changes – mainly higher LDB and BCLC income partially offset by a change in the timing of BCRC asset dispositions	33
Total revenue changes		2,676
Less: expense increases (decreases):
Negotiating Framework incentive payments (for contracts ratified after March 31, 2006)(1)	290
Forest fire costs	120
MOPD debt servicing savings	(46)
CRF expense changes	364
Increased ministry expenditures recoverable mainly from the federal government	380
Service delivery agencies self-funded expenses:
School districts – revised spending estimates for additional staffing	52
Post-secondary institutions – primarily additional faculty and research	38
Health authorities – increases in health care and staffing levels	158
Other service delivery agencies net spending changes	(16)
Total expense changes		976
Subtotal		1,700
Forecast allowance decrease		550
Net change		2,250
2006/07 surplus – third Quarterly Report		2,850

(1)          Budget 2006 assumed the entire $1.0 billion for incentive payments in the negotiating framework was available in 2005/06.  All negotiations for contracts expiring before March 31, 2006 were successfully concluded, and incentive payments totaling $710 million were made in 2005/06. The remaining $290 million was made available in 2006/07 and is being funded from the Contingencies vote. The Contingencies vote will be adjusted to meet all required allocations through a Supplementary Estimate when the legislature resumes sitting.

Table 4.8   2006/07 Revenue by Source

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Taxation
Personal income	4,317	4,965	648	4,261	5,847	6,702	855	5,838
Corporate income	988	952	(36)	851	1,337	1,533	196	1,426
Social service	3,357	3,648	291	3,242	4,374	4,716	342	4,367
Fuel	704	684	(20)	685	923	900	(23)	911
Tobacco	540	597	57	544	690	745	55	701
Property	1,275	1,288	13	1,273	1,726	1,759	33	1,718
Property transfer	592	734	142	657	750	925	175	843
Other	427	463	36	448	571	597	26	625
	12,200	13,331	1,131	11,961	16,218	17,877	1,659	16,429
Natural resources
Natural gas royalties	1,765	907	(858)	1,527	2,277	1,392	(885)	1,921
Columbia River Treaty	260	178	(82)	252	335	235	(100)	319
Other energy, metals and minerals	605	721	116	601	808	965	157	797
Forests	651	736	85	801	1,083	1,293	210	1,214
Water and other resources	524	266	(258)	228	349	339	(10)	316
	3,805	2,808	(997)	3,409	4,852	4,224	(628)	4,567
Other revenue
Medical Services Plan premiums	1,061	1,119	58	1,107	1,414	1,484	70	1,467
Post-secondary education fees	690	656	(34)	671	923	922	(1)	892
Other health-care related fees	150	161	11	156	191	211	20	204
Motor vehicle licences and permits	310	323	13	307	409	419	10	403
Other fees and licences	468	501	33	476	685	736	51	683
Investment earnings	608	710	102	677	819	947	128	948
Sales of goods and services	490	505	15	551	647	676	29	765
Miscellaneous	1,118	1,176	58	955	1,506	1,558	52	1,605
	4,895	5,151	256	4,900	6,594	6,953	359	6,967
Contributions from the federal government
Health and social transfers	3,268	3,302	34	3,126	4,403	4,476	73	4,220
Equalization	344	345	1	442	459	459	—	590
Other federal contributions	648	1,031	383	599	867	1,475	608	976
	4,260	4,678	418	4,167	5,729	6,410	681	5,786
Taxpayer-supported programs and agencies	25,160	25,968	808	24,437	33,393	35,464	2,071	33,749
Commercial Crown corporation net income
BC Hydro	99	380	281	250	18	400	382	266
Liquor Distribution Branch	638	677	39	633	798	821	23	800

BC Lotteries (net of payments to the federal government)	699	762	63	689	932	981	49	914
BCRC (1)	38	18	(20)	(24)	84	38	(46)	10
ICBC (2)	69	265	196	101	131	321	190	191
Other	6	23	17	30	8	15	7	17
	1,549	2,125	576	1,679	1,971	2,576	605	2,198
Total revenue	26,709	28,093	1,384	26,116	35,364	38,040	2,676	35,947

(1)          The year-to-date figures reflect BCRC’s budget and results for the April to December period. The full year forecast represents BCRC’s earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is: 2006 (budget) – $84 million; 2006 (revised forecast) – $67 million.

(2)          The year-to-date figures reflect ICBC’s budget and results for the April to December period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is: 2006 (budget) – $131 million; 2006 (revised forecast) – $350 million.

Table 4.9   2006/07 Expense by Ministry, Program and Agency

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Advanced Education	1,478	1,499	21	1,417	1,982	1,982	—	1,865
Education	3,873	3,863	(10)	3,683	5,196	5,196	—	5,073
Health (1)	8,947	8,810	(137)	8,266	11,910	11,910	—	11,414
Subtotal	14,298	14,172	(126)	13,366	19,088	19,088	—	18,352
Office of the Premier	10	9	(1)	7	12	12	—	10
Aboriginal Relations and Reconciliation	25	25	—	24	33	33	—	33
Agriculture and Lands	98	100	2	71	226	226	—	170
Attorney General	363	351	(12)	343	476	476	—	452
Children and Family Development	1,341	1,277	(64)	1,168	1,836	1,836	—	1,635
Community Services	230	193	(37)	186	267	267	—	258
Economic Development	223	160	(63)	162	310	310	—	437
Employment and Income Assistance	1,021	955	(66)	958	1,369	1,369	—	1,327
Energy, Mines and Petroleum Resources	58	60	2	60	77	77	—	67
Environment	137	131	(6)	113	194	194	—	177
Finance	69	55	(14)	54	84	84	—	67
Forests and Range	659	744	85	549	933	1,053	120	815
Labour and Citizens’ Services	151	131	(20)	133	206	206	—	188
Public Safety and Solicitor General	410	409	(1)	414	548	548	—	515
Small Business and Revenue	35	47	12	29	45	45	—	44
Tourism, Sport and the Arts (1)	135	134	(1)	145	209	209	—	179
Transportation	629	624	(5)	604	839	839	—	829
Total ministries and Office of the Premier	19,892	19,577	(315)	18,386	26,752	26,872	120	25,555
Legislation	36	35	(1)	32	51	51	—	46
Officers of the Legislature	21	17	(4)	36	27	27	—	42
BC Family Bonus	18	18	—	29	23	23	—	37
Management of public funds and debt	458	431	(27)	456	618	572	(46)	593
Contingencies – new programs	—	53	53	1	320	320	—	320
Contingencies – Negotiating Framework	165	—	(165)	—	420	420	—	—
Other appropriations	(7)	(15)	(8)	(20)	9	9	—	(3)
Subtotal	20,583	20,116	(467)	18,920	28,220	28,294	74	26,590
First Nations New Relationships Fund	—	—	—	—	—	—	—	100
Consolidated revenue fund expense before Negotiating Framework incentive	20,583	20,116	(467)	18,920	28,220	28,294	74	26,690
Negotiating Framework incentive payments	—	244	244	—	—	290	290	710
Total consolidated revenue fund expense	20,583	20,360	(223)	18,920	28,220	28,584	364	27,400
Expenses recovered from external entities	1,264	1,439	175	1,219	1,685	2,065	380	1,841
Grants to service delivery agencies and other internal transfers:
School districts	(3,426)	(3,437)	(11)	(3,263)	(4,490)	(4,673)	(183)	(4,345)
Universities	(799)	(854)	(55)	(797)	(1,069)	(1,145)	(76)	(1,108)
Colleges, university colleges, and institutes	(566)	(623)	(57)	(592)	(755)	(820)	(65)	(833)
Health authorities and hospital societies	(6,005)	(6,204)	(199)	(5,626)	(7,937)	(8,156)	(219)	(7,707)
Children and family development agencies	(454)	(468)	(14)	(268)	(606)	(628)	(22)	(445)
Other service delivery agencies	(506)	(529)	(23)	(775)	(674)	(795)	(121)	(1,147)
	(11,756)	(12,115)	(359)	(11,321)	(15,531)	(16,217)	(686)	(15,585)
Service delivery agency expense:
School districts	3,477	3,569	92	3,222	4,864	5,099	235	4,612
Universities	1,866	1,852	(14)	1,773	2,532	2,661	129	2,449
Colleges, university colleges, and institutes	952	940	(12)	903	1,281	1,331	50	1,252
Health authorities and hospital societies (2)	6,461	6,637	176	6,032	8,456	8,833	377	8,289
Children and family development agencies/authorities	454	461	7	264	605	628	23	441
Other service delivery agencies	1,352	1,210	(142)	1,489	1,802	1,906	104	2,188
	14,562	14,669	107	13,683	19,540	20,458	918	19,231
Net spending of service delivery agencies	2,806	2,554	(252)	2,362	4,009	4,241	232	3,646
Total taxpayer-supported expense	24,653	24,353	(300)	22,501	33,914	34,890	976	32,887

(1)          The 2005/06 actuals and 2006/07 budget have been restated to reflect the transfer of the ActNow BC initiative from the Ministry of Health to the Ministry of Tourism, Sport and the Arts.

(2)          Excludes inter-entity transactions among health authorities and hospital societies.

Table 4.10   2006/07 Expense By Function

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Health	9,454	9,446	(8)	8,940	12,833	12,944	111	12,414
Education	6,959	7,015	56	6,238	9,162	9,346	184	8,943
Social services	2,100	2,031	(69)	1,921	3,040	3,030	(10)	2,724
Protection of persons and property	968	928	(40)	905	1,301	1,287	(14)	1,379
Transportation	878	857	(21)	874	1,173	1,273	100	1,196
Natural resources and economic development	988	1,050	62	893	1,483	1,679	196	1,599
Other	773	703	(70)	669	1,213	1,280	67	1,096
Contingencies: new programs	—	53	53	1	320	320	—	—
Negotiating Framework	165	—	(165)	—	420	420	—	—
General government	647	346	(301)	424	665	765	100	644
Interest	1,721	1,680	(41)	1,636	2,304	2,256	(48)	2,182
Subtotal	24,653	24,109	(544)	22,501	33,914	34,600	686	32,177
Negotiating Framework incentive payments (1)	—	244	244	—	—	290	290	710
Total expense	24,653	24,353	(300)	22,501	33,914	34,890	976	32,887

(1)

The year-to-date negotiating framework incentive payments have been funded through the Contingencies vote. The Contingencies vote will be adjusted to meet all required allocations through a Supplementary Estimate when the legislature resumes sitting.

Table 4.11   2006/07 Service Delivery Agency Operating Results (1)

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

School districts
Revenue	3,719	3,804	85	3,556	4,880	5,157	277	4,812
Expense	(3,477)	(3,569)	(92)	(3,222)	(4,864)	(5,099)	(235)	(4,612)
	242	235	(7)	334	16	58	42	200
Accounting adjustments	24	34	10	(25)	42	30	(12)	24
Net impact	266	269	3	309	58	88	30	224

Universities
Revenue	1,921	1,896	(25)	1,858	2,566	2,700	134	2,634
Expense	(1,866)	(1,852)	14	(1,773)	(2,532)	(2,661)	(129)	(2,449)
	55	44	(11)	85	34	39	5	185
Accounting adjustments	36	22	(14)	60	47	48	1	93
Net impact	91	66	(25)	145	81	87	6	278

Colleges, university colleges, and institutes
Revenue	951	1,024	73	959	1,264	1,339	75	1,291
Expense	(952)	(940)	12	(903)	(1,281)	(1,331)	(50)	(1,252)
	(1)	84	85	56	(17)	8	25	39
Accounting adjustments	(1)	12	13	11	6	14	8	40
Net impact	(2)	96	98	67	(11)	22	33	79

Health authorities and hospital societies
Revenue	6,461	6,621	160	6,048	8,456	8,795	339	8,291
Expense	(6,461)	(6,637)	(176)	(6,032)	(8,456)	(8,833)	(377)	(8,289)
	—	(16)	(16)	16	—	(38)	(38)	2
Accounting adjustments	(32)	19	51	5	1	(40)	(41)	16
Net impact	(32)	3	35	21	1	(78)	(79)	18

Children and family development agencies (2)
Revenue	454	466	12	262	605	629	24	441
Expense	(454)	(461)	(7)	(264)	(605)	(628)	(23)	(441)
	—	5	5	(2)	—	1	1	—
Accounting adjustments	—	3	3	6	1	1	—	4
Net impact	—	8	8	4	1	2	1	4

BC Transportation Financing Authority
Revenue	465	468	3	477	620	609	(11)	657
Expense	(425)	(423)	2	(440)	(567)	(591)	(24)	(604)
	40	45	5	37	53	18	(35)	53
Accounting adjustments	(116)	(132)	(16)	(129)	(155)	(155)	—	(168)
Net impact	(76)	(87)	(11)	(92)	(102)	(137)	(35)	(115)

British Columbia Buildings Corporation
Revenue	—	—	—	312	—	—	—	452
Expense	—	—	—	(274)	—	—	—	(398)
	—	—	—	38	—	—	—	54
Accounting adjustments	—	(12)	(12)	(7)	—	(12)	(12)	(7)
Net impact	—	(12)	(12)	31	—	(12)	(12)	47

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

British Columbia Housing Management Commission
Revenue	284	230	(54)	205	379	464	85	343
Expense	(284)	(226)	58	(202)	(379)	(464)	(85)	(343)
	—	4	4	3	—	—	—	—
Accounting adjustments	(3)	20	23	62	(4)	(15)	(11)	5
Net impact	(3)	24	27	65	(4)	(15)	(11)	5

British Columbia Transit
Revenue	119	100	(19)	92	159	168	9	155
Expense	(119)	(100)	19	(92)	(159)	(168)	(9)	(155)
	—	—	—	—	—	—	—	—
Accounting adjustments	—	8	8	(7)	—	6	6	6
Net impact	—	8	8	(7)	—	6	6	6

Tourism British Columbia
Revenue	44	49	5	47	58	58	—	58
Expense	(44)	(31)	13	(30)	(58)	(58)	—	(57)
	—	18	18	17	—	—	—	1
Accounting adjustments	5	6	1	(1)	6	6	—	(1)
Net impact	5	24	19	16	6	6	—	—

Other service delivery agencies
Revenue	486	468	(18)	469	646	646	—	711
Expense	(480)	(430)	50	(451)	(639)	(625)	14	(631)
	6	38	32	18	7	21	14	80
Accounting adjustments	75	95	20	105	100	126	26	99
Net impact	81	133	52	123	107	147	40	179

Total net impact	330	532	202	682	137	116	(21)	725

Total service delivery agency operating results:
Revenue	14,904	15,126	222	14,285	19,633	20,565	932	19,845
Accounting adjustments	(22)	67	89	75	31	(1)	(32)	105
	14,882	15,193	311	14,360	19,664	20,564	900	19,950

Expense	(14,562)	(14,669)	(107)	(13,683)	(19,540)	(20,458)	(918)	(19,231)
Accounting adjustments	10	8	(2)	5	13	10	(3)	6
	(14,552)	(14,661)	(109)	(13,678)	(19,527)	(20,448)	(921)	(19,225)
Total net impact	330	532	202	682	137	116	(21)	725

(1)	Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

(2)	The amount of funding to be transferred, and the timing of the transfer, will be based on an assessment of authority readiness.

Table 4.12   2006/07 Capital Spending

	Year-to-Date to December 31				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Taxpayer-supported
Education
Schools (K–12)	179	253	74	206	252	367	115	286
Post-secondary	628	566	(62)	480	988	817	(171)	790
Health	498	489	(9)	524	666	849	183	848
BC Transportation Financing Authority	619	610	(9)	467	794	890	96	712
Vancouver Convention Centre expansion project	111	77	(34)	62	164	118	(46)	85
Government operating (ministries)	243	126	(117)	117	413	313	(100)	260
Other (1)	33	58	25	70	46	64	18	111
Capital spending contingencies	—	—	—	—	165	50	(115)	—
Total taxpayer-supported	2,311	2,179	(132)	1,926	3,488	3,468	(20)	3,092

Self-supported
BC Hydro	717	556	(161)	440	1,020	843	(177)	610
BC Transmission Corporation	45	30	(15)	12	65	62	(3)	21
Columbia River power projects(2)	26	18	(8)	24	43	25	(18)	30
BC Rail	47	16	(31)	13	62	19	(43)	15
ICBC(3)	36	20	(16)	24	41	32	(9)	27
BC Lotteries	60	29	(31)	54	80	43	(37)	83
Liquor Distribution Branch	24	9	(15)	8	27	24	(3)	19
Total self-supported	955	678	(277)	575	1,338	1,048	(290)	805
Total capital spending	3,266	2,857	(409)	2,501	4,826	4,516	(310)	3,897

(1)

Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

(2)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)	Includes ICBC Properties Ltd.

Table 4.13   2006/07 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the 2006/07 second Quarterly Report .

		Forecast		Cumulative	Spending	Cumulative
	Start	Completion		Spending at	April 1 to	Spending at	Total Project
($ millions)	Date	Date		Mar. 31, 2006 (2) +	Dec. 31	= Dec. 31, 2006	Budget (3)		Forecast (3)
Advanced Education facilities (4)
SFU – Surrey Central City Campus	Mar. 2004	Mar. 2007		54	12	66	70		70
Health facilities (5)
Vancouver General Hospital redevelopment project	Sept. 2000	Aug. 2007	(6)	121	23	144	156		156
Gordon and Leslie Diamond Health Care Centre – previously the Academic Ambulatory Care Centre	Fall 2004	Summer/06		76	19	95	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		97	66	163	316		316
Surrey Outpatient Facility	Spring 2006	Dec. 2009		—	1	1	151		151
Total health facilities				294	109	403	718		718
Transportation
Trans Canada Highway –
– 5 Mile (Yoho) Bridge (4)	May 1999	Fall 2006		40	3	43	44	(7)	44	(7)
– 10 Mile (Park) Bridge (4)	Oct. 2005	Fall 2008		17	25	42	68	(7)	68	(7)
Nisga’a Highway (4)	Aug. 1998	Summer/06		49	3	52	52		52
Pitt River Bridge (4)	Feb. 2006	Fall 2009		4	3	7	108		108	(7)
Sea-to-Sky Highway (4)	April 2003	Winter 2009		179	110	289	600		600	(8)
William R. Bennett Bridge (4)	Mar. 2005	July 2008		32	40	72	144		144
SkyTrain extension	Sept. 1998	June 2006		1,093	3	1,096	1,167		1,099
Total transportation				1,414	187	1,601	2,183		2,115
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		19	16	35	76		76
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Oct. 2009		9	13	22	67		67
– Coquitlam Dam seismic upgrade	Oct. 2003	Jan. 2007		24	16	40	58		58
– Aberfeldie redevelopment	Apr. 2005	Aug. 2008		4	3	7	92		92
– GM Shrum G2–G4 stator replacement	Sept. 2004	Aug. 2010		4	5	9	66		66
– Peace Canyon G1–G4 turbine overhaul	Oct. 2005	Oct. 2009		1	7	8	55		55
BC Transmission Corporation
– System control centre modernization project Feb. 2005		Oct. 2008		12	27	39	133		133
Brilliant Expansion Power Corporation (9)
– Brilliant Dam power expansion	Oct. 2002	June 2007		181	8	189	205		205
Total power generation				254	95	349	752		752
Other
ICBC Properties Ltd.
– Surrey City Centre Mall Ltd	Sept. 1999	Mar. 2007	(10)	260	9	269	312		278
Vancouver Convention Centre expansion project	2003	2008		82	18	100	281		281	(11)
Total other				342	27	369	593		559

(1)

Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)	Total expenditures since commencement of each project.
(3)	Represents sum of annual budgeted expenditures to complete each project.
(4)	Amounts shown exclude interest costs incurred during construction.
(5)

Amounts shown may include cost of construction, equipment, deferred development costs and land, less funding contributed by Regional Hospital Districts, and exclude interest costs incurred during construction.

(6)	Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.
(7)	Amount represents the provincial portion of this cost-shared project with the federal government.
(8)

Represents capital construction costs before the addition of enhanced rehabilitation and safety features. The total estimated outlays (including both capital construction and operating activities) for the project over 25 years is $1.983 billion, which assumes 2 per cent inflation per year and maximum performance payments.

(9)	A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.
(10)	The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.
(11)

Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry. An additional $8 million is reflected in 2008/09 to meet the escalated cost of contracts to meet the project’s current schedule. Further work is underway to review the impact of higher than expected contruction costs on the project. Preliminary estimates of an updated project cost are in the range of $800 million depending upon the contract model selected.

Table 4.14   2006/07 Provincial Debt (1)

	Balance	Balance at December 31, 2006				Forecast at March 31, 2007
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2006	Change (2)	Actual	Budget	Variance	Change (2)	Forecast	Budget	Variance
Taxpayer-supported debt
Provincial government operating	11,888	(2,090)	9,798	11,264	(1,466)	(2,078)	9,810	10,982	(1,172)
Other taxpayer-supported debt (mainly capital)
Education (3)
Schools	4,588	109	4,697	4,690	7	146	4,734	4,727	7
Post-secondary institutions	2,688	204	2,892	2,957	(65)	283	2,971	3,038	(67)
	7,276	313	7,589	7,647	(58)	429	7,705	7,765	(60)
Health (3)	2,447	221	2,668	2,922	(254)	419	2,866	3,041	(175)
Highways and public transit
BC Transportation Financing
Authority	2,686	341	3,027	3,189	(162)	675	3,361	3,320	41
BC Transit	80	14	94	81	13	4	84	76	8
Public transit	904	(2)	902	906	(4)	(3)	901	905	(4)
SkyTrain extension	1,145	2	1,147	1,154	(7)	5	1,150	1,156	(6)
	4,815	355	5,170	5,330	(160)	681	5,496	5,457	39
Other
BC Buildings	246	(246)	—	—	—	(246)	—	—	—
Social housing (4)	189	(8)	181	218	(37)	101	290	227	63
Homeowner Protection Office	110	(3)	107	157	(50)	14	124	163	(39)
Other (5)	204	27	231	207	24	50	254	248	6
	749	(230)	519	582	(63)	(81)	668	638	30
Total other taxpayer-supported	15,287	659	15,946	16,481	(535)	1,448	16,735	16,901	(166)
Total taxpayer-supported debt	27,175	(1,431)	25,744	27,745	(2,001)	(630)	26,545	27,883	(1,338)
Self-supported debt
Commercial Crown corporations
BC Hydro	6,892	355	7,247	7,418	(171)	329	7,221	7,541	(320)
BC Transmission Corporation	37	—	37	67	(30)	10	47	77	(30)
Columbia River power projects (6)	247	(11)	236	247	(11)	(11)	236	236	—
Liquor Distribution Branch	5	(1)	4	4	—	(2)	3	3	—
Total self-supported debt	7,181	343	7,524	7,736	(212)	326	7,507	7,857	(350)
Forecast allowance	—	—	—	—	—	300	300	850	(550)
Total provincial debt	34,356	(1,088)	33,268	35,481	(2,213)	(4)	34,352	36,590	(2,238)

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

(3)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(4)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.
(5)

Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

(6)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Table 4.15   2006/07 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	December 31,	March 31,
($ millions)	2006	2006	2007
Financial assets
Cash and temporary investments	3,901	3,247	3,053
Other financial assets	6,940	7,247	7,999
Sinking funds	4,059	3,945	3,796
Investments in commercial Crown corporations:
Retained earnings	3,422	4,108	3,869
Recoverable capital loans	6,916	7,272	7,256
	10,338	11,380	11,125
	25,238	25,819	25,973
Liabilities
Accounts payable and accrued liabilities	7,218	6,301	7,251
Deferred revenue	5,674	5,777	5,860
Debt:
Taxpayer-supported debt	27,175	25,744	26,545
Self-supported debt	7,181	7,524	7,507
Forecast allowance	—	—	300
Total provincial debt	34,356	33,268	34,352
Add: debt offset by sinking funds	4,059	3,945	3,796
Less : guarantees and non-guaranteed debt	(379)	(360)	(370)
Financial statement debt	38,036	36,853	37,778
	50,928	48,931	50,889
Net liabilities	(25,690)	(23,112)	(24,916)
Capital and other non-financial assets
Tangible capital assets	24,744	25,849	26,820
Other non-financial assets	847	904	847
	25,591	26,753	27,667
Accumulated surplus (deficit)	(99)	3,641	2,751

Changes in Financial Position

	Year-to-Date	Forecast
	December 31,	March 31,
($ millions)	2006	2007
Change in accumulated deficit:
Surplus for the period	(3,740)	(2,850)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	2,179	3,468
Less: amortization and other accounting changes	(1,074)	(1,392)
Change in net capital assets	1,105	2,076
Increase (decrease) in other non-financial assets	57	—
	1,162	2,076
Increase (decrease) in net liabilities	(2,578)	(774)
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(654)	(848)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	686	447
Self-supported capital investments	678	1,048
Less: loan repayments and other accounting changes	(322)	(708)
	1,042	787
Other working capital changes	1,007	577
	1,395	516
Increase (decrease) in financial statement debt	(1,183)	(258)
(Increase) decrease in sinking fund debt	114	263
Increase (decrease) in guarantees and non-guaranteed debt	(19)	(9)
Increase (decrease) in total provincial debt	(1,088)	(4)

APPENDICES

A1: Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system rather than through voted budget appropriations. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix outlines major tax expenditures for the 2006/07 fiscal year. It does not include tax expenditures introduced or expanded in Budget 2007. These are described in Part 2: Tax Measures.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the provincial sales tax credit, which is delivered through the income tax system. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process in order to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some expenditure programs that are intended to provide tax relief for low income earners may, in reality, confer the greatest benefit on high income earners who pay the most taxes. Sales tax exemptions, for example, often provide a greater absolute benefit to those with higher incomes because they have more to spend on consumer products. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits and exemptions are classed as tax expenditures. Three criteria were used to choose those features of the tax system that should be reported as tax expenditures.

First, the emphasis is on tax reductions, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of the tax. The list also does not include items that are generally excluded from a particular tax base. For example, most services are excluded from provincial sales taxes, which are primarily designed to apply to purchases of goods.

Second, revenues raised under provincial government authority that are turned over to agencies outside of government are not reported as tax expenditures in this appendix. This includes, for example, the hotel room tax revenues transferred to Tourism BC.

Third, smaller items of less than $2 million are not included. Where practical, smaller items have been presented together as an aggregate figure.

British Columbia Tax Expenditure Programs

The following tables report 2006/07 tax expenditure estimates.

For presentation purposes, British Columbia tax expenditures have been broken into three broad categories.

•                  Social and Income Transfer Programs (Table A1.1): These include tax expenditures that are offered as part of government’s mix of health, education, housing, income transfer and family related programs. Examples include the BC Family Bonus, the home owner grant, the sales tax exemption for children’s clothing and the income tax credit for medical expenses.

•                  Economic Development and Business Assistance Programs (Table A1.2): This category includes tax preferences for small businesses and measures to encourage new private sector investment.

•                  Environmental Protection Programs (Table A1.3): There are relatively few tax expenditures in this category because environmental protection is now generally based on the principle of “polluter pay”, such as the lead-acid battery levy. However, environmental tax expenditures include, for example, a sales tax exemption for bicycles and a fuel tax exemption for certain alternative fuels.

Each category has its own table of tax expenditure estimates. Within each table, the list of tax expenditures delivered through the income tax system has been separated into two sub-categories.

•                  Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•                  Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administrative and compliance costs.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•                  in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•                  eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioural changes which could change the cost over time. In addition, all estimates are recalculated each year using current data sources and using refinements to the methods of estimation which can result in significant changes to the value of a given tax expenditure from prior years’ reports.

Table A1.1 Social and Income Transfer Programs – Tax Expenditure

2006/07
Estimated Cost
($ millions)
Provincial Sales Tax (1)
Exemptions for the following items:
• Food (basic groceries, snack foods, candies, soft drinks and restaurant meals)	880
• Residential fuels (electricity, natural gas, fuel oil, etc.)	192
• Prescription and non-prescription drugs, vitamins and certain other health care products and appliances	166
• Children’s clothing and footwear	32
• Clothing patterns, fabrics and notions	4
• Specified school supplies	52
• Books, magazines and newspapers	62
• Basic telephone and cable service	78
• “1-800” and equivalent telephone services	8
• Specified safety equipment	10
• Labour to repair major household appliances, clothing and footwear	7
• Miscellaneous consumer exemptions (e.g. used clothing under $100)	4
• Livestock for human consumption and feed, seed and fertilizer	43

Personal Income Tax
Provincial Measures
BC Family Bonus (2)	23
Sales tax credit	60
Political contributions tax credit	3
Provincial Non-Refundable Credits: (3)
• Charitable donations tax credit	140
• Tax credits for tuition and education	45
• Tax credits for disabilities and medical expenses	55
• Pension income tax credit	22
• Credit for persons older than 65 years	62
• Married and equivalent-to-married credits	92
• Tax credit for Canada Pension Plan contributions	127
• Tax credit for Employment Insurance premiums paid	48

			2006/07
			Estimated Cost
			($ millions)
Federal Measures (4)
• Deduction and inclusion of alimony and child support payments			5
• Child care expense deduction			28
• Exemption from capital gains up to $500,000 for small businesses and family farms			32
• Deduction for residents of northern and isolated areas			8
• Non-taxation of employer-paid insurance premiums for group private health and welfare plans			133
• Registered Retirement Savings Plans: (5)
• exemption for	– contributions	354
	– investment earnings	290
• taxation of	– withdrawals	(240)
	Total		404
• Registered Pension Plans: (5)
• exemption for	– contributions	486
	– investment earnings	521
• taxation of	– withdrawals	(407)
	Total		600
Corporation Income Tax (6)
Charitable donations deduction			18

School and Rural Area Property Tax (7)
Home Owner Grant			652
Exemption for places of worship			9

Property Transfer Tax
Exemption for first-time home buyers			47
Exemptions for the following:
• Property transfers between related individuals			49
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions			5
• Property transfers to charities registered under the Income Tax Act (Canada)			5

(1)          Estimates of the cost of sales tax measures are based on most current information available.

(2)          The $26 million represents the tax expenditure portion of the program’s cost. The tax expenditure portion represents family bonus payments that effectively reduce the recipient’s personal income tax. The remaining cost of the program, including recoveries and administration costs, of $23 million for 2006/07, is presented in the BC Family Bonus Vote because it represents payments to families which exceed their provincial income tax liabilities. In 2006/07, the total program cost was $46 million.

(3)          Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.

(4)          The estimates show provincial revenue losses only. They are based on estimates of projected federal losses contained in Government of Canada: Tax Expenditures and Evaluations, 2005. British Columbia personal income tax expenditures for the federal measures are based on the amounts claimed by British Columbia residents for the measure and the relevant provincial tax rates for the period. (Prior to 1997 federal tax expenditure reports did not include projections; previous estimates of provincial revenue losses were based on historical federal estimates.) Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

(5)          Registered retirement savings plans and registered pension plans are treated in the same way as in the federal tax expenditure report. The tax expenditure associated with these schemes is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available. However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings. An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

(6)          The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the provincial revenue loss. This is calculated from the federal revenue loss by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate.

(7)          The property tax estimate is for the 2006 calendar year, and includes only school and rural area property taxes levied by the province. The Home Owner Grant cost is shown for the 2006/07 fiscal year.

Table A1.2 Economic Development and Business Assistance Programs – Tax Expenditure

2006/07
Estimated Cost
($ millions)
Fuel Tax
Tax exemption for international flights carrying cargo	2
Tax exemption for family farm trucks (on road)	3
Tax exemption for compressor fuel used to transmit natural gas from wellhead to processing plant	14

Personal Income Tax
Venture capital tax credit	20
Employee venture capital tax credit	4
BC mining flow-through tax credit	8

Corporation Income Tax
Provincial Measures
Film and video tax credit	35
Production services tax credit	95
International financial activities tax refund (1)	2
Scientific Research and Experimental Development Tax Credit	117
Mining Exploration Tax Credit	6

School and Rural Area Property Taxation (2)
Assessment exemption of $10,000 for industrial and business properties	9
Overnight tourist accommodation assessment relief	10
Exemption for property used for pollution abatement (3)	6

(1)          Includes employee income tax refunds.

(2)          Estimates are for the 2006 calendar year and include only school and rural area property taxes levied by the province.

(3)          The property tax exemption for most land and improvements used in pollution abatement equipment was removed for 1997, but existing properties which were exempt in 1996 remain exempt under grandparenting provisions.

Table A1.3 Environmental Protection Programs – Tax Expenditure

2006/07
Estimated Cost
($ millions)
Provincial Sales Tax
Exemptions for the following items:
• Bicycles	8
• Specified energy conservation equipment (1)	12
• Hybrid electric passenger vehicles	5

Fuel Tax
Tax exemption for alternative fuels	17

(1)          Includes only thermal insulation material, polystyrene forming blocks used in construction industry and similar material that prevents heat loss from a building.

Table A2 Interprovincial Comparisons of Tax Rates – 2007

(Rates known as of February 6, 2007)(1)

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia (2)	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
Corporation income tax
(per cent of taxable income) (3)
General Rate	12	10	13	14	14	9.9	12	16	16	14
Manufacturing Rate	12	10	10	14	12	9.9	12	16	16	5
Small Business Rate	4.5	3	4.5	3	5.5	8.0	1	5	5.4	5
Small Business Threshold ($000s)	400	430	450	400	400	400	500	400	400	400
Corporation Capital Tax (4)
Non-financial	Nil	Nil	.6	.3/.5	.3	.525	.25	.25	Nil	Nil
Financial	1.0/3.0	Nil	.7/3.25	3.0	.57	1.2	3.0	4.0	5.0	4.0
Health Care Premiums (5)
Individual/family	54/108	44/88	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Payroll tax (6) (per cent)	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2.0
Insurance premium tax (per cent) (7)	2-4.4	2-3	3-4	2-3	2-3.5	2-3	2-3	3-4	3.5	4
Fuel tax (cents per litre) (8)
Gasoline	14.5	9.0	15.0	11.5	14.7	21.5	17.5	22.5	19.5	23.5
Diesel	15.0	9.0	15.0	11.5	14.3	23.0	24.0	22.0	20.0	24.0
Sales tax (per cent) (9)
General rate	7	Nil	5	7	8	7.5	8	8	10	8
Liquor (10)	10	Nil	10	7	10, 12	7.5	8	8	37.5	8
Meals	Nil	Nil	Nil	7	8	7.5	8	8	10	8
Accommodation	8	4	5	7	5	7.5	8	8	10	8
Tobacco tax (dollars per carton of 200 cigarettes) (11)	35.80	32.00	40.20	39.90	25.95	20.60	28.20	36.30	34.90	41.65

(1)	Rates shown are those known as of February 6, 2007 and that are in effect for 2007.

(2)	British Columbia rates are those announced in the February 20, 2007 Budget.

(3)

Manitoba plans to reduce its general corporate rate to 13 per cent effective July 1, 2008; Quebec’s general corporate rate is reduced to 11.4 per cent effective Janaury 1, 2008 and to 11.9 per cent effective January 1, 2009; and Prince Edward Island’s small business rate is scheduled to be reduced to 1 per cent by 2010 with reductions each April of 1.1 percentage points.

(4)

Ontario has a deduction of $10 million for all corporations; Manitoba has a $5 million deduction and the higher rate applies to corporations with taxable capital in excess of $10 million; Saskatchewan has a $10 million deduction with up to an additional $10 million proportional to wages and salaries paid in the province; Quebec has a $600,000 deduction. Large Saskatchewan resource corporations are assessed a surcharge on the value of Saskatchewan resource sales. Ontario and Quebec have an additional surcharge or compensation tax on financial institutions.

(5)

British Columbia has a two-person rate of $96. British Columbia and Alberta offer premium assistance in the form of lower rates or an exemption from premiums for lower income individuals and families. Ontario and Quebec levy health care contributions as additions to provincial personal income taxes payable.

(6)	Provinces with payroll taxes provide payroll tax relief for small businesses.

(7)

The lower rate applies to premiums for life, sickness and accident insurance; the higher rate applies to premiums for property insurance including automobile insurance. In Ontario, Quebec and Newfoundland specific sales taxes also apply to insurance premiums, except those related to individual life and health.

(8)

Tax rate is for regular fuel used on highways. The British Columbia rate includes 6.75 cents per litre dedicated to the BC Transportation Financing Authority. The rates do not include regional taxes. The tax rates for Quebec, New Brunswick, Nova Scotia and Newfoundland include provincial sales tax based on current pump prices. The rate for PEI includes a 10% tax on the estimated wholesale price.

(9)	The rates shown are statutory rates. Quebec and PEI impose tax on the purchase price including GST.

(10)

In Ontario, sellers of liquor at licensed establishments are generally required to charge sales tax at the rate of 10 per cent; however, rate of 12 per cent applies to liquor purchased at beer manufacturers’ outlets, Brewers Retail stores, government liquor stores and wine stores.

(11)	Includes estimated provincial sales tax where applicable.

Table A3 Comparison of Provincial and Federal Taxes by Province – 2007

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
	($)
Two Income Family of Four - $90,000
1. Provincial Income Tax	3,918	4,799	6,296	7,009	5,007	8,943	6,847	7,047	7,180	8,162
Net Child Benefits	0	28	0	—	0	(1,551)	0	0	—	0
2. Property Tax - Gross	2,814	2,693	4,101	3,486	4,395	3,921	4,019	2,532	2,813	3,504
- Net	2,244	2,693	4,101	3,086	4,395	3,921	4,019	2,532	2,813	3,504
3. Sales Tax	1,184	14	1,205	1,286	1,642	2,057	1,828	1,820	1,873	1,773
4. Fuel Tax	218	135	225	173	221	330	263	338	293	353
5. Provincial Direct Taxes	7,564	7,669	11,827	11,554	11,265	13,700	12,957	11,737	12,159	13,792
6. Health Care Premiums/Payroll Tax	1,296	1,056	—	1,935	1,755	3,834	—	—	—	1,800
7. Total Provincial Tax	8,860	8,725	11,827	13,489	13,020	17,534	12,957	11,737	12,159	15,592
8. Federal Income Tax	9,883	9,883	9,883	9,883	9,883	9,883	9,883	9,883	9,883	9,883
9. Net Federal GST	1,462	1,528	1,425	1,396	1,451	1,496	1,371	1,365	1,463	1,330
10. Total Tax	20,205	20,136	23,135	24,768	24,354	28,913	24,211	22,985	23,505	26,805

Two Income Family of Four - $60,000
1. Provincial Income Tax	1,835	2,253	3,339	3,751	2,327	4,574	3,703	3,711	4,018	4,475
Net Child Benefits	0	28	0	—	0	(2,651)	0	0	—	0
2. Property Tax - Gross	2,163	1,901	2,563	2,499	2,999	2,801	2,053	1,789	2,237	2,196
- Net	1,593	1,901	2,563	2,099	2,999	2,801	2,053	1,789	2,237	2,196
3. Sales Tax	925	12	959	1,028	1,308	1,762	1,457	1,457	1,490	1,423
4. Fuel Tax	218	135	225	173	221	330	263	338	293	353
5. Provincial Direct Taxes	4,571	4,329	7,086	7,051	6,855	6,816	7,476	7,295	8,038	8,447
6. Health Care Premiums/Payroll Tax	1,296	1,056	—	1,290	1,170	2,556	—	—	—	1,200
7. Total Provincial Tax	5,867	5,385	7,086	8,341	8,025	9,372	7,476	7,295	8,038	9,647
8. Federal Income Tax	5,219	5,219	5,219	5,219	5,219	5,219	5,219	5,219	5,219	5,219
9. Net Federal GST	1,143	1,249	1,134	1,116	1,156	1,281	1,093	1,093	1,164	1,068
10. Total Tax	12,229	11,853	13,439	14,676	14,400	15,872	13,788	13,607	14,421	15,934

Two Income Family of Four - $30,000
1. Provincial Income Tax	0	0	667	543	249	(468)	1,162	851	1,136	1,444
Net Child Benefits	0	(891)	0	—	(287)	(3,136)	0	0	—	0
2. Property Tax - Gross	2,163	1,901	2,563	2,499	2,999	2,801	2,053	1,789	2,237	2,196
- Net	1,593	1,901	2,563	2,099	2,999	2,801	2,053	1,789	2,237	2,196
3. Sales Tax	684	9	699	757	946	1,450	1,045	1,058	1,080	1,032
4. Fuel Tax	145	90	150	115	147	220	175	225	195	235
5. Provincial Direct Taxes	2,422	1,109	4,079	3,514	4,054	867	4,435	3,923	4,648	4,907
6. Health Care Premiums/Payroll Tax	0	263	—	645	585	1,278	—	—	—	600
7. Total Provincial Tax	2,422	1,372	4,079	4,159	4,639	2,145	4,435	3,923	4,648	5,507
8. Federal Income Tax	1,337	1,337	1,337	1,337	1,337	1,337	1,337	1,337	1,337	1,337
9. Net Federal GST	121	272	102	98	112	331	60	70	119	50
10. Total Tax	3,880	2,981	5,518	5,594	6,088	3,813	5,832	5,330	6,104	6,894

Unattached Individual - $25,000
1. Provincial Income Tax	610	670	1,469	1,120	947	956	1,345	1,288	1,443	1,557
2. Property Tax	—	—	—	—	—	—	—	—	—	—
3. Sales Tax	394	5	410	466	574	755	671	673	721	661
4. Fuel Tax	145	90	150	115	147	220	175	225	195	235
5. Provincial Direct Taxes	1,149	765	2,029	1,701	1,668	1,931	2,191	2,186	2,359	2,453
6. Health Care Premiums/Payroll Tax	259	528	—	538	488	1,065	—	—	—	500
7. Total Provincial Tax	1,408	1,293	2,029	2,239	2,156	2,996	2,191	2,186	2,359	2,953
8. Federal Income Tax	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892	1,892
9. Net Federal GST	174	184	151	161	164	193	141	143	175	134
10. Total Tax	3,474	3,369	4,072	4,292	4,212	5,081	4,224	4,221	4,426	4,979

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
	($)
Unattached Individual - $80,000
1. Provincial Income Tax	4,812	5,556	7,549	8,173	5,950	10,527	8,196	8,549	8,612	9,674
2. Property Tax - Gross	1,322	1,711	3,930	2,460	2,925	3,921	2,225	3,797	2,062	2,383
- Net	752	1,711	3,930	2,060	2,925	3,921	2,225	3,797	2,062	2,383
3. Sales Tax	1,004	12	1,031	1,123	1,454	1,676	1,640	1,623	1,755	1,571
4. Fuel Tax	218	135	225	173	221	330	263	338	293	353
5. Provincial Direct Taxes	6,786	7,414	12,735	11,529	10,550	16,454	12,324	14,307	12,722	13,981
6. Health Care Premiums/Payroll Tax	648	528	—	1,720	1,560	3,408	—	—	—	1,600
7. Total Provincial Tax	7,434	7,942	12,735	13,249	12,110	19,862	12,324	14,307	12,722	15,581
8. Federal Income Tax	11,928	11,928	11,928	11,928	11,928	11,928	11,928	11,928	11,928	11,928
9. Net Federal GST	1,369	1,402	1,289	1,260	1,331	1,234	1,230	1,218	1,306	1,178
10. Total Tax	20,731	21,272	25,952	26,437	25,369	33,024	25,482	27,453	25,956	28,687
Senior Couple with Equal Pension Incomes - $30,000
1. Provincial Income Tax	0	0	0	(400)	(698)	(836)	160	349	386	446
2. Property Tax - Gross	2,163	1,901	2,563	2,499	2,999	2,801	2,053	1,789	2,237	2,196
- Net	1,318	1,901	2,563	2,099	2,999	2,801	2,053	1,789	2,237	2,196
3. Sales Tax	727	8	730	830	981	1,360	1,194	1,253	1,244	1,205
4. Fuel Tax	145	90	150	115	147	220	175	225	195	235
5. Provincial Direct Taxes	2,190	1,999	3,443	2,644	3,429	3,545	3,582	3,616	4,062	4,082
6. Health Care Premiums/Payroll Tax	230	0	—	—	—	—	—	—	—	—
7. Total Provincial Tax	2,420	1,999	3,443	2,644	3,429	3,545	3,582	3,616	4,062	4,082
8. Federal Income Tax	0	0	0	0	0	0	0	0	0	0
9. Net Federal GST	510	504	451	497	456	528	422	466	524	429
10. Total Tax	2,930	2,503	3,894	3,141	3,885	4,073	4,004	4,082	4,586	4,511

Personal Income Tax

•                  Income tax is based on basic personal credits, applicable provincial credits, and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000, the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple. Contributions to the Quebec Health Services Fund are included in Quebec personal income tax.

Net Child Benefits

•                  Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Bonus), Alberta (Family Employment Credit), Saskatchewan (Child Benefit), Ontario (Child Care Supplement for Working Families), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland (Child Benefit). In addition, the Alberta government has chosen to vary the amount of the basic federal child tax benefit that its residents receive (shown as a net amount).

Property Tax

•                  The method used to determine property tax estimates in the tables has changed from prior years’ methods. As a result, property taxes are not comparable to other years. It is assumed that the individual at $25,000 rents accommodation; the family at $30,000 and at $55,000 and the senior couple own bungalows; the family at $90,000 owns a two-story executive style home; and the single at $80,000 owns a luxury condominium in a major city for each province. Net local and provincial property taxes are estimate as taxes owing after credits provided through the property tax system are subtracted.

Sales and Fuel Tax Estimates

•                  Includes sales tax on meals, liquor and accommodation. Estimates are based on expenditure patterns from the Survey of Household Spending in 2001. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated by the family expenditure survey. The provincial retail sales tax and the federal goods and services tax (GST) components of these expenditures are then calculated. GST estimates have been reduced by the GST credit, where applicable.

•                  Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the single at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

Health Care Premiums/Payroll Tax

•                  Health care premiums are levied in British Columbia and Alberta only. Approximately 50 per cent of British Columbia premiums are paid by employers on behalf of their employees with the remainder paid by individuals, either by employees or by residents who are not employed. Payroll taxes, in the four provinces that levy them, are paid by the employer. The cost to employers of payroll taxes and health care premiums paid on behalf of employees is generally reflected in reduced wages.

Effective Tax Rates

•                  British Columbia taxes have been calculated using rates in effect for 2007. Taxes for other provinces were calculated using rates that were announced prior to February 6, 2007, and that come into effect during 2007.

Table A4 Interprovincial Comparisons of Provincial Personal Income Taxes Payable(1) – 2007 (Rates known as of February 6, 2007)

									Prince
	British		Saskat-				New	Nova	Edward	New-
Taxable income(2)	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec(3)	Brunswick	Scotia	Island	foundland
	Annual provincial taxes payable(4) ($ )
$10,000	0	0	79	56	0	(1)	122	0	0	221
$20,000	297	339	1,105	1,173	621	808	1,025	947	1,118	1,206
$30,000	1,090	1,271	2,131	2,214	1,486	2,073	1,927	1,842	2,032	2,215
$40,000	1,787	2,204	3,188	3,429	2,340	3,473	3,129	3,278	3,316	3,760
$50,000	2,641	3,186	4,468	4,709	3,393	5,016	4,593	4,756	4,678	5,356
$60,000	3,506	4,186	5,768	6,009	4,308	6,507	6,075	6,266	6,144	6,987
$70,000	4,401	5,186	7,068	7,529	5,328	8,301	7,585	7,933	7,933	8,948
$80,000	5,530	6,186	8,368	9,269	6,991	10,256	9,237	9,600	9,770	10,912
$100,000	8,200	8,186	10,968	12,749	10,473	14,158	12,541	13,291	13,444	14,840
$125,000	11,875	10,686	14,524	17,099	14,825	19,231	16,853	18,103	18,036	19,751
$150,000	15,550	13,186	18,274	21,449	19,178	24,196	21,313	22,916	22,629	24,661

	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.8	0.6	0.0	(0.0)	1.2	0.0	0.0	2.2
$20,000	1.5	1.7	5.5	5.9	3.1	4.0	5.1	4.7	5.6	6.0
$30,000	3.6	4.2	7.1	7.4	5.0	6.9	6.4	6.1	6.8	7.4
$40,000	4.5	5.5	8.0	8.6	5.9	8.7	7.8	8.2	8.3	9.4
$50,000	5.3	6.4	8.9	9.4	6.8	10.0	9.2	9.5	9.4	10.7
$60,000	5.8	7.0	9.6	10.0	7.2	10.8	10.1	10.4	10.2	11.6
$70,000	6.3	7.4	10.1	10.8	7.6	11.9	10.8	11.3	11.3	12.8
$80,000	6.9	7.7	10.5	11.6	8.7	12.8	11.5	12.0	12.2	13.6
$100,000	8.2	8.2	11.0	12.7	10.5	14.2	12.5	13.3	13.4	14.8
$125,000	9.5	8.5	11.6	13.7	11.9	15.4	13.5	14.5	14.4	15.8
$150,000	10.4	8.8	12.2	14.3	12.8	16.1	14.2	15.3	15.1	16.4

(1)

Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums and the basic personal amount.

(2)

Taxable income, total income less allowable deductions, is defined by federal legislation in all provinces except Quebec. In the table, it is assumed that federally defined taxable income is equal to Quebec taxable income.

(3)

Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax.  In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

(4)

Includes provincial low income reductions in British Columbia, Manitoba, Ontario, Nova Scotia and Prince Edward Island, provincial surtaxes payable in Ontario, Nova Scotia, Prince Edward Island and Newfoundland and contributions to the Health Services Fund in Quebec.  Excludes credits for sales and property taxes.

Table A5   Summary of Revenue Measures from July 30, 2001 to February 20, 2007(1)

Effective Date
July 30, 2001 Economic and Fiscal Update
Income Tax
• 25 per cent personal income tax cut	January 1, 2001
• Dividend tax credit rates reduced	January 1, 2001
• General corporate income tax rate reduced to 13.5 per cent from 16.5 per cent	January 1, 2002
• Manufacturing and processing tax credit repealed	July 31, 2001
Corporation Capital Tax
• Tax phased-out for general corporations	September 1, 2001
Social Service Tax
• Tax exemption for production machinery equipment	July 31, 2001
• Vehicle surtax threshold for passenger vehicles increased	July 31, 2001
Motor Fuel Tax
• Tax exemption provided for marine bunker fuel	August 1, 2001
• Domestic jet fuel and aviation fuel tax rates reduced to 2 cents/litre	August 1, 2001

Budget 2002
Income Tax
• Increase sales tax credit	January 1, 2002
• Adjust BC Family Bonus	July 1, 2002
• Raise small business threshold to $300,000	April 1, 2002
Medical Services Plan Premiums
• Increase premiums and enhance premium assistance	May 1, 2002
Social Service Tax
• Increase provincial sales tax rate to 7.5 per cent from 7 per cent	February 20, 2002
• Expand machinery and equipment tax exemption to include repair parts	February 20, 2002
Tobacco Tax
• Increase tobacco tax rate to $30 from $22 per carton	February 20, 2002
School and Rural Area Property Taxes
• Increase average gross residential rural and school property taxes by 2 per cent	January 1, 2002
Miscellaneous measures
• Disability credits; sales tax exemptions for farmers and refunds to Parent Advisory Councils	various

Budget 2003
Income Tax
• Increase budget for labour sponsored venture capital tax credits	April 1, 2003
• Introduce an equity tax credit for new media	April 1, 2003
• Provide an enhanced regional incentive for film credits	April 1, 2003
• Introduce a Digital Animation or Visual Effects tax credit	April 1, 2003
• Extend the BC Mining Flow-Through Share Tax Credit	January 1, 2004
• Extend the Mining Exploration Tax Credit for three years	August 1, 2003
• Introduce a book publishing tax credit	October 1, 2002
Corporation Capital Tax
• Increase the capital tax exemption threshold for small financial institutions to $10 million from $5 million	April 1, 2003
Motor Fuel Tax
• Provide exemption for marine gas oil used in gas turbine powered commercial vessels	February 19, 2003
BC Transportation Financing Authority Revenue
• Increase the clear fuel tax rate levied on behalf of BC Transportation Financing Authority by 3.5 cents/litre	March 1, 2003
Tobacco Tax
• Increase the tobacco tax rate to $32 from $30 per carton and to 16 cents from 15 cents per gram of fine-cut tobacco	February 19, 2003
School and Rural Area Property Taxes
• Increase average gross residential rural and school property taxes by inflation	January 1, 2003
Insurance Premium Tax
• Increase tax on property insurance to 4.4 per cent from 4 per cent to offset forest fire suppression costs	January 1, 2004
• Clarify the definition of taxable insurers	February 19, 2003
Property Transfer Tax
• Enhance fairness and effectiveness of First Time Home Buyers’ exemption	February 19, 2003

Effective Date
Budget 2004
Income Tax
• Reduce BC Family Bonus and BC Earned Income amounts	July 1, 2004
• Extend Scientific Research and Experimental Development Tax Credit	September 1, 2004
International Financial Business Tax Refund
• Allow non-financial institutions to register, expand the list of qualifying activities and eliminate the employee tax refund	September 1, 2004
Tobacco Tax
• Increase tobacco tax rate to $35.80 from $32.00 per carton and to 17.9 cents per gram for fine-cut tobacco	December 20, 2003
Home Owner Grant Act
• Increase the threshold for the home owner grant phase-out to $585,000 from $525,000	January 1, 2004
Ports Property Tax Act
• Reduce property taxes on major BC port facilities and provide compensation to municipalities	January 1, 2004

Budget 2005 – February 15, 2005
Income Tax
• Introduce the BC Tax Reduction, a non-refundable personal income tax credit	January 1, 2005
• Extend the Mining Exploration Tax Credit to 2016	August 1, 2006
• Increase the Film Incentive BC and Production Services tax credit rates	January 1, 2005
• Increase corporate income tax small business threshold to $400,000 from $300,000	January 1, 2005
Social Service Tax
• Reduce provincial sales tax rate to 7 per cent from 7.5 per cent	October 21, 2004
• Increase incentives for purchases of hybrid passenger vehicles on a time-limited basis	February 16, 2005
• Provide time-limited exemption for ENERGY STAR residential heating equipment	February 16, 2005
• Increase vehicle surtax threshold for passenger vehicles to $49,000 from $47,000	February 16, 2005
Property Transfer Tax
• Increase thresholds for First Time Home Buyers’ program	February 16, 2005
Medicare Protection Act
• Enhance Medical Services Plan premium assistance	July 1, 2005
Home Owner Grant Act
• Increase threshold for Home Owner Grant phase-out and reduce reduction rate	2005 tax year
School Act
• Exempt specified improvements of eligible hydroelectric projects	2005 tax year

September Update (September 14, 2005)
Income Tax
• Reduce the general corporate income tax rate to 12 per cent from 13.5 per cent	July 1, 2005
International Financial Activity Act
• Provide tax refunds for the exploitation of life science related patents	January 1, 2006

Budget 2006
Income Tax
• Introduce an enhanced dividend tax credit to parallel new federal credit	January 1, 2006
• Extend the BC Mining Flow-through Share Tax Credit to December 31, 2008	January 1, 2006
• Extend the enhanced tax credit rates for the Film Incentive BC and Production Services tax credits to 2008	April 1, 2006
Social Service Tax
• Exempt services to maintain or modify software	February 22, 2006
• Clarify and expand eligibility for machinery and equipment exemption	February 22, 2006
• Increase vehicle surtax threshold for passenger vehicles to $55,000 from $49,000	February 22, 2006
• Provide authority to repeal tire levy when industry stewardship program introduced	January 1, 2007
Motor Fuel Tax
• Expand eligible coloured fuel uses	February 22, 2006
Home Owner Grant Act
• Increase the basic Home Owner Grant to $570 from $470 and the grant for seniors, veterans and the disabled to $845 from $745	2006 tax year
• Increase the threshold for the Home Owner Grant phase out	2006 tax year
Small Business Venture Capital Act
• Increase the tax credit budget to $25 million from $20 million	April 1,2006

Effective Date
Budget 2007
Income Tax
• Introduce a 10 per cent tax cut up to $100,000 in income	January 1, 2007
• Introduce an adoption expense tax credit	January 1, 2007
• Enhance the Mining Exploration Tax Credit for exploration activity in Mountain Pine Beetle affected areas	February 21, 2007
• Extend the Book Publishing Tax Credit for five more years to 2012	April 1, 2007
• Extend the Scientific Research and Experimental Tax Credit for five more years to 2014	September 1, 2009
• Implement the BC Training Tax Credit program	January 1, 2007
Mineral Tax Act
• Extend the new mine allowance to 2016	February 21, 2007
Social Service Tax Act
• Restructure the exemption for multi-glazed windows/doors to apply only to ENERGY STAR windows, doors (including side panels) and skylights	February 21, 2007
• Extend the expiry date for ENERGY STAR furnaces, boilers and heat pumps to various dates	February 21, 2007
• Extend the tax relief for hybrid passenger vehicles to 2011	February 21, 2007
• Provide a tax refund on eligible medical equipment purchased by charities	February 21, 2007
Motor Fuel Tax Act
• Classify all biodiesel fuel as alternative motor fuel	February 21, 2007
Property Transfer Tax Act
• Set the First Time Home Buyers’ exemption threshold at $375,000 province-wide	February 21, 2007
Home Owner Grant Act
• Increase the threshold for the Home Owner Grant phase-out	2007 tax year
• Introduce relief from the Home Owner Grant phase-out for low income homeowners eligible for the higher grant	2007 tax year
Land Tax Deferment Act
• Extend eligibility to homeowners age 55 and over from 60 and over	2007 tax year
Police Act
• New property tax to help fund police services in rural areas and communities under 5,000 population	2007 tax year
Provincial Sales Tax Review
Various Consumption Tax Statutes
• Changes to consumption tax statutes to reduce compliance burden for businesses and simplify specific exemptions	various

(1)	Measures with no material revenue impact are excluded. For details of these measures see the revenue measures section of each budget publication.

Table A6   Operating Statement – 2003/04 to 2009/10

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

Taxpayer-supported programs and agencies:
Revenue	27,207	30,805	33,749	35,464	34,887	35,357	36,508
Expense	(30,353)	(30,667)	(32,177)	(34,600)	(36,240)	(36,720)	(37,875)
Negotiating Framework incentive payments	—	—	(710)	(290)	—	—	—
Taxpayer-supported balance	(3,146)	138	862	574	(1,353)	(1,363)	(1,367)
Commercial Crown corporation income	1,955	2,558	2,198	2,576	2,503	2,513	2,567
Surplus/(deficit) before forecast allowance	(1,191)	2,696	3,060	3,150	1,150	1,150	1,200
Forecast allowance	—	—	—	(300)	(750)	(1,000)	(1,050)
Surplus/(deficit)	(1,191)	2,696	3,060	2,850	400	150	150

Table A7   Revenue by Source(1) – 2003/04 to 2009/10

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10
Taxation revenue
Personal income	4,877	5,050	5,838	6,702	6,389	6,577	6,993
Corporate income	775	1,255	1,426	1,533	1,395	1,392	1,451
Social service	4,024	4,156	4,367	4,716	4,890	5,129	5,406
Fuel	875	904	911	900	919	937	958
Tobacco	647	699	701	745	705	705	705
Property	1,574	1,661	1,718	1,759	1,863	1,943	2,024
Property transfer	518	604	843	925	904	879	829
Other(2)	540	588	625	597	606	623	639
	13,830	14,917	16,429	17,877	17,671	18,185	19,005
Natural resource revenue
Natural gas royalties	1,230	1,439	1,921	1,392	1,699	1,778	1,737
Columbia River Treaty	230	258	319	235	285	285	315
Other energy and minerals	535	612	797	965	902	798	725
Forests	1,014	1,363	1,214	1,293	1,395	1,274	1,311
Other resources	300	301	316	339	347	391	398
	3,309	3,973	4,567	4,224	4,628	4,526	4,486
Other revenue
Medical Services Plan premiums	1,447	1,465	1,467	1,484	1,497	1,512	1,525
Post secondary education fees	781	836	892	922	964	1,005	1,036
Other health-care related fees	225	189	204	211	219	219	219
Motor vehicle licences and permits	363	381	403	419	435	445	455
Other fees and licences	715	750	683	736	756	718	725
Investment earnings	950	833	948	947	914	942	989
Sales of goods and services	714	740	765	676	706	732	775
Miscellaneous(3)	1,254	1,499	1,605	1,558	1,554	1,553	1,577
	6,449	6,693	6,967	6,953	7,045	7,126	7,301
Contributions from the federal government
Health and social transfers	3,044	3,421	4,220	4,476	4,644	4,650	4,811
Equalization	(330)	979	590	459	—	—	—
Other cost shared agreements(4)	905	822	976	1,475	899	870	905
	3,619	5,222	5,786	6,410	5,543	5,520	5,716
Taxpayer-supported programs and agencies	27,207	30,805	33,749	35,464	34,887	35,357	36,508
Commercial Crown corporation net income
BC Hydro	111	402	266	400	365	396	416
Liquor Distribution Branch	724	779	800	821	810	828	839
BC Lotteries (net of payments to the federal government)	719	811	914	981	1,024	1,078	1,133
BCRC(5)	41	178	10	38	60	5	5
ICBC(5)	352	383	191	321	225	183	150
Other	8	5	17	15	19	23	24
	1,955	2,558	2,198	2,576	2,503	2,513	2,567
Total revenue	29,162	33,363	35,947	38,040	37,390	37,870	39,075

(1)

In order to comply with generally accepted accounting principles, revenue of school districts, post-secondary institutions and regional health authorities/societies is included in the government’s reporting entity beginning in 2004/05.  To conform with this presentation, prior years have been restated based on unaudited financial information in the Public Accounts.

(2)	Includes revenue from corporation capital, insurance premium and hotel room taxes.
(3)	Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.
(4)	Includes contributions for health, education, housing and social service programs, for transportation projects, and for coastal ferry services.
(5)	Amounts represent earnings during government’s fiscal year.

Table A8   Expense By Function – 2003/04 to 2009/10

					Updated	Budget
		Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
	($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10
	Health	11,261	11,529	12,414	13,221	14,115	14,391	14,838
	Health Innovation Fund	—	—	—	—	100	—	—
	Education	8,238	8,512	8,943	9,571	9,837	10,084	10,322
	Social services	2,775	2,598	2,724	3,075	3,106	3,174	3,247
	Protection of persons and property	1,380	1,206	1,379	1,336	1,418	1,441	1,453
	Transportation	1,124	1,308	1,196	1,284	1,351	1,271	1,336
	Natural resources and economic development	1,529	1,688	1,599	1,716	1,566	1,561	1,641
	Other	1,088	1,027	1,096	1,311	1,335	1,306	1,304
Contingencies:	new programs(1)	—	—	—	182	360	365	375
	Negotiating Framework	—	—	—	—	39	77	142
	General government	520	505	644	652	668	656	668
	Interest	2,438	2,294	2,182	2,252	2,345	2,394	2,549
	Subtotal	30,353	30,667	32,177	34,600	36,240	36,720	37,875
	Negotiating Framework incentive payments	—	—	710	290	—	—	—
	Total expense	30,353	30,667	32,887	34,890	36,240	36,720	37,875

(1)          The Contingencies vote is allocated to functions according to actual results for 2003/04 to 2005/06 and forecast results for 2006/07.

Table A9   Service Delivery Agency Operating Results(1) – 2003/04 to 2009/10

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

School districts
Revenue	4,555	4,666	4,812	5,157	5,200	5,326	5,418
Expense	(4,471)	(4,533)	(4,612)	(5,099)	(5,149)	(5,253)	(5,345)
	84	133	200	58	51	73	73
Accounting adjustments	51	44	24	30	18	43	47
Net impact	135	177	224	88	69	116	120

Universities
Revenue	2,031	2,158	2,634	2,700	2,813	2,958	3,077
Expense	(1,905)	(2,073)	(2,449)	(2,661)	(2,794)	(2,949)	(3,073)
	126	85	185	39	19	9	4
Accounting adjustments	32	38	93	48	52	59	65
Net impact	158	123	278	87	71	68	69

Colleges, university colleges, and institutes
Revenue	1,362	1,400	1,291	1,339	1,343	1,384	1,427
Expense	(1,298)	(1,345)	(1,252)	(1,331)	(1,353)	(1,388)	(1,438)
	64	55	39	8	(10)	(4)	(11)
Accounting adjustments	10	13	40	14	15	17	18
Net impact	74	68	79	22	5	13	7

Health authorities and hospital societies(2)
Revenue	7,702	7,861	8,291	8,795	9,226	9,396	9,600
Expense	(7,769)	(7,794)	(8,289)	(8,833)	(9,345)	(9,396)	(9,600)
	(67)	67	2	(38)	(119)	—	—
Accounting adjustments	77	(40)	16	(40)	(22)	(11)	(15)
Net impact	10	27	18	(78)	(141)	(11)	(15)

Children and family development agencies/authorities(3)
Revenue	4	1	441	629	687	716	744
Expense	(3)	(1)	(441)	(628)	(687)	(716)	(744)
	1	—	—	1	—	—	—
Accounting adjustments	—	—	4	1	(1)	1	—
Net impact	1	—	4	2	(1)	1	—

BC Transportation Financing Authority
Revenue	622	1,405	657	609	609	612	616
Expense	(497)	(600)	(604)	(591)	(720)	(640)	(726)
	125	805	53	18	(111)	(28)	(110)
Accounting adjustments	(177)	(172)	(168)	(155)	(145)	(137)	(131)
Net impact	(52)	633	(115)	(137)	(256)	(165)	(241)

British Columbia Buildings Corporation
Revenue	515	436	452	—	—	—	—
Expense	(468)	(385)	(398)	—	—	—	—
	47	51	54	—	—	—	—
Accounting adjustments	1	(1)	(7)	(12)	—	—	—
Net impact	48	50	47	(12)	—	—	—

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

British Columbia Housing Management Commission
Revenue	279	284	343	464	505	523	469
Expense	(279)	(284)	(343)	(464)	(505)	(523)	(469)
	—	—	—	—	—	—	—
Accounting adjustments	7	4	5	(15)	(4)	(1)	—
Net impact	7	4	5	(15)	(4)	(1)	—

British Columbia Transit
Revenue	138	146	155	168	187	218	229
Expense	(138)	(146)	(155)	(168)	(187)	(218)	(229)
	—	—	—	—	—	—	—
Accounting adjustments	(3)	(3)	6	6	(6)	(1)	(1)
Net impact	(3)	(3)	6	6	(6)	(1)	(1)

Tourism British Columbia
Revenue	33	45	58	58	58	70	74
Expense	(37)	(45)	(57)	(58)	(58)	(70)	(74)
	(4)	—	1	—	—	—	—
Accounting adjustments		5	(1)	6	—	—	—
Net impact	(4)	5	—	6	—	—	—

Other service delivery agencies
Revenue	693	706	711	646	671	699	755
Expense	(661)	(661)	(631)	(625)	(660)	(686)	(734)
	32	45	80	21	11	13	21
Accounting adjustments	65	45	99	126	44	38	(15)
Net impact	97	90	179	147	55	51	6

Total net impact	471	1,174	725	116	(208)	71	(55)

Total service delivery agency operating results:
Revenue	17,934	19,108	19,845	20,565	21,299	21,902	22,409
Accounting adjustments	56	(55)	105	(1)	(66)	(19)	(30)
	17,990	19,053	19,950	20,564	21,233	21,883	22,379
Expense	(17,526)	(17,867)	(19,231)	(20,458)	(21,458)	(21,839)	(22,432)
Accounting adjustments	7	(12)	6	10	17	27	(2)
	(17,519)	(17,879)	(19,225)	(20,448)	(21,441)	(21,812)	(22,434)
Total net impact	471	1,174	725	116	(208)	71	(55)

(1)	Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.
(2)

The 2008/09 - 2009/10 health authorities plan is based on the health authorities budget for 2007/08.  Additional provincial funding to cover negotiating framework costs has been added in 2008/09 and 2009/10.

(3)	Includes Community Living BC and interim aboriginal authorities.

Table A10   Material Assumptions – Revenue

	Budget	Updated Forecast	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)
Personal income tax	$5,847	$6,702	$6,389	$6,577	$6,993
Tax Year
BC personal income growth	5.2%	6.5%	4.2%	4.6%	4.7%	+/- 1% change in 2007 BC
BC tax base growth	5.6%	8.0%	4.0%	5.2%	5.3%	personal income growth equals
Average tax yield	5.64%	5.89%	5.69%	5.51%	5.55%	+/- $50 to $100 million
Gross current-year tax	$5,763	$6,240	$6,276	$6,389	$6,777
Tax credits and BC Tax Reduction	$-296	$-244	$-258	$-257	$-257	+/- 1% change in 2006 BC
Prior-year adjustment (fiscal year)	$0	$385				personal or taxable income
Family Bonus offset (fiscal year)	$-23	$-23	$-17	$-15	$-13	growth equals +/- $50 to $100
10 per cent cut up to $100,000 in income (fiscal year)		$-63	$-321	$-547	$-755	million one-time effect (prior-year adjustment)
						and could result in an
	2005 Factors					additional +/- $50 to $100
Prior Tax Years						million base change in 2007/08
BC personal income growth	5.3%	5.7%
BC tax base growth	6.7%	8.1%
Average 2005 tax yield	5.60%	5.75%
Gross 2005 tax	$5,421	$5,635
2004 and prior years tax	$315	$310
Tax credits and BC Tax Reduction	$-257	$-234
Corporate income tax	$1,337	$1,533	$1,395	$1,392	$1,451
Tax Year
National tax base ($ billions)	$174.4	$165.7	$167.0	$177.3	$183.2	+/- 1% change in the 2007
National taxable income from softwood lumber duty deposit refunds ($ billions)	$0.0	$2.3	$1.2	$0.0	$0.0	national tax base equals +/- $15 to $20 million in 2007/08
BC general corporate rate	12.00%	12.00%	12.00%	12.00%	12.00%
BC small business corporate rate	4.50%	4.50%	4.50%	4.50%	4.50%
BC tax base (instalments $ billions)	$17.3	$16.7	$17.1	$17.8	$19.3
BC instalment share	9.92%	9.92%	10.18%	10.05%	10.56%
Tax credits	$-236	$-239	$-293	$-312	$-922
International Financial Activity Act refunds	$-25	$-2	$-25	$-25	$-25
Prior-year adjustments	$45	$276	$153	$86	$2
Entitlement excluding duty deposits refunds						+/- 1% change in the 2006
BC Tax base ($ billions)	$16.4	$16.2	$17.0	$17.8	$18.6	BC tax base equals +/- $15
BC tax base growth	8.0%	2.0%	5.0%	4.5%	4.5%	to $20 million in 2007/08
BC corporate profits growth	7.8%	1.9%	5.2%	4.7%	4.6%
BC tax base entitlement from duty deposit refunds ($ billions)	$0	$1.9	$0.8	$0	$0
Advance instalments	$1,317	$1,259	$1,267	$1,331	$1,474
Revenue from softwood lumber duty deposit refunds	$0	$25	$168	$67	$0

BC corporate income tax revenue due to the refunds of softwood lumber duty deposits is based on federal government estimates.

	2005 Factors
Prior Tax Years
BC general corporate tax rate (effective)	12.75%	12.95%
BC tax base ($ billions)	$15.2	$15.9
BC tax base growth	7.5%	12.2%
BC corporate profits growth	7.4%	17.6%
National tax base growth	12.3%	9.3%
BC share of national tax base	9.50%	10.18%
Gross 2005 tax	$1,431	$1,567
2004 and prior-years revenue	$0	$71
Tax credits	$-231	$-207

Revenue is recorded on a cash basis.  Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2007/08 instalments from the federal government are based on BC’s share of the national tax base for the 2005 tax year (assessed as of December 31, 2006) and a forecast of the 2007 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2006 will be received/paid on March 31, 2008.

Revenue Source	Budget	Updated Forecast	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)
Social service tax	$4,374	$4,716	$4,890	$5,129	$5,403
Calendar Year
Consumer expenditure	5.6%	6.0%	5.2%	5.1%	5.2%	+/- 1% change in 2007 growth
						equals up to +/- $15 million
						+/- 1% change in 2007 growth
Business investment	11.0%	9.4%	8.4%	9.4%	10.3%	equals up to +/- $5 million
						+/- 1% change in 2007 growth
Other expenditure	2.5%	3.2%	4.6%	3.1%	3.7%	equals up to +/- $10 million

Social service tax base growth (fiscal year)	5.4%	6.7%	5.4%	4.9%	5.4%
Components of revenue
Consolidated Revenue Fund	$4,305	$4,647	$4,821	$5,060	$5,334
BC Transportation Financing Authority	$12	$12	$12	$12	$12
Recovery to vote (MSBR)	$57	$57	$57	$57	$57

Social service tax revenue forecast includes $50 million assumed to be the full-year amount that will be held in trust by lawyers until the Supreme Court of Canada rules on the constitutionality of applying social service tax on legal services.

Currently, lawyers must collect and remit social service tax on all legal services that are solicitors’ services (i.e. services not related to the determination of rights and obligations by courts and independent tribunals).

Social service tax is not collected from low income clients with respect to barristers’ services. Lawyers must collect social service tax on barrister’s services from clients who are not low income and hold in trust pending the Supreme Court of Canada ruling.

Due to uncertainty, an equal and offsetting provision for bad debt allowance is also included as a forecast expense.

Fuel tax	$923	$900	$919	$938	$958
Calendar Year
Real GDP	3.3%	3.9%	3.1%	3.0%	3.1%	+/- 1% change in gasoline
Gasoline and diesel volume	3.3%	0.0%	2.0%	2.0%	2.0%	and diesel volume growth
						equals up to +/- $10 million
Components of revenue
Gasoline and diesel
Consolidated Revenue Fund	$382	$366	$374	$381	$389
BC Transit	$8	$8	$8	$8	$8
BC Transportation Financing Authority	$428	$411	$419	$428	$436
Other fuel sources	$105	$115	$118	$121	$125
Property tax	$1,726	$1,759	$1,863	$1,943	$2,024
Calendar Year
BC Consumer Price Index	2.2%	1.8%	2.0%	2.0%	2.1%	+/- 1% change in new
Housing starts	32,000	36,383	33,590	31,550	31,341	construction and inflation
Home owner grants (fiscal year)	$-635	$-647	$-667	$-687	$-707	equals up to +/- $5 million
						in residential property
Components of revenue						taxation revenue
Residential (net of home owner grants)	$607	$620	$659	$690	$720
Non-residential	$944	$954	$992	$1,032	$1,073	+/- 1% change in non-
Rural area	$81	$82	$86	$89	$92	residential assessed values
Police	$0	$6	$25	$25	$25	equals up to +/- $5 million
BC Assessment Authority	$66	$66	$66	$69	$71
BC Transit	$30	$33	$37	$40	$45
Commissions	$(2)	$(2)	$(2)	$(2)	$(2)

		Updated	Budget
Revenue Source	Budget	Forecast	Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)
Other taxes	$2,011	$2,267	$2,236	$2,228	$2,194
Calendar Year
Population	1.1%	1.2%	1.1%	1.1%	1.2%
BC Consumer Price Index	2.2%	1.8%	2.0%	2.0%	2.1%
Housing starts	-7.7%	4.9%	-7.7%	-6.1%	-0.7%
Nominal GDP	5.7%	5.9%	5.0%	4.9%	5.0%
Real GDP	3.3%	3.9%	3.1%	3.0%	3.1%

Components of revenue
Property transfer	$750	$925	$925	$900	$850
Tobacco	$690	$745	$705	$705	$705
Corporation capital	$110	$112	$110	$110	$110
Insurance premium	$318	$339	$348	$357	$366
Hotel room
Consolidated Revenue Fund	$113	$115	$116	$94	$98
Tourism British Columbia	$30	$31	$32	$62	$65
Petroleum, natural gas, minerals and Columbia River Treaty export electricity sales	$3,420	$2,592	$2,886	$2,861	$2,777
Natural gas price ($Cdn/gigajoule at plant inlet)	$8.55	$5.65	$6.50	$6.70	$6.49	+/- $1.00 change in the natural gas price equals
Natural gas volumes (petajoules)	1,095	1,095	1,116	1,137	1,158	+/- $300 to $350 million
Annual per cent change	1.8%	1.8%	1.9%	1.9%	1.8%	+/- 1% change in natural gas
						volumes equals +/- $20 to $25
Oil price ($US/bbl at Cushing, Ok)	$57.87	$66.06	$62.41	$63.38	$59.59	million

Auctioned land base (000 hectares)	538	672	411	411	411
Average bid price/hectare ($)	$800	$863	$1,000	$1,000	$1,000
Metallurgical coal price ($US/tonne,fob west coast)	$110	$105	$90	$85	$75
Copper price ($US/lb)	$1.45	$3.20	$2.55	$1.85	$1.45

Columbia River Treaty sales
Annual quantity set by treaty (million mega-watt hours)	4.3	4.3	4.1	4.0	4.5	+/- 10% change in the average Mid-Columbia electricity price
Mid-Columbia electricity price ($US/mega-watt hour)	$71	$53	$65	$67	$65	equals +/- $25 to $30 million
Components of revenue
Natural gas royalties	$2,277	$1,392	$1,699	$1,778	$1,737
Bonus bids, permits and fees	$453	$475	$500	$499	$512
Petroleum royalties	$78	$127	$112	$104	$91
Columbia River Treaty electricity sales	$335	$235	$285	$285	$315
Coal	$145	$122	$98	$82	$55
Minerals, metals and other	$99	$212	$161	$81	$34
Oil and Gas Commission fees	$33	$29	$31	$32	$33

Royalty Programs and Infrastructure credits
Summer drilling	$-27	$-37	$-40	$-43	$-46
Deep drilling	$-40	$-52	$-56	$-61	$-65
Marginal, Low Production and Ultramarginal	$-49	$-100	$-113	$-124	$-133
Road infrastructure	$-40	$-39	$-31	$-10	$-4
Pipeline infrastructure	$-33	$-27	$-7	$0	$0
New infrastructure credits (road & pipeline)	$0	$0	$-16	$-33	$-16
Total credits	$-189	$-255	$-263	$-271	$-264
Implicit royalty rate	24.3%	22.5%	23.4%	23.3%	23.1%

Royalty program (marginal, low production and ultra marginal drilling) adjustments reflect reduced royalty rates.

		Updated		Budget
Revenue Source	Budget	Forecast		Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07			2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)
Forests	$1,083	$1,293		$1,395	$1,274	$1,311
Prices (calendar year average)							+/- US$50 change in SPF
SPF 2x4 ($US/1000 bd ft)	$338	$296		$269	$294	$300	price equals +/- $75 to
Random Lengths Composite ($US/thousand board feet)		$326		$304	$329	$335	$125 million +/- US$100 change in hemlock
Hemlock price ($US/1000 bd ft)	$556	$584		$600	$600	$600	price equals +/- $15 to $30
Pulp ($US/tonne)	$600	$674		$713	$700	$700	million
Coastal log ($Cdn/cubic metre)							+/- US$50 change in pulp price
(Vancouver Log Market, fiscal year)	$82	$84		$86	$85	$85	equals +/-$5 to $10 million
							+/- Cdn$10 change in average
Fiscal Year Trade Assumptions							log price equals +/-$55 to
Export tax rate (effective rate)		15.0%		12.7%	5.0%	5.0%	$85 million
SPF 2x4 ($US/1000 bd ft)	$325	$266		$275	$300	$300
Random Lengths Composite price ($US/thousand board feet)		$297		$310	$335	$335
Lumber shipments and consumption (billion board feet)
U.S. lumber consumption		29.7	*	55.0	57.0	58.9
BC surge trigger volumes		6.3	*	11.7	12.1	12.5
BC lumber exports to U.S		5.9	*	9.8	10.7	11.7

* Forecast based on October 2006 to March 2007

Crown harvest volumes (million cubic metres)						+/- 10% change in Interior harvest volumes equals
Interior	52.0	54.0	52.0	53.0	55.0	+/- $50 to $75 million
Coast	16.0	15.0	14.0	15.0	16.0	+/- 10% change in Coastal
Total	68.0	69.0	66.0	68.0	71.0	harvest volumes equals
BC Timber Sales (included in above)	13.3	13.5	14.3	14.7	15.0	+/- $10 to $15 million
Components of revenue
Tenures	$695	$634	$659	$726	$737	The above sensitivities relate
BC Timber Sales	$328	$298	$318	$327	$333	to stumpage revenue only.
Softwood Lumber Agreement 2006 border tax	$0	$251	$376	$174	$188	Depending on market conditions, changes in
Logging tax	$40	$80	$20	$25	$30	stumpage revenues may be
Other	$20	$30	$22	$22	$23	offset by changes in border
						tax revenues.

2006/07 logging tax revenue forecast includes $60 million resulting from refunds of duty deposits

Health and social transfers	$4,403	$4,476	$4,644	$4,650	$4,811
National Cash Transfers
Canada Health Transfer (CHT) excluding Trusts, September 2004 First Ministers’ Meeting (FMM) and prior-year adjustments	$13,400	$13,400	$13,750	$14,100	$14,400
FMM base (absorbs Health Reform Transfer)	$6,740	$6,740	$6,740	$7,598	$8,529
Canada Social Transfer (CST)	$8,200	$8,200	$8,450	$8,450	$8,450
Early Learning and Child Care (ELCC)	$300	$300	$350	$350	$350
ELCC Federal Budget 2005	$650.	$650
National basic federal tax ($ billions)	$117.1	$116.9	$122.1	$128.3	$134.8	+/- 0.1% change in BC’s
BC basic federal tax ($ billions)	$14.0	$14.6	$15.3	$16.1	$17.0	population share equals
BC share of national population, June 1, 2006	13.20%	13.21%	13.24%	13.27%	13.31%	+/- $10 million
BC health and social transfers revenue
CHT	$1,901	$1,919	$2,045	$2,104	$2,157
2003 Medical Equipment ($200 million)	$17	$19	$19	$19	$19
2004 Public Immunization ($52 million)	$18	$18	$0	$0	$0
FMM Base (absorbs Health Reform Transfer)	$889	$890	$1,006	$1,131	$1,276
FMM Deferral (Base and Wait Times)	$228	$228	$267	$79	$0
Wait Times	$0	$0	$0	$0	$33
FMM Capital Equipment Funding	$0	$0	$4	$7	$7
CST	$1,163	$1,175	$1,257	$1,264	$1,272
ELCC	$40	$40	$46	$46	$47
ELCC Federal Budget 2005	$85	$85	$0	$0	$0
ELCC Federal Budget 2005 Deferral	$62	$62	$0	$0	$0
Prior-year adjustments	$0	$40	$0	$0	$0

		Updated	Budget
Revenue Source	Budget	Forecast	Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)
Service delivery agency direct revenue	$4,146	$4,357	$4,430	$4,592	$4,715
School districts	$432	$514	$475	$478	$479
Universities	$1,544	$1,603	$1,661	$1,731	$1,773
Colleges, university colleges and institutes	$515	$533	$550	$567	$578
Health authorities and hospital societies	$520	$599	$599	$601	$603
Children and family development agencies	$0	$2	$2	$2	$2
BC Transportation Financing Authority	$465	$453	$463	$474	$485
Other service delivery agencies	$670	$653	$680	$739	$795

Commercial Crown corporation net income	$1,971	$2,576	$2,503	$2,513	$2,567

BC Hydro	$18	$400	$365	$396	$416
reservoir water inflows	90%	87%	100%	100%	100%	+/-1% in hydro generation
						= +/-$25 million
mean gas price (Sumas, $US/MMbtu - BC Hydro forecast based on NYMEX forward selling prices)	8.81	6.13	7.44	7.61	7.47	+/-10% = -/+$20 million
electricity prices (Mid-C, $US/MWh)	66.09	45.17	60.00	61.67	59.80	+/-$1 MWh in electricity trade margins = +/-$35 million
assumed rate increases	n/a	1.54%	2.10%	5.86%	3.74%

(The 2006/07 rate increase was a two-tiered approval by the BCUC consisting of a base 1.54% increase effective July 1, 2006 with a further 0.10% increase plus a 2.00% rate rider added effective February 1, 2007. Outer years include the notional annual increases that would be required for BC Hydro to earn its allowed return on equity as mandated by the BCUC. These increases are included for planning purposes only. Actual rate increases in these years will be determined by future applications to the BCUC.)

ICBC	$131	$321	$225	$183	$150
vehicle growth	+2.3%	+3.2%	+2.5%	+2.6%	+2.6%	+/-1% = +/-$32 to 38 million
claims cost trend	+5.0%	+4.1%	+6.3%	+5.3%	+5.3%	+/-1% = -/+$25 to 31 million
investment return	5.7%	6.9%	5.5%	5.5%	5.4%	+/-1% return = +/-$77
						to $100 million
loss ratio	89.8%	90.4%	88.9%	90.5%	92.0%	+/-1% = -/+$32 to 38 million

In 2006, BCUC approved a basic rate increase of 6.5%. Rates for 2007 to 2010 will be based on applications to BCUC that reflect ICBC’s mandated capilization level, and current claims cost and vehicle growth trends. All rate increase applications are subject to BCUC review and approval before they are implemented.

Table A11   Material Assumptions – Expense

		Updated	Budget
Ministry Programs	Budget(1)	Forecast(1)	Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)
Advanced Education	2,027	2,027	2,151	2,243	2,336	The number of student spaces may vary
Student spaces – (# of FTEs)	177,784	186,304	190,442	194,600	198,626	depending on the financial and other
						policies of post secondary institutions.

Attorney General	496	496	520	525	530	The number of recommended criminal
New cases filed/processed (# for all courts)	310,000	295,000	295,000	295,000	295,000	cases brought forward by the various police departments, resulting in charges
						being laid by the Crown, the number of
						civil litigation cases, the number of traffic
						fines disputed and the number of family
						cases.

Crown Proceeding Act (CPA)	28	24	28	28	28	The number and size of litigation brought
						against the province.

Children and Family Development	1,873	1,873	1,867	1,934	1,982	A 1% increase in the cost per case or a 1% increase in the average caseload will
						affect expenditures by approximately
Average children-in-care caseload (#)	9,100	9,200	9,150	9,100	9,000	$2.7 million.
Average annual residential cost per child in care ($)	29,500	28,100	28,700	29,200	29,800

Adult Community Living:
Residential Services:						The adult community living caseload is
Average caseload (#)	5,299	5,293	5,486	5,688	5,899	sensitive to the pressures of an aging
Average cost per client ($)	63,850	65,800	65,300	64,400	63,900	population. A 1% increase in the average
						residential services caseload will increase
Day Programs:						expenditures by approximately
Average caseload (#)	10,100	10,126	10,496	10,887	11,300	$3.5 million. A 1% increase in the average
Average cost per client ($)	17,200	17,000	17,000	17,100	17,200	non-residential services caseload will cost
						approximately $1.7 million.

Education	5,371	5,371	5,494	5,637	5,747

Student Enrolment (# of FTEs)	562,199	555,414	549,304	544,361	538,917

Employment and Income Assistance	1,387	1,387	1,480	1,509	1,551
Temporary Assistance annual average caseload (#)	47,150	41,900	41,870	42,280	43,770

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures from $3 to $4 million annually.

(1)	The 2006/07 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.

Ministry Programs	Budget(1)	Updated Forecast(1)	Budget Estimate	Plan	Plan	Sensitivities
and Assumptions	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)

Employment and Income Assistance — continued
Disability Assistance annual average caseload (#)	62,450	60,235	64,000	67,000	70,000

The caseload for persons with disabilities is sensitive to the aging of the population and overall health needs. The average cost per case is sensitive to the composition of the caseload. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures from $6 to $7 million annually.

Total annual average caseload (#)	109,600	102,135	105,870	109,280	113,770

The average cost per case is sensitive to the composition of the caseload,

and reported income. A 1% change

in the annual caseload or average cost

per case will affect expenditures from

$9 million to $11 million annually.

Forests and Range	974	1,094	1,078	1,147	1,116
Direct Fire Fighting	55	166	55	55	55	Over the past 10 years, fire fighting costs have ranged from a low of $19 million in 1997 to a high of $372 million in 2003.
BC Timber Sales	169	176	182	196	215

Targets can be impacted by changes to

actual inventory costs incurred. There is

a lag of approximately 2 years between

when inventory costs are incurred and

when they are expensed. Volume

harvested can also impact targets. For

example, if volume harvested is less than

projected in any year then capitalized

expenses will also be reduced in that year.

Health	12,182	12,182	12,967	13,358	13,978
Pharmacare	951	927	1,021	1,059	1,098	A 1% change in utilization or drug
Demand/cost growth (per cent change)	7.3%	6.3%	7.3%	3.7%	3.7%	prices affects costs by approximately $9 million.
Medical Services Plan (MSP)	2,903	2,892	3,057	3,167	3,282	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $20 million.

Regional Health Sector Funding	7,563	7,553	8,407	8,215	8,442

(1)	The 2006/07 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.

Ministry Programs and Assumptions	Budget(1)	Updated Forecast(1)	Budget Estimate	Plan	Plan	Sensitivities
	2006/07		2007/08	2008/09	2009/10	2007/08
	($ millions unless otherwise specified)

Public Safety and Solicitor General	575	575	603	618	632	The volume and severity of criminal activity, the number of inmate beds occupied and the number of investigations and audits based on the volume of gaming activity.

Emergency Program Act (EPA)	16	16	16	16	16	The number and severity of natural disasters.
			Funding remains constant on a year-to-year basis

Management of Public Funds and Debt	618	572	558	515	490
Interest rates for new provincial borrowing:						Full year impact on MoPD on interest
Short-term	4.30%	4.41%	4.24%	4.40%	4.81%	costs of a 1% change in interest rates
Long-term	5.50%	4.88%	4.84%	5.41%	6.01%	equals $26 million; $100 million
CDN/US exchange rate (cents)	86.1	88.2	87.1	88.3	88.5	increase in debt level equals $4 million.

Service delivery agency net spending	4,009	4,241	4,638	4,521	4,770

School districts	374	426	406	362	359
Universities	1,463	1,516	1,590	1,663	1,704
Colleges, university colleges and institutes	526	511	545	554	571
Health authorities and hospital societies	519	677	740	612	618
Children and family development agencies	(1)	0	3	1	2
BC Transportation Financing Authority	567	591	720	640	727
Other service delivery agencies	561	520	634	689	789

(1)           The 2006/07 budget estimate and updated forecast have been restated to reflect government’s current organization and accounting policies.

Table A12 Full-Time Equivalents (FTEs)(1) – 2003/04 to 2009/10

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

Ministries and special offices (CRF)(2)	29,049	27,252	27,129	29,253	30,416	30,581	30,717
Service delivery agencies(3)	4,570	3,822	3,992	3,940	3,975	3,985	3,990
Total FTEs	33,619	31,074	31,121	33,193	34,391	34,566	34,707

(1)

Full-time equivalents (FTEs) are a measure of staff employment.  FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period.  This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2)

Opening balance has been restated to reflect a correction in the FTEs calculation for BC Ambulance Services and an increase in FTEs  under OIC 603 (dated August 15, 2006) for the new Minister of State office. This increased FTEs by 693 in 2007/08 and 2008/09.

(3)	Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table A13  Capital Spending – 2003/04 to 2009/10

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10
Taxpayer-supported
Education
Schools (K–12)	313	239	286	367	365	411	411
Post-secondary	605	696	790	817	857	590	475
Health	420	568	848	849	819	669	649
BC Transportation Financing Authority	407	513	712	890	922	816	633
Vancouver Convention Centre expansion project(1)	56	51	85	118	206	143	15
Government operating (ministries)	185	175	260	313	325	257	256
Other(2)	59	81	111	64	75	92	82
Capital spending contingencies	—	—	—	50	295	330	330
Total taxpayer-supported	2,045	2,323	3,092	3,468	3,864	3,308	2,851

Self-supported
BC Hydro	574	528	610	843	995	1,296	1,373
BC Transmission Corporation	—	—	21	62	68	21	9
Columbia River power projects(3)	100	84	30	25	30	148	198
BCRC	33	30	15	19	66	19	2
ICBC(4)	26	31	27	32	30	30	40
BC Lotteries	49	93	83	43	85	80	80
Liquor Distribution Branch	2	10	19	24	18	14	14
Total self-supported commercial	784	776	805	1,048	1,292	1,608	1,716
Total capital spending	2,829	3,099	3,897	4,516	5,156	4,916	4,567

(1)

An additional $8 million is reflected in 2008/09, to meet the escalated cost of contracts to meet the project’s current schedule.  Further work is underway to review the impact of higher than expected construction costs on the project.  Preliminary estimates of an updated project cost are in the range of $800 million depending on the contract model selected.

(2)

Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, and BC Transit.

(3)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(4)	Includes ICBC Properties Ltd.

Table A14   Statement of Financial Position – 2003/04 to 2009/10(1)

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

Financial assets
Cash and temporary investments	2,690	3,583	3,901	3,053	2,809	2,804	3,042
Other financial assets	6,339	6,661	6,940	7,999	8,137	8,062	8,217
Sinking funds	4,619	4,516	4,059	3,796	3,490	3,409	3,253
Investments in commercial Crown corporations
Retained earnings	3,020	3,164	3,422	3,869	4,243	4,536	4,806
Recoverable capital loans	7,512	6,901	6,916	7,256	7,900	8,595	9,388
	10,532	10,065	10,338	11,125	12,143	13,131	14,194
	24,180	24,825	25,238	25,973	26,579	27,406	28,706
Liabilities
Accounts payable & accrued liabilities(2)	6,879	6,655	7,218	7,251	7,691	8,185	9,189
Deferred revenue	4,003	5,181	5,674	5,860	5,889	5,928	5,969
Debt:
Taxpayer-supported debt	30,028	28,657	27,175	26,545	27,803	28,692	29,171
Self-supported debt	7,739	7,169	7,181	7,507	8,284	8,989	9,760
Forecast allowance			—	300	750	1,000	1,050
Total provincial debt	37,767	35,826	34,356	34,352	36,837	38,681	39,981
Add: debt offset by sinking funds	4,619	4,516	4,059	3,796	3,490	3,409	3,253
Less: guarantees and non-guaranteed debt	(399)	(421)	(379)	(370)	(528)	(540)	(519)
Financial statement debt	41,987	39,921	38,036	37,778	39,799	41,550	42,715
	52,869	51,757	50,928	50,889	53,379	55,663	57,873
Net liabilities	(28,689)	(26,932)	(25,690)	(24,916)	(26,800)	(28,257)	(29,167)
Capital and other assets
Tangible capital assets	22,295	23,160	24,744	26,820	29,105	30,713	31,775
Other assets	539	613	847	847	846	845	843
	22,834	23,773	25,591	27,667	29,951	31,558	32,618
Accumulated surplus (deficit)	(5,855)	(3,159)	(99)	2,751	3,151	3,301	3,451

(1)	Comparative figures have been restated to reflect government’s accounting policies in effect at March 31, 2006.

(2)	Accrued liabilities include accumulated forecast allowances of $300 million in 2007/08, $1,050 million in 2008/09, and $2,050 million in 2009/10.

Table A14a   Changes in Financial Position – 2003/04 to 2009/10

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($ millions)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10

(Surplus) deficit for the year:	1,191	(2,696)	(3,060)	(2,850)	(400)	(150)	(150)
Capital and other asset changes:
Taxpayer-supported capital investments	2,045	2,323	3,092	3,468	3,864	3,308	2,851
Less : amortization and other accounting changes	(2,198)	(1,458)	(1,508)	(1,392)	(1,579)	(1,700)	(1,789)
Increase in net capital assets	(153)	865	1,584	2,076	2,285	1,608	1,062
Increase (decrease) in other assets	15	74	234	—	(1)	(1)	(2)
	(138)	939	1,818	2,076	2,284	1,607	1,060
Increase (decrease) in net liabilities	1,053	(1,757)	(1,242)	(774)	1,884	1,457	910
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	73	893	318	(848)	(244)	(5)	238
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	416	144	258	447	374	293	270
Self-supported capital investments	784	776	805	1,048	1,292	1,608	1,716
Less: loan repayments and other accounting changes	(503)	(1,387)	(790)	(708)	(648)	(913)	(923)
	697	(467)	273	787	1,018	988	1,063
Other working capital changes	(1,372)	(735)	(1,234)	577	(637)	(689)	(1,046)
	(602)	(309)	(643)	516	137	294	255
Increase (decrease) in financial statement debt	451	(2,066)	(1,885)	(258)	2,021	1,751	1,165
(Increase) decrease in sinking fund debt	455	103	457	263	306	81	156
Increase (decrease) in guarantees and non-guaranteed debt	(16)	22	(42)	(9)	158	12	(21)
Increase (decrease) in total provincial debt	890	(1,941)	(1,470)	(4)	2,485	1,844	1,300

Table A15   Provincial Debt Summary – 2003/04 to 2009/10(1)(2)

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
($ millions unless otherwise indicated)	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10
Taxpayer-supported debt Provincial government direct operating	15,694	14,481	11,888	9,810	9,125	8,415	7,427
Other taxpayer-supported debt (mainly capital)
Education
Schools(2)	4,409	4,483	4,588	4,734	4,961	5,237	5,515
Post-secondary institutions(2)	2,112	2,326	2,688	2,971	3,438	3,639	3,958
	6,521	6,809	7,276	7,705	8,399	8,876	9,473
Health(2)	2,215	2,112	2,447	2,866	3,348	3,739	4,088
Highways and public transit
BC Transportation Financing Authority	2,764	2,474	2,686	3,361	4,058	4,708	5,194
BC Transit	83	78	80	84	78	89	90
Public transit	914	906	904	901	916	947	994
Sky Train extension	1,119	1,135	1,145	1,150	1,150	1,150	1,150
	4,880	4,593	4,815	5,496	6,202	6,894	7,428
Other
BC Buildings	317	241	246	— (3)	—	—	—
Social housing(4)	156	133	189	290	272	256	239
Homeowner Protection Office	129	130	110	124	148	159	166
Other(5)	116	158	204	254	309	353	350
	718	662	749	668	729	768	755
Total other taxpayer-supported debt	14,334	14,176	15,287	16,735	18,678	20,277	21,744
Total taxpayer-supported debt	30,028	28,657	27,175	26,545	27,803	28,692	29,171
Self-supported debt
Commercial Crown corporations
BC Hydro	7,040	6,906	6,892	7,221	7,806	8,503	9,246
BC Transmission Corporation	—	—	37	47	95	94	77
Columbia River power projects(6)	215	257	247	236	381	391	436
BC Rail	477	— (7)	—	—	—	—	—
Liquor Distribution Branch	7	6	5	3	2	1	1
Total self-supported debt	7,739	7,169	7,181	7,507	8,284	8,989	9,760
Total debt before forecast allowance	37,767	35,826	34,356	34,052	36,087	37,681	38,931
Forecast allowance(8)	—	—	—	300	750	1,000	1,050
Total provincial debt	37,767	35,826	34,356	34,352	36,837	38,681	39,981
Debt as a per cent of GDP
Provincial government direct operating	10.8%	9.2%	7.0%	5.5%	4.9%	4.3%	3.6%
Taxpayer-supported	20.6%	18.2%	16.1%	14.8%	14.8%	14.6%	14.1%
Total provincial	25.9%	22.7%	20.3%	19.2%	19.6%	19.6%	19.3%

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest.  Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3)	Debt of BC Buildings is transferred to the province as the corporation’s operations will be conducted through the Ministry of Labour and Citizens’ Services.

(4)	Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(5)

Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(6)	A joint venture of the Columbia Power Corporation and Columbia Basin Trust.

(7)	BC Rail debt was repaid after completion of the BC Rail investment partnership.

(8)

Reflects the operating statement forecast allowance for each year (amounts are not cumulative).  Since it is unknown as to which agency would require this debt, the borrowing allowance is shown as a separate item over the plan.

Table A16   Key Provincial Debt Indicators – 2003/04 to 2009/10(1)

				Updated	Budget
	Actual	Actual	Actual	Forecast	Estimate	Plan	Plan
	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10
Debt to revenue (per cent)
Total provincial	100.7	85.1	74.6	73.2	76.9	78.9	78.8
Taxpayer-supported	107.3	88.5	77.6	73.9	76.5	77.8	76.7
Debt per capita ($)(2)
Total provincial	9,090	8,524	8,069	7,970	8,451	8,775	8,960
Taxpayer-supported	7,227	6,818	6,382	6,159	6,378	6,509	6,538
Debt to GDP (per cent)(3)
Total provincial	25.9	22.7	20.3	19.2	19.6	19.6	19.3
Taxpayer-supported	20.6	18.2	16.1	14.8	14.8	14.6	14.1
Interest bite (cents per dollar of revenue)(4)
Total provincial	5.9	4.7	4.3	4.4	4.7	4.7	4.9
Taxpayer-supported	6.1	5.0	4.4	4.4	4.7	4.7	4.8
Interest costs ($ millions)
Total provincial	2,220	1,986	1,993	2,086	2,244	2,323	2,469
Taxpayer-supported	1,695	1,622	1,526	1,591	1,691	1,734	1,828
Interest rate (per cent)(5)
Taxpayer-supported	5.7	5.5	5.5	5.9	6.2	6.1	6.3

Background Information:
Revenue ($ millions)
Total provincial(6)	37,495	42,076	46,076	46,931	47,900	49,016	50,732
Taxpayer-supported(7)	27,997	32,391	35,025	35,911	36,333	36,874	38,056
Debt ($ millions)
Total provincial	37,767	35,826	34,356	34,352	36,837	38,681	39,981
Taxpayer-supported(8)	30,028	28,657	27,175	26,545	27,803	28,692	29,171
Provincial GDP ($ millions)(9)	145,763	157,540	168,855	178,818	187,789	196,918	206,684
Population (thousands at July 1)(10)	4,155	4,203	4,258	4,310	4,359	4,408	4,462

(1)	Includes fiscal data of school districts, post-secondary institutions and regional health authorities/societies (SUCH).

(2)	The ratio of debt to population (e.g. 2007/08 debt divided by population at July 1, 2007).

(3)	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2007/08 debt divided by 2007 GDP).

(4)	The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

(5)	Weighted average of all outstanding debt issues.

(6)	Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

(7)	Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

(8)	Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

(9)	GDP for the calendar year ending in the fiscal year (e.g. GDP for 2007 is used for the fiscal year ended March 31, 2008).

(10)	Population at July 1st within the fiscal year (e.g. population at July 1, 2007 is used for the fiscal year ended March 31, 2008).